As filed with the Securities and Exchange Commission on May 12, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

SMTC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3672	98-0197680
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

635 Hood Road, Markham, Ontario, Canada L3R 4N6

(905) 479-1810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John E. Caldwell

Chairman and Chief Executive Officer

635 Hood Road

Markham, Ontario, Canada L3R 4N6

(905) 479-1810

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Alfred O. Rose, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

Telecopy: (617) 951-7050

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $.01 per share	50,025,000	$0.635	$31,765,875	$4,025

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the Registrant’s common stock as reported on The Nasdaq National Market on May 7, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 12, 2004.

PROSPECTUS

50,025,000 Shares

SMTC CORPORATION

Common Stock

The shares of our common stock offered by this prospectus will be issued in exchange for exchangeable shares of SMTC Manufacturing Corporation of Canada, or SMTC Canada, a subsidiary of ours. We are bearing the expenses of registration of the shares in this prospectus.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “SMTX”. The exchangeable shares are traded on the Toronto Stock Exchange under the symbol “SMX”. On May 10, 2004 the closing sale price of the common stock on The Nasdaq National Market was $0.65 per share.

Investing in our common stock involves risks. “ Risk Factors” begin on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to exchange exchangeable shares of SMTC Canada for shares of our common stock only in jurisdictions where such exchanges are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights information we present in greater detail elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of factors described under “Risk Factors” and elsewhere in this prospectus.

SMTC Corporation

SMTC Corporation (“We” or “SMTC” or the “Company”) provides advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through five manufacturing and technology centers strategically located in key technology and cost-effective corridors in the United States, Canada and Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, cable and harness interconnect, high precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after-sales support.

We have customer relationships with industry leading OEMs such as IBM and Ingenico. We developed these relationships by capitalizing on the continuing trend of OEMs to outsource manufacturing services, to consolidate their supply base and to form long-term strategic partnerships with selected high quality EMS providers. We work closely with and are highly responsive to our customers throughout the design, manufacturing and distribution process, providing services that allow our customers to focus on their core competencies of sales, marketing and research and development. We seek to grow our business through the addition of new, high quality customers and the expansion of our activity with existing customers.

We believe that our key competitive advantages include our service quality and responsiveness, our commodity management capabilities, leading edge equipment and processes that are consistent from site to site, a customer-focused team-based approach, global supply chain management capabilities and web-based systems that electronically link us with our customers and suppliers in real time, enhancing our supply chain management capabilities.

During fiscal year 2001, in response to excess capacity caused by the slowing technology end market, we commenced a restructuring program aimed at reducing our cost structure. Actions taken by management to improve capacity utilization included closing our Denver, Colorado assembly facility and our Haverhill, Massachusetts interconnect facility, re-sizing our Mexico and Ireland facilities and reducing our excess equipment.

Due to the continuing economic downturn in 2002, the Company took further steps to realign its cost structure and plant capacity. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced the closing of our Cork, Ireland facility and that we were taking steps to place the subsidiary that operated that facility in voluntary administration.

In 2002, we began pursuing a plan to restructure, refinance and restore profitability and growth to the Company which we continued to execute during 2003. The first phase involved a major operational restructuring that aligned our cost structure with expected revenue and focused operations in key cost-effective geographic locations. This phase was substantially completed in the fall of 2003 and involved the closure of our sites in Donegal, Ireland, Austin, Texas, Charlotte, North Carolina and the sale of our Appleton, Wisconsin manufacturing operations. Our operational restructuring plan has been substantially completed, and we expect to incur limited additional charges related to its implementation.

In late 2003, we initiated the second phase to recapitalize the Company through several refinancing transactions that, upon closing, we believe would strengthen our balance sheet and provide additional financial flexibility. The proposed recapitalization of the Company consists of three main components: a private placement of equity securities that closed into escrow pending stockholder approval, a new secured credit facility and a transaction with the Company’s current lenders to repay a portion of the Company’s existing debt and restructure the balance of the Company’s existing debt. We refer to the proposed recapitalization in this prospectus as the “Recapitalization Transaction.” The closing of the Recapitalization Transaction is subject to stockholder approval and certain other conditions.

Address

SMTC Corporation is a Delaware corporation incorporated in 1998. Our principal executive office is located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6 and our telephone number is (905) 479-1810. We maintain a website on the Internet at www.smtc.com. Our website, and the information contained therein, is not a part of this prospectus.

The Offering

Common Stock offered by SMTC in exchange for outstanding exchangeable shares of SMTC Canada	50,025,000 shares

Use of proceeds	SMTC will not receive any proceeds from the exchange of the exchangeable shares of SMTC Canada for shares of common stock.

Nasdaq National Market symbol for common stock	SMTX

Our subsidiary SMTC Canada completed a committed private placement on March 3, 2004, which was fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. of 33,350,000 Special Warrants to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.9 million, US$27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. Each Special Warrant is exercisable into one unit consisting of one exchangeable share of SMTC Canada, and one half of a warrant to purchase an exchangeable share. Each whole warrant will be exercisable for one exchangeable share of SMTC Canada at an exercise price of C$1.85 per share for a period of 60 months following closing.

The Special Warrants will be exercisable for units on the earlier of: (i) the sixth business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a prospectus qualifying the distribution of the exchangeable shares and warrants issuable upon exercise of the Special Warrants (the “Prospectus Qualification Date”), and (ii) March 4, 2005. If the Prospectus Qualification Date has not occurred on or before June 1, 2004 or if the Company has not registered in the United States the common stock underlying the exchangeable shares issuable in connection with the offering by July 1, 2004, each Special Warrant shall thereafter entitle the holder to receive upon exercise, without payment of additional consideration, 1.1 units in lieu of one unit.

Subject to applicable legal requirements, the exchangeable shares of SMTC Canada may be exchanged at any time at the option of the holder on a one-for-one basis for shares of our common stock. The issuance of such shares of common stock in exchange for exchangeable shares is being registered by this prospectus.

Holders of exchangeable shares may initiate the exchange of their exchangeable shares for common stock by exercising their retraction rights. The retraction right is exercised by presenting to SMTC Canada or to CIBC Mellon Trust Company, as trustee, (i) a certificate or certificates representing the number of exchangeable shares the holder desires to retract; (ii) a duly executed retraction request indicating the number of exchangeable shares the holder desires to retract and the retraction date; and (iii) such other documents as may be required to effect the retraction of the retracted exchangeable shares. A holder wishing to exercise the retraction right must present these documents to SMTC Canada or to the trustee at least 10 business days prior to the retraction date specified in the retraction request. The retraction rights of holders of exchangeable shares and the retraction procedure are described in greater detail under “Details of the Exchangeable Shares.”

ABOUT THIS PROSPECTUS

Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “anticipates,” “believes,” “continue,” “could,” “estimate,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” or “will,” or the negative of these terms or similar expressions, are generally intended to identify forward-looking statements. All of these forward-looking statements are based upon estimates and assumptions made by SMTC’s management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized, and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) the failure of stockholders to approve our pending recapitalization transactions; (2) increased competition; (3) increased costs; (4) the inability to implement our business plan and maintain covenant compliance under our credit agreement; (5) the loss or retirement of key members of management; (6) increases in SMTC’s cost of borrowings or lack of availability of additional debt or equity capital on terms considered reasonable by management; (7) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; (8) changes in general economic conditions in the markets in which SMTC may compete and fluctuations in demand in the electronics industry; (9) the inability to manage inventory levels efficiently in light of changes in market conditions; and (10) the inability to sustain historical margins as the industry develops. SMTC has attempted to identify certain of the factors that it currently believes may cause actual future experiences to differ from SMTC’s current expectations regarding the relevant matter or subject area. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed under “Risk Factors.” You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Except where the context otherwise requires,

•	references in this prospectus to “Surface Mount” are references to SMTC Corporation and its affiliated companies, including The Surface Mount Technology Centre Inc., prior to the July 1999 combination of SMTC Corporation and HTM Holdings, Inc.,

•	references in this prospectus to “shares” are references, collectively, to shares of common stock issued by SMTC and the exchangeable shares issued by SMTC Canada,

•	references in this prospectus to this “offering” are references to SMTC’s offering of common stock in exchange for the outstanding exchangeable shares of SMTC Canada,

•	references in this prospectus to “US$” or “$” are to U.S. dollars and all references to “C$” are to Canadian dollars, and

•	references in this prospectus to our “initial public offering” are to the combined initial public offerings of our common stock and our exchangeable shares that took place in July 2000.

RISK FACTORS

RISKS RELATED TO THE RECAPITALIZATION TRANSACTION

If we fail to complete the Recapitalization Transaction, we would likely have an event of default under the terms of our existing credit agreement and would not likely be able to negotiate a transaction on equal or more favorable terms.

If the Recapitalization Transaction is not approved at our 2004 Annual Meeting of Stockholders to be held on May 20, 2004, we expect that we would not be able to negotiate a transaction on terms as favorable as the Recapitalization Transaction. We also expect that we would likely be in default under our existing credit agreement no later than June 2004 due to noncompliance with several covenants including the minimum availability and maximum revolver covenants. Upon a default, the lenders under our current credit facility could resort to their collateral consisting of substantially all of our assets and reorganization proceedings under the U.S. Bankruptcy Code and/or the Canadian Companies’ Creditors Arrangement Act could be one of the possible consequences.

If we complete the Recapitalization Transaction, current stockholders will be subject to significant dilution.

Currently outstanding shares will be 39% of the outstanding shares after the Recapitalization Transaction and 30% of the outstanding shares upon the exercise of the warrants sold pursuant to the private placement and the debt exchange that are part of the Recapitalization Transaction (with such exercise generating approximately C$41.1 million in additional proceeds for the Company), if we complete the Recapitalization Transaction.

The Company is currently exposed to foreign currency exchange risk on the proceeds of the recapitalization in escrow.

As part of the Recapitalization Transaction, we have agreed to repay $40 million in cash to our existing lenders. This amount will be generated by borrowings under our new working capital facility and from the proceeds of our equity offering, which, net of underwriting expenses, total C$37.3 million and are held in escrow. We will be required to convert the escrowed proceeds, upon stockholder approval, to satisfy the obligations to our existing lenders. In the event the Canadian dollar weakens relative to the U.S. dollar, it will have an adverse effect on our ability to purchase U.S. dollars in the amount of approximately US$200,000 for every $.01 change in the Canadian dollar/U.S. dollar exchange rate. The Company will monitor the exchange rate and the extent it deems necessary, it will hedge all or a portion of the C$37.3 million; however, there can be no assurance that the Company will be successful in any hedging strategy it adopts.

The Company’s ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

Section 382 of the Internal Revenue Code imposes a limitation on a corporation’s use of net operating loss (“NOL”) carryforwards following an “ownership change”. Whether or not the Recapitalization Transaction results in an ownership change for purposes of Section 382 depends upon whether the exchangeable shares of SMTC Canada are treated as shares of the Company under U.S. tax principles. Because the tax law governing the exchangeable shares is unclear, it is uncertain whether Section 382 will apply to the Recapitalization Transaction. If applicable, Section 382 would limit the amount of NOLs available to offset taxable income in future years and would preclude the full utilization of the Company’s NOLs. As of December 31, 2003, the Company had total net operating loss carryforwards (both U.S. and Canadian) of approximately $142.4 million.

We will not be entitled to a refund of the underwriters’ fees if the Recapitalization Transaction is not completed.

We paid 6% of the gross proceeds on the sale of Special Warrants, or approximately $1,800,000, as cash commission to the underwriters at the closing into escrow. In the event our stockholders do not approve the Recapitalization Transaction, all of the escrowed funds will be returned to the purchasers of the Special Warrants, and we will not be entitled to a refund of the commission and expenses paid to the underwriters.

We may have to issue to the purchasers of the Special Warrants, units exchangeable for exchangeable shares and exchangeable share purchase warrants of SMTC Canada on the same terms as the private placement.

In the event that we do not obtain our stockholders’ approval for the Recapitalization Transaction by June 1, 2004, then, subject to Nasdaq approval, the purchasers of Special Warrants will be allowed, for a period of five business days following the date on which our stockholders declined to approve the offering of the Special Warrants, to subscribe, on a pro rated basis, for units representing (i) an aggregate number of underlying exchangeable shares that does not exceed 25% of all such issued and outstanding exchangeable shares and (ii) an aggregate number of underlying shares of our common stock that, together with the underlying shares of common stock issuable on exchange of the securities described in (i), does not exceed 19.9% of the issued and outstanding shares of common stock of the Company. The purchasers will be able to subscribe (the “Allowable Subscription”) for these units on the same terms as the offering of the Special Warrants.

We may have to pay the purchasers of the Special Warrants an additional amount if we enter into an alternative business transaction.

If we fail to obtain stockholder approval for the Recapitalization Transaction and then, on or prior to February 17, 2005, we complete an equity issuance for greater than 10% of the number of shares of our common stock and exchangeable shares outstanding as of February 17, 2004 or a transaction that results in a change of control of the Company, which we refer to as an “Alternative Business Transaction,” we will be required to pay to each purchaser of Special Warrants (with respect to the number of exchangeable shares included in Special Warrants that were held in escrow for the benefit of such purchaser (or its assignees) at the time the stockholders declined to approve the Recapitalization Transaction minus the number of exchangeable shares purchased by such purchaser (or its assignees) pursuant to the Allowable Subscription) an amount equal to one-half of the difference between the average market price of the exchangeable shares at the close of business for the period that is ten trading days immediately preceding the date of the stockholders’ meeting called to approve the Recapitalization Transaction and the subscription price of the units for which the Special Warrants are exercisable, in part. This fee would likely have the effect of making it more difficult for us to find another party interested in a transaction and would further reduce the likelihood that we would be able to negotiate a transaction on equal or more favorable terms. If a stockholders’ meeting had been held on April 2, 2004 at which the proposals related to the Recapitalization Transaction failed to obtain stockholder approval and an Alternative Business Transaction were completed on or prior to February 17, 2005, the Company would have been required to pay the Purchasers an aggregate of approximately C$1,950,000 under this provision.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

As a result of recent unfavorable economic conditions and reduced capital spending, our sales have declined in 2003 from 2002. In particular, sales to OEMs in the telecommunications and enterprise computing and networking industries worldwide were impacted during 2003. If economic conditions worsen or fail to improve, we may experience a material adverse impact on our business, operating results and financial condition.

A majority of our revenue comes from a small number of customers; if we lose any of our larger customers, our revenue could decline significantly.

Our largest three customers in 2003 were IBM, Ingenico and Square D, which represented approximately 26.4%, 14.6% and 10.5%, respectively, of our total revenue in 2003. Our top ten largest customers (including IBM, Ingenico and Square D) collectively represented approximately 89.5% of our total revenue in 2003. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenue. In addition to having a limited number of customers, we manufacture a limited number of products for each of our customers. If we lose any of our largest customers or any product line manufactured for one of our largest customers, we could experience a significant reduction in our revenue. Also, the insolvency of one or more of our largest customers or the inability of one or more of our largest customers to pay for its orders could decrease revenue. As many of our costs and operating expenses are relatively fixed, a reduction in net revenue can decrease our profit margins and adversely affect our business, financial condition and results of operations.

Our industry is very competitive and we may not be successful if we fail to compete effectively.

The electronics manufacturing services (EMS) industry is highly competitive. We compete against numerous domestic and foreign EMS providers including Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI, Inc., Solectron Corporation, Benchmark Electronics Inc., Pemstar Inc. and Plexus Corp. In addition, we may in the future encounter competition from other large electronics manufacturers that are selling, or may begin to sell, electronics manufacturing services. Many of our competitors have international operations, and some have substantially greater manufacturing, financial, research and development and marketing resources and lower cost structures than us. We also face competition from the manufacturing operations of current and potential customers, which are continually evaluating the merits of manufacturing products internally versus the advantages of using external manufacturers.

We may experience variability in our operating results, which could negatively impact the price of our shares.

Our annual and quarterly results have fluctuated in the past. The reasons for these fluctuations may similarly affect us in the future. Prospective investors should not rely on results of operations in any past period to indicate what our results will be for any future period. Our operating results may fluctuate in the future as a result of many factors, including:

•	variations in the timing and volume of customer orders relative to our manufacturing capacity;

•	variations in the timing of shipments of products to customers;

•	introduction and market acceptance of our customers’ new products;

•	changes in demand for our customers’ existing products;

•	the accuracy of our customers’ forecasts of future production requirements;

•	effectiveness in managing our manufacturing processes and inventory levels;

•	changes in competitive and economic conditions generally or in our customers’ markets;

•	willingness of suppliers to supply the Company on normal credit terms; and

•	changes in the cost or availability of components or skilled labor.

In addition, most of our customers typically do not commit to firm production schedules more than 30 to 90 days in advance. Accordingly, we cannot forecast the level of customer orders with certainty. This makes it difficult to schedule production to maximize utilization of our manufacturing capacity. In the past, we have been required to increase staffing, purchase materials and incur other expenses to meet the anticipated demand of our customers. Sometimes anticipated orders from certain customers have failed to materialize, and at times delivery schedules have been deferred as a result of changes in a customer’s business needs. Any material delay, cancellation or reduction of orders from our largest customers could cause our revenue to decline significantly. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can decrease our gross margins and adversely affect our business, financial condition and results of operations. On other occasions, customers have required rapid and unexpected increases in production, which have placed burdens on our manufacturing capacity and adversely affected costs.

In 2003, our costs to meet customer orders increased due to our vendor credit constraints arising from our burdensome debt position, resulting in additional freight and material costs and labor inefficiencies that lowered our margins in the fourth quarter of 2003.

Any of these factors or a combination of these factors could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the electronics industry, which produces technologically advanced products with short life cycles.

Many of our customers are in the electronics industry, which is characterized by intense competition, short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, their products could become obsolete and the demand for our services could significantly decline. Our success is largely dependent on the success achieved by our customers in developing and marketing their products. Furthermore, this industry is subject to economic cycles and has in the past experienced downturns. A continued recession or a downturn in the electronics industry would likely have a material adverse effect on our business, financial condition and results of operations.

Shortage or price fluctuation in component parts specified by our customers could delay product shipment and affect our profitability.

A substantial portion of our revenue is derived from “turnkey” manufacturing. In turnkey manufacturing, we provide both the materials and the manufacturing services. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have a material adverse effect on our business, financial condition and results of operations. We are required to forecast our future inventory requirements based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. A shortage of materials could lengthen production schedules and increase costs. An excess of materials may increase the costs of maintaining inventory and may increase the risk of inventory obsolescence, both of which may increase expenses and decrease profit margins and operating income.

Many of the products we manufacture require one or more components that we order from sole-source suppliers. Supply shortages for a particular component can delay productions of all products using that component or cause cost increases in the services we provide. In addition, in the past, some of the materials we use, such as memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers allocate available quantities among their customers, and we have not been able to obtain all of the materials required. Our inability to obtain these materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income. Also, we may bear the risk of periodic component price increases. Accordingly, some component price increases could increase costs and reduce operating income. Also we rely on a variety of common carriers for materials transportation, and we route materials through various world ports. A work stoppage, strike or shutdown of a major port or airport could result in manufacturing and shipping delays or expediting charges, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth and significant retrenchment in a short period of time.

Since 1995, we have completed seven acquisitions. Acquisitions may involve numerous risks, including difficulty in integrating operations, technologies, systems, and products and services of acquired companies; diversion of management’s attention and disruption of operations; increased expenses and working capital requirements; entering markets in which we have limited or no prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees and customers of acquired companies. In addition, acquisitions may involve financial risks, such as the potential liabilities of the acquired businesses, the dilutive effect of the issuance of additional equity securities, the incurrence of additional debt, the financial impact of transaction expenses and the amortization of goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting, and possible adverse tax and accounting effects.

In 2001 we implemented an operational restructuring plan that called for significant retrenchment. We closed our Denver and Haverhill facilities and resized operations in Mexico and Ireland in an effort to reduce our cost structure. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operates that facility in voluntary administration. During the third quarter of 2002, the Company took further steps to realign its cost structure and plant capacity. Furthermore, in 2003, we closed our sites in Austin, Texas, Donegal, Ireland and Charlotte, North Carolina and sold our manufacturing operations in Appleton, Wisconsin. Retrenchment has caused, and is expected to continue to cause, strain on our infrastructure, including our managerial, technical and other resources. We may experience inefficiencies as we complete the operational integration from closed facilities to currently operating facilities and may experience delays in meeting the needs of transferred customers. In addition, we are reducing the geographic dispersion of our operations, which may make it harder for us to compete and may cause us to lose customers. The loss of customers could have a material adverse effect on our business, financial condition and results of operations.

Our rapid growth and subsequent retrenchment has placed and will continue to place a significant strain on management, on our financial resources, and on our information, operating and financial systems. If we are unable to manage effectively, it may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. In addition, the EMS industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. There can be no assurance that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. There can be no assurance that capital will be available for these purposes in the future or that investments in new technologies will result in commercially viable technological processes.

Our business will suffer if we are unable to attract and retain key personnel and skilled employees.

Our business depends on our ability to continue to recruit, train and retain skilled employees, particularly executive management, engineering and sales personnel. Recruiting personnel in our industry is highly competitive. We are currently seeking a new President and Chief Executive Officer to replace our current interim

President and Chief Executive Officer and a new Chief Financial Officer to replace our current interim Chief Financial Officer. Our ability to successfully implement our business plan depends in part on our ability to attract and retain a new President and Chief Executive Officer and a new Chief Financial Officer and to retain key management and existing employees. There can be no assurance that we will be able to attract and retain a new President and Chief Executive Officer and a new Chief Financial Officer or to retain our executive officers and key personnel or attract qualified management in the future. In connection with our restructuring, we significantly reduced our workforce. If we receive a significant volume of new orders, we may have difficulty recruiting skilled workers back into our workforce to respond to such orders and accordingly may experience delays that could adversely effect our ability to meet customers’ delivery schedules.

Risks particular to our international manufacturing operations could adversely affect our overall results.

Our international manufacturing operations are subject to inherent risks, including:

•	fluctuations in the value of currencies and high levels of inflation;

•	longer payment cycles and greater difficulty in collecting amounts receivable;

•	unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	trade restrictions; and

•	dependence on key customers.

We are subject to a variety of environmental laws, which expose us to potential financial liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental and safety laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws is a major consideration for us because we use metals and other hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused such release. In addition we, along with any other person who arranges for the disposal of our wastes, may be liable for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby having a material adverse effect on our operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Our indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business.

At December 31, 2003, we had $70.1 million of indebtedness under our senior credit facility. If the Recapitalization Transaction is approved highly by stockholders at our Annual Meeting and ultimately consummated, it will reduce our debt, but we will remain highly leveraged. Under our new senior facility, we will have a secured revolving credit and term loan facility of up to $40 million. In addition, we will have up to $27.5 million in second lien subordinated term debt. This debt, whether under our existing senior credit facility or the facilities that would be put in place as part of the Recapitalization Transaction, could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions;

•	We will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	We may have limited flexibility in planning for, or reacting to, changes in our business and industry;

•	We could be limited by financial and other restrictive covenants in our credit arrangements in our borrowing of additional funds; and

•	We may fail to comply with the covenants under which we borrowed our indebtedness which could result in an event of default. If an event of default occurs and is not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness. There can be no assurance that we will maintain compliance with the covenants under our credit agreement.

There can be no assurance that our leverage and such restrictions will not materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, our ability to pay principal and interest on our indebtedness to meet our financial and restrictive covenants and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under our senior credit facility or successor facilities.

We face significant restrictions on our ability to operate under the terms of our current credit agreement and would face similar restrictions under the terms of the credit arrangements that would be implemented in the Recapitalization Transaction.

The terms of our current credit agreement restrict, among other things, our ability to incur additional indebtedness, complete acquisitions, pay dividends or make certain other restricted payments, consummate certain asset sales, make capital expenditures, incur cash restructuring costs, enter into certain transactions with affiliates, merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. We are also required to maintain specified financial ratios and satisfy certain monthly and quarterly financial condition tests, which further restrict our ability to operate as we choose. We would face similar restrictions and requirements under the credit arrangements that are part of the Recapitalization Transaction.

If we are not able to comply with these covenants and tests, customers may lose confidence in us and reduce or eliminate their orders with us which may have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and those of our subsidiaries are pledged as security under our senior credit facility and would be similarly pledged under the credit arrangements that would be effected in the Recapitalization Transaction.

Institutional investors and certain members of management have significant influence over our business, and could delay, deter or prevent a change of control or other business combination.

Certain of our institutional investors have representatives on our Board of Directors, including investment funds affiliated with Bain Capital, LLC and investment funds affiliated with Celerity Partners. Further, certain members of our management serve on our Board. By virtue of such stock ownership and Board representation, certain of our institutional investors and certain members of management have a significant influence over all matters submitted to our stockholders, including the election of our directors, and exercise significant control over our business policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable.

Provisions in our charter, by-laws and certain provisions under Delaware law may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our shares could suffer.

Our Common Stock May Be Delisted From The Nasdaq National Market.

On April 22, 2004, we received notification from Nasdaq Listing Qualifications that our common stock failed to maintain a minimum market value of publicly held shares of $15,000,000 and a minimum bid price of $1.00 per share for continued listing on The Nasdaq National Market. Under NASD Marketplace Rules, Nasdaq has provided us with a grace period of 90 calendar days, or until July 21, 2004, to regain compliance with the minimum market value of publicly held shares requirement and a grace period of 180 calendar days, or until October 19, 2004, to comply with the minimum bid price requirement. If we fail to comply with either requirement by the end of the applicable grace period (and, in the case of the minimum bid price requirement, we are not granted an extension to the grace period, as permitted under Marketplace Rules), our common stock may be delisted from trading on The Nasdaq National Market. While we believe that successful completion of the Recapitalization Transaction and, to the extent necessary, the reverse stock split described under “Description of Capital Stock-General Matters,” prior to the applicable deadlines should enable us to regain compliance, there can be no assurance that our common stock will regain compliance with these minimum continued listing requirements or that we will continue to satisfy the other listing requirements of The Nasdaq National Market. Our failure to comply with the Marketplace Rules or promptly to cure noncompliance with such Rules could result in our common stock being delisted, and the liquidity of our stock could be materially impaired.

RISKS ASSOCIATED WITH OUR PROPOSED CHARTER AMENDMENTS

The issuance of additional authorized shares of common stock may dilute the voting power and equity interest of present stockholders and may prevent a hostile takeover of the Company.

We are seeking stockholder approval to amend our charter to increase the number of shares of common stock authorized for issuance under our charter. Prior to such an amendment, if all of our existing authorized shares were issued, current shares outstanding would be approximately 47.8% of the total outstanding shares. If such an amendment is approved and all of the then authorized shares were issued, current shares outstanding would be approximately 22.1% of the total outstanding shares. Finally, if such an amendment is approved and all of the authorized shares were issued, current shares outstanding and all shares issuable in connection with the Recapitalization Transaction would be approximately 73.3% of the total shares outstanding. It is not possible to predict in advance whether the issuance of additional shares will have a dilutive effect on earnings per share as it depends on the specific events associated with a particular transaction. Shares of authorized but unissued common stock may be issued from time to time by our Board of Directors without further stockholder action unless such action is required by Delaware law, under which the Company is incorporated, our charter, or the rules of the Nasdaq National Market System. Additional authorized but unissued shares of common stock might be used in the context of a defense against or response to possible or threatened hostile takeovers.

We cannot predict the effect that a reverse stock split would have on the market value of our common stock and our ability to comply with Nasdaq’s maintenance standards.

We are seeking stockholder approval to effect a reverse stock split. While our Board of Directors believes that the common stock and exchangeable shares would trade at higher prices after the consummation of the reverse stock split, there can be no assurance that the increase in the trading price will occur, or, if it does occur, that it will equal or exceed the price that is the product of the market price of our common stock and exchangeable shares prior to the reverse stock split times the selected reverse stock split ratio. In some cases, the total market capitalization of a company following a reverse stock split is lower, and may be substantially lower, than the total market capitalization before the reverse stock split. In addition, the fewer number of shares that will be available to trade will possibly cause the trading market of our common stock and exchangeable shares to become less liquid, which could have an adverse effect on the price of our common stock and exchangeable shares.

There can be no assurance that the reverse stock split will result in us complying with the $1.00 minimum bid requirement for continued listing. Even if we regain compliance with Nasdaq’s $1.00 minimum bid price requirement, we must continue to satisfy other Nasdaq maintenance standards to remain on The Nasdaq National Market. In addition to a minimum bid price of at least $1.00 per share, we are required to have (a) total assets and total revenue of at least $50 million, (b) at least 1,100,000 shares publicly held by persons other than officers, directors and beneficial owners of greater than 10% of our total outstanding shares; (c) a market value of publicly held shares of at least $15 million; and (d) at least 400 stockholders who own at least 100 shares. We cannot offer any assurance that the common stock will continue to meet The Nasdaq National Market continued listing requirements following the reverse stock split.

USE OF PROCEEDS

Because the shares of our common stock offered hereunder will be issued in exchange for the exchangeable shares of our subsidiary SMTC Canada, we will receive no proceeds from the sale of such common stock.

DIVIDEND POLICY

SMTC Corporation has never declared or paid a cash dividend on its shares, and we currently do not anticipate paying any cash dividends in the foreseeable future. Our existing credit facilities restrict our ability to pay dividends. We currently intend to retain earnings and cash flow to finance future operations and expansion and to reduce indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On closing of our initial public offering in 2000, SMTC and its Canadian affiliates entered into a support agreement under which SMTC agreed to maintain the economic equivalence of the exchangeable shares and the common stock by, among other things, not declaring and paying dividends on the common stock unless SMTC Canada is able to declare and pay economically equivalent dividends on the exchangeable shares in accordance with the terms of those shares. SMTC Canada may also declare stock dividends from time to time as necessary to maintain the one-for-one economic equivalence between exchangeable shares and shares of common stock. The SMTC Canada exchangeable shares do not carry any other right to receive dividends from SMTC Canada. Although SMTC Canada has paid dividends on its shares in the past, it does not currently anticipate paying any cash dividends on the exchangeable shares in the foreseeable future.

DILUTION

This offering is for shares of common stock to be issued in exchange for currently outstanding exchangeable shares. The exchange of common stock for exchangeable shares will not result in any change to the net tangible book value per share before and after the exchange of shares. Investors should be aware, however, that the price of our shares may not bear any rational relationship to net tangible book value per share.

SELECTED CONSOLIDATED FINANCIAL DATA

SMTC is the result of the July 1999 combination of Surface Mount and HTM Holdings, Inc., or HTM. Upon completion of the combination and concurrent recapitalization, the former stockholders of HTM held approximately 58.0% of the outstanding shares of SMTC. We accounted for the combination under the purchase method of accounting as a reverse acquisition of Surface Mount by HTM. Because HTM acquired Surface Mount for accounting purposes, HTM’s assets and liabilities are included in our consolidated financial statements at their historical cost and the comparative figures for the periods prior to the combination reflect the results of operations of HTM. The results of operations of Surface Mount are included in our consolidated financial statements from the date of the combination.

Selected Financial Data

The selected financial data includes the following:

•	The results of operations and other financial data for 1999 include a full year of results of HTM, as well as the results for Surface Mount from July 30, 1999 through December 31, 1999 and results for W.F. Wood from September 4, 1999 through December 31, 1999. For accounting purposes, HTM is considered to have acquired Surface Mount in the July 1999 combination.

•	The results of operations and other financial data for 2000 include a full year of results for HTM, Surface Mount and W.F. Wood and the results for Qualtron from November 22, 2000 through December 31, 2000. Pensar is included in the results from July 27, 2000 through December 31, 2000 but is characterized as discontinued operations.

•	The results of operations and other financial data for 2001, 2002 and 2003 include a full year of results for HTM, Surface Mount, W.F. Wood and Qualtron. Pensar is included in the results but is characterized as discontinued operations.

The data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Our consolidated financial statements and our selected consolidated financial data have been prepared in accordance with United States GAAP. These principles conform in all material respects to Canadian GAAP except as described in Note 19 to our consolidated financial statements. In 2001 the amortization and the write-down of goodwill related to the Qualtron Teoranta acquisition are $0.2 million and $2.2 million lower, respectively, under Canadian GAAP. Under United States GAAP, the shares issued as consideration in the Qualtron Teoranta acquisition were valued using the share price at the announcement date of the acquisition and under Canadian GAAP, the shares were valued on the consummation date. In 2002, the transitional goodwill impairment charge of $55.6 million is recognized in opening retained earnings under Canadian GAAP. Under United States GAAP, the cumulative adjustment is recognized in earnings during 2002.

Consolidated Statement of Operations Data (a):

(in millions, except per share amounts)

	Year Ended
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
Revenue	$248.5	$735.1	$528.1	$525.2	$306.1
Cost of sales, including restructuring and other charges (b)	226.8	670.1	557.6	504.9	279.5

Gross profit (loss)	21.7	65.0	(29.5)	20.3	26.6
Selling, general and administrative expenses, including other charges (b)	12.8	31.3	38.8	24.2	18.8
Amortization, including other charges (b)(c)	2.0	6.2	9.5	2.5	4.1
Restructuring and other charges, including the write-down of intangible assets (b)	—	—	41.8	30.4	1.0

Operating earnings (loss)	6.9	27.5	(119.6)	(36.8)	2.7
Interest	7.1	13.8	9.3	8.3	5.1
Debt extinguishment cost (d)	2.1	4.3	—	—	—

Earnings (loss) before income taxes, discontinued operations and the cumulative effect of a change in accounting policy (c)	(2.3)	9.4	(128.9)	(45.1)	(2.4)
Income taxes (recovery) (e)	(0.7)	5.0	(28.8)	(1.2)	35.0

Earnings (loss) from continuing operations	(1.6)	4.4	(100.1)	(43.9)	(37.4)
Loss from discontinued operations (f)	(0.5)	(0.8)	(4.7)	(8.5)	(2.4)
Cumulative effect of a change in accounting policy (c)	—	—	—	(55.6)	—

Earnings (loss)	$(2.1)	$3.6	$(104.8)	$(108.0)	$(39.8)

Earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$(2.38)	$0.11	$(3.50)	$(1.53)	$(1.30)
Loss per share from discontinued operations (f)	(0.30)	(0.07)	(0.16)	(0.30)	(0.09)
Loss from the cumulative effect of a change in accounting policy per share (c)	—	—	—	(1.93)	—

Basic earnings (loss) per common share	$(2.68)	$0.04	$(3.66)	$(3.76)	$(1.39)
Diluted earnings (loss) per common share	$(2.68)	$0.03	$(3.66)	$(3.76)	$(1.39)

Weighted average number of common shares outstanding:
Basic	1.6	13.2	28.6	28.7	28.7
Diluted	1.6	13.7	28.6	28.7	28.7

(a)	The consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period of time. As a consequence, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has incurred significant losses in fiscal 2001, 2002 and 2003, including costs associated with the restructuring of its operations resulting in a deficiency in shareholders’ equity at December 31, 2003. The Company’s long-term debt has been classified as a current liability at December 31, 2003 due to the maturity of the debt on October 1, 2004 (Refer to note 8 to our consolidated financial statements), resulting in a significant working capital deficiency as at December 31, 2003. In addition, absent the completion of the recapitalization (described below), the Company believes that it is unlikely that it will be in compliance with the existing financial covenants in the current credit agreement in the second quarter of 2004. Should the Company be unable to refinance the debt, subject to reasonable and achievable covenants, the Company expects that it will not be able to satisfy its indebtedness and other obligations. If the Company was unable to repay such amounts, the current lenders could proceed against any collateral granted to them to secure the indebtedness. Substantially all of the Company’s assets have been pledged to the lenders as collateral for the Company’s obligations under the senior facility.

On February 17, 2004, the Company announced a proposed recapitalization, as described in note 20 to our consolidated financial statements. The effect of this recapitalization would be to lower the Company’s overall indebtedness at closing by approximately $37.0 million, extend the term of the majority of the remaining indebtedness and provide additional liquidity. The proposed transactions are subject to the receipt of all necessary stockholder, regulatory and stock exchange approvals and definitive agreements and other customary conditions. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and the discharge of its liabilities in the normal course of business is dependent upon the Company being able to refinance its existing debt as described above. However, there can be no assurances that the Company will be successful in its refinancing efforts and, accordingly, may not have sufficient working capital to fund future operations.

Our consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for our financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used.

(b)	2001 Charges:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced an operational restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. In addition, the Company recorded other charges of $24.0 million related primarily to accounts receivable, inventory and asset impairment charges.

Restructuring charges related to the 2001 Plan of $25.4 million and other charges of $15.2 million are included in cost of sales for fiscal year 2001. Other charges of $8.8 million are included in selling, general and administrative expenses for fiscal year 2001.

2002 Charges:

Due to the continuing economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs, asset impairment charges and inventory exposures, and other facility exit costs and other charges of $2.1 million.

Restructuring charges related to the 2002 Plan of $6.5 million and other charges of $0.9 million are included in cost of sales for fiscal year 2002. Other charges of $1.0 million are included in selling, general and administrative expenses and other charges of $0.2 million are included in amortization expense for fiscal year 2002.

2003 Charges:

During 2003, the Company recorded a net restructuring and other charge of $1.0 million, consisting of a net adjustment to previously recorded charges related to the 2001 Plan and the 2002 Plan of $0.3 million and additional charges incurred during 2003 of $1.3 million. During 2003, the Company also recorded an adjustment to other charges of $0.1 million. The adjustment to other charges of $0.1 million is included in selling general and administrative expenses for fiscal year 2003.

(c)	During 2002, the Company completed its transitional goodwill impairment test resulting in a goodwill impairment charge of $55.6 million. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill as a result of a new accounting standard issued in 2001. Refer to note 3(q) to our consolidated financial statements. Refer to Note 19 to our consolidated financial statements for a description of differences between United States GAAP and Canadian GAAP.
(d)	Debt extinguishment cost of $2.1 million in 1999 arises from debt prepayment penalties of $0.8 million, the write-off of unamortized debt financing fees of $1.0 million and the write off of the unamortized debt discount of $0.3 million. Debt extinguishment cost of $4.3 million in 2000 arises from debt prepayment penalties of $0.3 million, the write-off of unamortized debt financing fees of $2.9 million and the write off of the value of the warrants issued in excess of the proceeds received of $1.1 million.
(e)	During the second quarter of 2003 the Company performed its quarterly review of its deferred tax assets in accordance with SFAS No. 109. This review resulted in a decision to establish a full valuation allowance for deferred tax assets. Refer to note 9 to our consolidated financial statements.
(f)	During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million. The Company recorded a loss on disposal of $0.2 million, which has been included in the loss from discontinued operations during fiscal year 2003. Refer to note 18 to our consolidated financial statements.

In February, 2002 the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operated that facility in voluntary administration. Refer to note 18 to our consolidated financial statements.

Consolidated Balance Sheet Data and Other Financial Data:

(in millions)

	Year Ended
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
Cash	$2.1	$2.7	$12.1	$0.4	$0.2
Working capital (deficiency)	53.4	188.3	75.3	(8.2)	(55.2)
Total assets	228.1	547.5	341.4	191.0	108.8
Total debt, including current maturities	134.0	118.0	122.8	82.6	70.1
Shareholders’ equity (deficiency)	7.8	228.5	124.7	18.0	(21.3)
Capital expenditures	4.1	25.7	19.1	2.8	0.2
Cash flows from operating activities	(6.6)	(104.9)	28.3	34.8	5.5
Cash flows from financing activities	49.6	159.1	0.2	(44.1)	(8.9)
Cash flows from investing activities	(41.4)	(53.6)	(19.2)	(2.4)	3.3

Quarterly Results

The following tables set forth our unaudited historical quarterly results for the eight quarters ended December 31, 2003. This information has been prepared on the same basis as our annual consolidated financial statements and it includes all adjustments necessary for a fair presentation of the financial results of such periods. This information should be read in conjunction with our annual consolidated financial statements for the years ended December 31, 2002 and 2003. The operating results for any previous quarter are not necessarily indicative of results for any future periods.

(in millions, except per share amounts)

	Quarter Ended
	Mar 31, 2002	June 30, 2002	Sept 29, 2002	Dec 31, 2002	Mar 30, 2003	June 29, 2003	Sept 28, 2003	Dec 31, 2003
Revenue	$124.3	$148.3	$143.5	$109.1	$81.4	$70.8	$77.0	$76.9
Gross profit (a)	4.8	6.1	1.0	8.4	7.8	4.8	8.1	5.9
Earnings (loss) from continuing operations (b)	(3.4)	(2.1)	(14.0)	(24.4)	0.3	(36.4)	1.3	(2.6)
Earnings (loss) (b)	(68.3)	(1.8)	(13.4)	(24.5)	0.0	(39.8)	2.6	(2.6)
Earnings (loss) per share from continuing operations	$(0.12)	$(0.07)	$(0.49)	$(0.85)	$0.01	$(1.27)	$0.05	$(0.09)
Weighted average number of shares outstanding-diluted	28.7	28.7	28.7	28.7	28.7	28.7	28.7	28.7

(a)	Includes restructuring charges of $6.3 million and $0.2 million for the quarters ended September 29, 2002 and December 31, 2002, respectively, and other charges of $0.9 million for the quarter ended September 29, 2002.
(b)	Includes restructuring charges of $12.7 million and $24.2 million for the quarters ended September 29, 2002 and December 31, 2002, respectively, and other charges of $0.9 million and $1.2 million for the quarters ended September 29, 2002 and December 31, 2002, respectively. Includes restructuring and other charges of $0.3 million and $1.1 million for the quarters ended March 30, 2003 and December 31, 2003, respectively, adjustments to previously recorded restructuring charges of $0.4 million for the quarter ended June 29, 2003 and adjustments to previously recorded other charges of $0.1 million for the quarter ended December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and notes to those statements included elsewhere in this prospectus. The forward-looking statements in this discussion regarding the electronics manufacturing services industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

We provide advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through five manufacturing and technology centers strategically located in key technology corridors in the United States, Canada and the cost-effective location of Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, advanced cable and harness interconnect, high-precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after sales support.

As the technology sector grew rapidly in the years 1999 and 2000, we sought to take advantage of such growth and completed several acquisitions, including Zenith Electronics’ facility in Chihuahua, W.F. Wood’s high precision enclosure manufacturing site in Boston, Massachusetts, Pensar Corporation, an EMS company specializing in design engineering and headquartered in Appleton, Wisconsin and Qualtron Teoranta, a provider of specialized cable and harness interconnect assemblies, based in Donegal, Ireland with a subsidiary in Haverhill, Massachusetts. When the technology sector declined, we found ourselves with significant excess capacity and incurred significant operating losses. As a result, in fiscal year 2001, we began an operational restructuring that is substantially complete today and involved closing six and selling one of our manufacturing facilities. As a result of the restructuring of our business, the debt outstanding under our existing credit facility cannot be supported by our current business model. Accordingly, we have negotiated a restructuring of the debt under our existing credit agreement as part of an overall recapitalization of the Company that is subject to stockholder approval.

The following summary briefly describes the material terms of the Recapitalization Transaction, which consists of three main components: a private placement of equity securities that closed into escrow pending stockholder approval, a transaction with the Company’s current lenders to repay a portion of the Company’s existing debt and restructure the balance of the Company’s existing debt and a new secured credit facility with Congress Financial Corporation (Canada).

Private Placement of Equity Securities

The private placement consisted of a committed private placement fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. (collectively, the “Underwriters”) of 33,350,000 Special Warrants of SMTC Canada (each a “Special Warrant” and, collectively, the “Special Warrants”) to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.9 million, US$27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004 (the “Offering”). The

Company completed the private placement of Special Warrants on March 3, 2004 (the “Closing Date”). The net proceeds from the Offering are being held in escrow pending receipt of stockholder approval and satisfaction of certain other conditions and, upon release from escrow, will be used for debt reduction, as part of a concurrent agreement with the Company’s lenders, and working capital. The private placement includes the following terms:

•	Each Special Warrant is exercisable, without any additional consideration, into one unit consisting of one exchangeable share of SMTC Canada, and one half of a warrant to purchase an exchangeable share. Each whole warrant will be exercisable for one exchangeable share of SMTC Canada at an exercise price of C$1.85 per share for a period of 60 months following the closing of the Offering.

•	Subject to satisfaction of applicable legal requirements, each exchangeable share can be exchanged on a one-for-one basis for one share of the common stock of the Company. Each exchangeable share, as nearly as practicable, is the economic equivalent of a share of our common stock and is entitled to dividend and liquidation rights and participation in a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock to the same extent and on an economically equivalent basis as the holders of SMTC common stock. Holders of the exchangeable shares are able to exercise essentially the same voting rights with respect to the Company as they would have if they had exchanged their exchangeable shares for our common stock.

•	Subject to adjustment and subject to release of the escrowed proceeds, the Special Warrants will be exercisable for units on the earlier of: (i) the sixth business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a prospectus qualifying the distribution of the exchangeable shares and warrants issuable upon exercise of the Special Warrants (the “Prospectus Qualification Date”), and (ii) March 4, 2005. If the Prospectus Qualification Date has not occurred on or before June 1, 2004 or if the Company has not registered in the United States the common stock underlying the exchangeable shares issuable in connection with the offering by July 1, 2004, each Special Warrant shall thereafter entitle the holder to receive upon exercise, without payment of additional consideration, 1.1 units in lieu of one unit.

Agreement with the Company’s Current Lenders

The proposed Recapitalization Transaction includes an agreement with the Company’s current lenders, for which a binding term sheet has been signed, under which the Company will satisfy its debt under its existing credit facility by:

•	repaying $40 million of debt at par;

•	exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement; and

•	converting up to a limit of $27.5 million into second lien subordinated debt with maturity ranging from four to five years. In the unlikely event the remaining debt exceeds this limit, the difference will be repaid at par.

In addition, all warrants issued and to be issued to the current lenders (the “Lender Warrants”) in connection with the current credit facility will be cancelled. The Company agreed to issue such Lender Warrants to purchase our common stock if we did not meet certain EBITDA (earnings before interest expense, income taxes, depreciation and amortization) targets in connection with an amendment to our existing credit facility in December 2002. As a result of our shortfall in achieving such EBITDA targets, we have issued, or are currently obligated to issue, a total of 2,199,804 warrants with exercise prices ranging from $0.61 per share to $1.04 per share.

Our existing credit facility, which we are seeking to refinance in connection with an agreement with current lenders, consists of a revolving credit facility of $80 million and a term loan with an outstanding balance of $6,941,694 at April 2, 2004, which bear interest at the U.S. base rate plus 0.25% to 2.50%. The existing credit facility also contains several financial and other covenants, including minimum cumulative consolidated EBITDA and maximum total revolving extensions of credit which were based on a business plan for the

Company that is inconsistent with the Company’s current capacity. The existing credit facility was entered into at a time when the Company operated six facilities and had revenue of $527 million for the prior fiscal year. In response to the general economic downturn in 2001 and 2002, the Company undertook a restructuring program aimed at reducing its cost structure. The Company now operates only five facilities and had revenue of $306.1 million during fiscal 2003. As a result, the Company has repeatedly found itself in violation of the covenants under the current credit agreement and has repeatedly required amendments to and waivers of such covenants. Absent approval of proposals related to the Recapitalization Transaction by our stockholders at our 2004 Annual Meeting of Stockholders, which will allow the consummation of the Recapitalization Transaction, the Company expects it will violate covenants under its current credit agreement by June 2004, including the minimum availability and maximum revolver covenants. The minimum availability covenant measures the spread between the Company’s borrowing base and borrowings under the revolver. Prior to June 30, 2004, the Company is not required to maintain any spread, but following June 30, 2004 it will be required to maintain a $3 million spread, at which point the Company expects it will violate the covenant. The maximum revolver covenant measures the total permitted borrowings under the revolver, which are limited to $77 million. While the Company is currently in compliance with this covenant, it anticipates violating the covenant in June 2004 when it is required to make a $4 million amortization payment on its term loans.

New Secured Credit Facility

In connection with the proposed Recapitalization Transaction, the Company intends to enter into new asset-based credit facilities with Congress Financial Corporation and its affiliates for which letters of intent have been signed. The new credit facilities will be available to the Company’s U.S. and Canadian operating entities in a maximum amount of $40 million (to be allocated as between Canada and the U.S. as agreed to by the Company and Congress). The new credit facilities will include a term loan of up to $2 million, which will bear interest at the reference rate plus 1.00% and a revolving loan that will bear interest at the reference rate plus 0.50%. The reference rate will be the Canadian prime rate for the loans in Canada and the U.S. prime rate for the loans in the United States. The new credit facilities will provide for customary fees, including a 1.00% closing fee, an unused line fee and a termination fee of up to 2.00%.

•	The borrowing base for the revolving loan facilities to be provided by Congress will be calculated using a formula is based on (i) the lesser of 50% of the value of the eligible inventory of the Company’s U.S. and Canadian operating entities value at the lower of cost or market value, or 85% of such inventory’s appraised value, both subject to a $5 million cap and (ii) 85% of the eligible accounts receivable of those entities.

•	The new credit facilities will include a single financial covenant which will require the Company to maintain a specified level of consolidated EBITDA. The Company will be required to achieve consolidated EBITDA of $5.0 million cumulatively for the first two quarters of 2004, $7.5 million cumulatively for the first three quarters of 2004 and $11.0 million cumulatively for 2004 in total. Thereafter, it will be required to maintain consolidated EBITDA of $11.0 million on a rolling four quarter basis. The covenant levels are being negotiated in light of the Company’s current business plan.

•	The new credit facilities will be secured against the assets of the Company’s U.S. and Canadian operations. The security interest granted to Congress will rank senior to any security in favor of the current lenders whose facilities are being restructured.

•	The new credit facilities will include representations, warranties, covenants and events of default that are customary for asset-based credit facilities.

•	The Company expects to draw approximately $12.5 million under the new credit facilities at the closing of the Recapitalization Transaction. The actual amount to be drawn will depend on the amount of the Company’s outstanding indebtedness to our current lenders and the amount of expenses the Company incurs to consummate the Recapitalization Transaction.

The terms of the new credit facilities described above are based on the letter of intent and the current state of negotiations, but are subject to continued negotiation.

Certain Effects of the Recapitalization Transaction

•	The effect of this refinancing would be to lower the Company’s overall indebtedness at the closing of the Recapitalization Transaction by approximately $37 million, extend the term of the majority of the remaining indebtedness and provide additional liquidity. The level of indebtedness under the existing lenders’ facility at December 31, 2003 was $70.1 million.

•	Currently outstanding shares will be 39% of the outstanding shares after the Recapitalization Transaction and 30% of the outstanding shares upon the exercise of the private placement warrants and the warrants that will be issued to our current lenders (with such exercise generating approximately C$41.1 million in additional proceeds for the Company).

Need for the Recapitalization Transaction

Our Board of Directors has approved the proposal for the Recapitalization Transaction. We believe that the Recapitalization Transaction is in the best interests of the Company and the stockholders due to:

•	the over-leveraged capital structure of the Company;

•	the increased liquidity and working capital availability afforded by the refinancing;

•	the high probability of default under our credit agreement absent a refinancing;

•	the lack of a more favorable offer to the Recapitalization Transaction proposal following a process undertaken to identify potential purchasers of all or part of the Company; and

•	the less favorable alternative to the Company and the stockholders that resulted from the negotiations with our current lenders regarding a stand alone refinancing.

We believe that the likely outcome for the Company if the Recapitalization Transaction is not completed would be negative. If the Recapitalization Transaction had not been agreed to with the Company’s lenders prior to the issuance of the Company’s financial results for fiscal year 2003, the Company believes that suppliers and customers would have reacted negatively to the going concern qualification in the Company’s accountants’ audit opinion. Further, the Company would likely have been in default of other covenants under the terms of its existing credit agreement no later than the end of June 2004. Absent the agreement with the current lenders on the Recapitalization Transaction, upon an event of default, the lenders could have decided to resort to their collateral, consisting of substantially all of the Company’s assets and in which event reorganization proceedings under the Bankruptcy Code could have been one of the possible consequences. If the Recapitalization Transaction is not approved by the stockholders, the Company will likely face a high probability of an event of default with its current lenders no later than the end of June 2004.

As a result of the restructuring of the Company and market conditions in the period 2001 to 2002, we incurred significant operating losses. As a result of the late stages of the restructuring of the Company, the continued downturn in the technology sector and the over-leveraged capital structure of the Company, the Company continued to experience losses during fiscal 2003. The losses from fiscal 2001 through 2003 resulted in our repeated non-compliance with certain financial covenants contained in our credit agreement and repeated amendments to our credit agreement. The Company was in compliance with the amended financial covenants at December 31, 2003. Continued compliance with the amended financial covenants through October 1, 2004, the term of the existing credit facility, is unlikely. In the event of non-compliance (and absent the completion of the Recapitalization Transaction), the Company’s lenders have the ability to demand repayment of the outstanding amounts under the existing credit facility.

Corporate History

SMTC Corporation is the result of the July 1999 combination of Surface Mount and HTM. Surface Mount was established in Toronto, Ontario in 1985. HTM was established in Denver, Colorado in 1990. SMTC was established in Delaware in 1998. After the combination, we purchased Zenith Electronics’ facility in Chihuahua,

Mexico, which expanded our cost-effective manufacturing capabilities in an important geographic region. In September 1999, we established a manufacturing presence in the Northeastern United States and expanded our value-added services to include high precision enclosure capabilities by acquiring Boston, Massachusetts based W.F. Wood. In July 2000, we acquired Pensar Corporation, an EMS company specializing in design engineering and headquartered in Appleton, Wisconsin. On July 27, 2000, we consummated an initial public offering of 6,625,000 shares of our common stock and 4,375,000 exchangeable shares of our subsidiary SMTC Manufacturing Corporation of Canada, or SMTC Canada. Each exchangeable share of SMTC Canada is exchangeable at the option of the holder at any time into one share of our common stock, subject to compliance with applicable securities laws. On August 18, 2000, we sold an additional 1,650,000 shares of common stock upon exercise of the underwriters’ over-allotment option. In November 2000, we acquired Qualtron Teoranta, a provider of specialized cable and harness interconnect assemblies, based in Donegal, Ireland and with a subsidiary in Haverhill, Massachusetts. In fiscal 2001, we closed our facilities in Denver, Colorado and Haverhill, Massachusetts. In fiscal 2002, we closed our facility in Cork, Ireland. In fiscal 2003, we closed our facilities in Donegal, Ireland, Austin, Texas and Charlotte, North Carolina and sold the majority of our operations in Appleton, Wisconsin.

Results of Operations

Our contractual arrangements with our key customers generally provide a framework for our overall relationship with our customer. Revenue from the sale of products is recognized when goods are shipped to customers since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, all customer-specified test criteria have been met and the earnings process is complete. The Company also derives revenue from engineering and design services. Service revenue is recognized as services are performed. Actual production volumes are based on purchase orders for the delivery of products. Typically, these orders do not commit to firm production schedules for more than 30 to 90 days in advance. To minimize inventory risk, generally we order materials and components only to the extent necessary to satisfy existing customer forecasts or purchase orders. Fluctuations in material costs typically are passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition.

Our fiscal year end is December 31. The consolidated financial statements of SMTC, including the consolidated financial statements of HTM for periods prior to the combination, are prepared in accordance with United States GAAP, which conforms in all material respects to Canadian GAAP, except as disclosed in Note 19 to the consolidated financial statements. In 2001 the amortization and the write-down of goodwill related to the Qualtron Teoranta acquisition are $0.2 million and $2.2 million lower, respectively, under Canadian GAAP. Under United States GAAP, the shares issued as consideration in the Qualtron Teoranta acquisition were valued using the share price at the announcement date of the acquisition and under Canadian GAAP, the shares were valued on the consummation date. In 2002, the transitional goodwill impairment charge of $55.6 million was recognized in opening retained earnings under Canadian GAAP. Under United States GAAP, the cumulative adjustment was recognized in earnings during 2002. There are no Canadian GAAP differences in 2003.

The following table sets forth certain operating data expressed as a percentage of revenue for the years ended:

	December 31, 2001	December 31, 2002	December 31, 2003
Revenue	100.0%	100.0%	100.0%
Cost of sales (includes restructuring charges of $25.4 million and $6.5 million and other charges of $15.2 million and $0.9 million for the years ended December 31, 2001 and 2002, respectively)	105.6	96.1	91.3

Gross profit (loss)	(5.6)	3.9	8.7
Selling, general and administrative expenses (includes other charges of $8.8 million and $1.0 million for the years ended December 31, 2001 and 2002, respectively, and adjustments to previously recorded other charges of $0.1 million for the year ended December 31, 2003)	7.3	4.6	6.1
Amortization (includes other charges of $0.2 million for the year ended December 31, 2002)	1.8	0.5	1.3
Restructuring and other charges, including the write-down of intangible assets	7.9	5.8	0.3

Operating earnings (loss)	(22.6)	(7.0)	0.9
Interest	1.8	1.6	1.7

Loss before income taxes, discontinued operations and the cumulative effect of a change in accounting policy	(24.4)	(8.6)	(0.8)
Income taxes (recovery)	(5.5)	(0.2)	11.4

Earnings (loss) from continuing operations	(18.9)	(8.4)	(12.2)
Loss from discontinued operations	(0.9)	(1.6)	(0.8)
Cumulative effect of a change in accounting policy	—	(10.6)	—

Loss	(19.8)%	(20.6)%	(13.0)%

Year ended December 31, 2003 compared to the year ended December 31, 2002

Revenue

Revenue decreased $219.1 million, or 41.7%, from $525.2 million for the year ended December 31, 2002 to $306.1 million for the year ended December 31, 2003. The decrease in revenue primarily is due to the effect of the continued decline experienced in the technology market, coupled with our decision to terminate our supply agreement with Dell during 2002 and a reduction in revenue from many of our larger customers. During the second quarter of 2002, the Company informed Dell of its intention to terminate its supply agreement and to end production over the third quarter of 2002. The Company’s decision was taken after a review of the Company’s return on capital requirements indicated that the customer’s programs were not generating sufficient returns for the disproportionate amount of working capital utilized. While the decision to terminate the Company’s supply agreement with Dell lowered the Company’s 2003 revenue, the reduction in revenue was offset by reduced expenses and reduced working capital requirements. In 2003, SMTC’s focus on the industrial sector resulted in a substantial change to the product mix over 2002. The industrial sector represented 45% of total sales in 2003, compared to 22% in 2002. The proportion of sales to both the enterprise computing and networking and the communications sectors declined to 38% and 17% respectively in 2003 from 53% and 25% respectively in 2002.

During 2003 we recorded approximately $10.0 million of sales of raw materials inventory to customers, which carried no margin, compared to $30.9 million for the same period in 2002.

Revenue from IBM of $80.9 million, Ingenico of $44.6 million and Square D of $32.0 million for the year ended December 31, 2003 was 26.4%, 14.6% and 10.5%, respectively, of total revenue for the period. Revenue from IBM of $121.6 million, Dell of $87.7 million and Alcatel of $69.6 million for the year ended December 31, 2002 was 23.2%, 16.7% and 13.2%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period.

During the year ended December 31, 2003, 48.1% of our revenue was produced from operations in Mexico, 28.0% from the United States, 23.1% from Canada, and 0.8% from Europe. For the year ended December 31, 2002, 48.9% of our revenue produced from operations in the United States, 34.4% from Mexico, 15.8% from Canada and 0.9% from Europe. We expect to continue to increase the portion of revenue attributable to our Chihuahua, Mexico and Markham, Ontario, Canada facilities, with the transfer of certain production from other facilities. We terminated manufacturing in Europe during the second quarter of 2003.

Gross Profit

Gross profit increased $6.3 million from $20.3 million for the year ended December 31, 2002 to $26.6 million for the year ended December 31, 2003. Fiscal year 2002 gross profit includes the effect of restructuring charges of $6.5 million related to an additional write-down of inventory in connection with the closure of our Denver facility and other inventory related charges of $0.9 million resulting from the costs associated with the disengagement of Dell, coupled with the effects of the continued downturn in the technology sector.

Gross profit, excluding restructuring and other charges, decreased $1.1 million from $27.7 million, or 5.3% of revenue for fiscal year 2002, to $26.6 million, or 8.7% of revenue for fiscal year 2003. The decline in absolute dollar gross profit, excluding restructuring and other charges, is due to the effect of the lower revenue in 2003, which was largely offset by cost savings due to capacity reductions that were significantly completed by the second quarter of 2003 and an improvement in customer mix as the Company continues to diversify its customer base. Gross margins improved as a result of a higher concentration of sales to the industrial sector relative to both the enterprise computing and networking and the communications sectors. Margins in the industrial sector are typically higher due to a greater degree of product customization and smaller, more diversified lot sizes. Gross profit was adversely affected by increased costs to meet customers’ orders due to our credit related constraints. Specifically, credit constraints arose from our burdensome debt position, resulting in additional freight and material costs and labor inefficiencies that lowered our margins in the fourth quarter of 2003.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $5.4 million from $24.2 million for the year ended December 31, 2002 to $18.8 million for the year ended December 31, 2003. Selling, general and administrative expenses for fiscal year 2002 include $1.0 million related to a write-down of certain assets. Selling, general and administrative expenses for fiscal year 2003 include an adjustment to previously recorded other charges of $0.1 million. Excluding the charges and adjustment noted above, selling, general and administrative expenses decreased $4.3 million from $23.2 million, or 4.4% of revenue for fiscal year 2002, to $18.9 million, or 6.2% of revenue for fiscal year 2003 due to the closure of our Donegal, Austin and Charlotte facilities and to our continued focus on reducing selling, general and administrative expenses at each operating site. The increase in selling, general and administrative expenses as a percentage of revenue is a result of lower revenue.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $4.1 million for fiscal year 2003 include the amortization of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments thereto.

Amortization of intangible assets of $2.5 million for fiscal year 2002 included the amortization of $2.2 million (including other charges of $0.2 million) of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments, and $0.3 million of deferred equipment lease costs.

The costs associated with our existing credit facility are being amortized over the remaining term of the debt.

Restructuring and Other Charges

The following table details the components of the restructuring charge and other charges:

	Year ended
(in millions)	December 31, 2002	December 31, 2003
Inventory write-downs included in cost of sales	$6.5	$—

Lease and other contract obligations	18.7	2.5
Adjustments of previously recorded lease and other contract obligations	(0.4)	(4.1)
Severance	2.8	2.4
Other facility exit costs	1.6	0.1
Adjustments to other facility exit costs	—	(0.9)
Asset impairment	7.7	—
Proceeds on assets previously written down	—	(0.3)
Other charges	—	1.3

Restructuring and other charges	$30.4	$1.0

	36.9	1.0

Other charges included in cost of sales	0.9	—
Other charges (adjustments) included in selling, general and administrative expenses	1.0	(0.1)
Other charges included in amortization expense	0.2	—

	2.1	(0.1)

	$39.0	$0.9

2002 restructuring and other charges:

Due to the continuing economic downturn, the Company implemented the 2002 Plan and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs and other charges of $2.1 million primarily related to the costs associated with the disengagement of a customer and the continued downturn.

(a) Restructuring charges:

The write-down of inventory of $6.5 million represents further costs associated with the closure of the assembly facility in Denver and costs associated with the closure of the interconnect facility in Donegal, Ireland.

Lease and other contract obligations of $18.7 million represent the costs associated with exiting equipment leases and exiting facility leases in Austin and Donegal, Ireland.

Severance costs of $2.8 million are associated with the closure of the interconnect facility in Donegal, Ireland and the resizing of various other locations. The severance costs related to 481 plant and operational employees, primarily at the Mexico and Donegal, Ireland facilities.

Other facility exit costs of $1.6 million include other costs associated with the decommissioning and closure of the Austin and Donegal, Ireland facilities.

Asset impairment charges of $7.7 million reflect the write-down of certain long-lived and other assets, primarily at the Austin location, that became impaired as a result of the rationalization of facilities. The asset impairment was identified by comparing book value on undiscounted projected future net cash flows relating to the assets, resulting in a write-down to estimated salvage values.

During 2002, the Company recorded an adjustment to lease and other contract obligation costs recorded as part of the 2001 Plan of $0.4 million upon negotiating a final settlement on a facility lease for amounts less than originally estimated.

(b) Other charges:

Other charges included in cost of sales of $0.9 million relate to inventory charges resulting from the disengagement with a customer, coupled with the effect of the continued downturn in the technology sector. Other charges of $1.0 million included in selling, general and administrative expenses relate to the write-off of certain assets. Other charges of $0.2 million included in amortization expense relate to additional amortization recorded to reflect the December 2002 amendment to our existing credit facility.

The restructuring charges are based on certain estimates and assumptions using the best available information at the time and are subject to change.

2003 restructuring and other charges:

During 2003, the Company recorded a net restructuring and other charge of $1.0 million, consisting of a net adjustment to previously recorded charges related to the 2001 Plan and the 2002 Plan of $0.3 million and additional charges incurred during 2003 of $1.3 million. During 2003, the Company also recorded an adjustment to other charges of $0.1 million.

(a) Restructuring and other charges:

During 2003, the Company recorded an additional charge for lease and other contract obligations of $2.5 million, consisting of a charge related to the 2001 Plan of $2.2 million due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico, and a charge related to the 2002 Plan of $0.3 million primarily associated with the idling of equipment leases at the Donegal facility. During 2003, the Company also recorded a reduction to lease and other contract obligations related to the 2002 Plan of $4.1 million for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts.

Severance costs of $2.4 million recorded during 2003 related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan and the change in senior management during the year. Included in the severance costs was $0.8 million related to the termination of 75 plant and operational employees at the Charlotte facility, $0.3 million for the termination of 47 employees at the Austin facility, and $0.3 million for the termination of 42 employees at the Mexico facility.

Other facility exit costs of $0.1 million recorded during 2003 largely relate to additional costs incurred associated with the closure of the Charlotte facility. The Company also recorded an adjustment to other facility exit costs of $0.9 million during 2003, consisting of $0.2 million related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts, and $0.7 million related to the 2002 Plan. The

$0.7 million relates to the Company revising its original estimates associated with the costs of closing the Austin and Charlotte facilities, based on the settlement of certain liabilities for less than the originally estimated amounts and the effects of ongoing negotiations for the settlement of other liabilities.

During 2003, the Company recorded a gain of $0.3 million related to the disposal of assets previously written down at the Donegal facility.

Other charges recorded during 2003 of $1.3 million relate to professional fees associated with the Company’s refinancing negotiations with current and potential lenders and investors of $0.9 million and a discount on the prepayment of stockholder loans of $0.4 million. All amounts related to the 2003 other charges were paid during 2003.

Approximately $2.9 million of the restructuring charges associated with lease and other contract obligations related to the 2001 Plan and $7.6 million associated with lease and other contract obligations, severance and other facility exit costs related to the 2002 Plan remained unpaid at December 31, 2003. We expect the majority of the remaining restructuring accrual related to severance charges and equipment lease obligations to be paid by the end of fiscal year 2005. We are attempting to negotiate a settlement of the remaining facility lease obligations.

(b) Other charges:

During 2003, the Company recorded an adjustment of $0.1 million in selling, general and administrative expenses related to the recovery of assets written off in 2002.

Interest Expense

Interest expense decreased $3.2 million from $8.3 million for the year ended December 31, 2002 to $5.1 million for the year ended December 31, 2003 due to lower average debt outstanding during 2003 combined with lower interest rates. The weighted average interest rates with respect to the debt for the years ended December 31, 2002 and December 31, 2003 were 7.2% and 6.6%, respectively.

Income Tax Expense

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the current economic environment, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. As a result, the total valuation allowance for deferred tax assets in all jurisdictions worldwide increased from approximately $34.5 million at December 31, 2002 to approximately $68.4 million at December 31, 2003. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

At December 31, 2003, the Company had total net operating loss carryforwards of approximately $142.4 million, of which $4.2 million will expire in 2010, $0.3 million will expire in 2011, $1.3 million will expire in 2012, $1.6 million will expire in 2018, $81.2 million will expire in 2021, $20.2 million will expire in 2022 and $33.6 million will expire in 2023. The Recapitalization Transaction may limit our ability to utilize a significant portion of our tax losses in the future.

For the year ended December 31, 2002 an income tax recovery of $1.2 million was recorded on a pre-tax loss before discontinued operations and the cumulative effect of a change in accounting policy of $45.1 million resulting in an effective tax recovery rate of 2.7%, as losses in certain jurisdictions were not tax effected due to the uncertainty of our ability to utilize such losses.

Discontinued Operations

(a) Appleton

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3.1 million. The Company recorded a loss on disposal of $0.2 million, which has been included in the loss from discontinued operations. Details of the net assets disposed of are as follows:

(in millions)
Proceeds on disposal of discontinued operation	$3.1

Accounts receivable	1.9
Inventory	1.1
Prepaid expenses	0.1
Capital assets	1.7
Accounts payable	(1.4)
Accrued liabilities	(0.5)

Net assets disposed of	2.9

Costs of disposal	0.4

Loss on disposal of discontinued operation	$(0.2)

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	Year ended
(in millions)	December 31, 2002	December 31, 2003
Revenue	$44.3	$10.8

Earnings (loss) from discontinued operations	$1.7	$(4.0)

Included in the loss from discontinued operations for the year ended December 31, 2003 is the loss on disposition of discontinued operation of $0.2 million, a restructuring charge of $3.2 million recorded during the second quarter of 2003, reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations of $0.5 million. The earnings from discontinued operations for the year ended December 31, 2002 includes restructuring charges of $0.1 million.

(b) Cork

In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operated that facility in voluntary administration. During the first quarter of 2002, we recorded a charge of $9.7 million related to the closure of the facility.

The following information relates to the Cork discontinued operations:

	Year ended
(in millions)	December 31, 2002	December 31, 2003
Revenue	$5.0	$—

Earnings (loss) from discontinued operations	$(10.2)	$1.6

In 2002, the loss from discontinued operations includes the costs of closing the facility of $9.7 million. Included in this amount are the write-offs of the net assets of $6.7 million (comprised of capital assets of $1.1 million and net working capital of $5.6 million) and other costs associated with exiting the facility of $3.0 million. Included in the other costs is severance of $1.4 million related to the termination of all employees.

During 2002, the Company recorded an accrual for costs associated with the exiting of the facility of $3.0 million, consisting of lease and other contract obligations of $0.3 million, severance of $1.4 million and other facility exit costs of $1.3 million. During 2002, aggregate cash payments of $2.7 million were made, and the accrual at December 31, 2002 of $0.3 million related to additional severance payments to be made.

In 2003, the earnings from discontinued operations include the distribution from the proceeds of the liquidation of $2.3 million, less additional charges of $0.7 million related to the closure of the facility. As at December 31, 2003, there is no remaining accrual related to the Cork facility.

Year ended December 31, 2002 compared to the year ended December 31, 2001

Revenue

Revenue decreased $2.9 million, or 0.6%, from $528.1 million for the year ended December 31, 2001 to $525.2 million for the year ended December 31, 2002. The decrease in revenue primarily is due to the effects of the continued general decline in the technology market. During 2002 we recorded approximately $30.9 million of sales of raw materials inventory to customers, which carried no margin, compared to $27.1 million for the same period in 2001. The product mix in 2002 did not change substantially from 2001. The enterprise computing and networking sector represented 53% of sales in 2002 compared to 49% in 2001. The industrial sector increased to 22% in 2002 compared to 19% in 2001 and the communications sector decreased to 25% in 2002 from 32% in 2001.

Revenue from IBM of $121.6 million, Dell of $87.7 million and Alcatel of $69.6 million for the year ended December 31, 2002 was 23.2%, 16.7% and 13.2%, respectively, of total revenue for the period. Revenue from IBM of $115.2 million, Alcatel of $63.8 million and Dell of $61.9 million for the year ended December 31, 2001 was 21.8%, 12.1% and 11.7%, respectively, of total revenue for the period. No other customers represented more than 10% of revenue in either period.

During the second quarter of 2002, the Company informed Dell of its intention to terminate its supply agreement with Dell and to end production over the third quarter. The Company’s decision was taken after a review of the Company’s return on capital requirements indicated that the customer’s programs were not generating sufficient returns for the disproportionate amount of working capital utilized.

During the year ended December 31, 2002, 48.9% of our revenue was produced from operations in the United States, 34.4% from Mexico, 15.8% from Canada, and 0.9% from Europe. For the year ended December 31, 2001, 62.5% of our revenue was produced from operations in the United States, 23.3% from Mexico, 11.5% from Canada and 2.7% from Europe.

Gross Profit

Gross profit increased $49.8 million from a loss of $29.5 million for the year ended December 31, 2001 to gross profit of $20.3 million for the year ended December 31, 2002. Fiscal year 2001 gross profit includes restructuring charges of $25.4 million related to a write-down of inventory in connection with the closure of our Denver facility and $15.2 million of other inventory related charges. Fiscal year 2002 gross profit includes the effect of restructuring charges of $6.5 million related to related to an additional write-down of inventory in connection with the closure of our Denver facility and other inventory related charges of $0.9 million resulting from the costs associated with the disengagement of Dell, coupled with the effects of the continued downturn in the technology sector.

Gross profit, excluding restructuring and other charges, increased $16.6 million from $11.1 million, or 2.1% of revenue for fiscal year 2001, to $27.7 million, or 5.3% of revenue for fiscal year 2002. The improvement in the gross profit, excluding restructuring and other charges, is due to a reduction in both fixed and variable manufacturing expenses, including fixed operating lease expenses and variable labor costs. The improvement in gross margin, excluding restructuring and other charges, is due to improved utilization of the fixed manufacturing expenses and lower labor costs as a percentage of revenue, due to the continued focus on expense management.

The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers and the ability to sell back inventory to customers or suppliers. If these estimates change, additional write-downs may be required.

Selling, General & Administrative Expenses

Selling, general and administrative expenses decreased $14.6 million from $38.8 million for the year ended December 31, 2001 to $24.2 million for the year ended December 31, 2002. Selling, general and administrative expenses for fiscal year 2001 include $8.8 million related to accounts receivable exposures and other charges recorded in response to the decline in the technology markets. Selling, general and administrative expenses for fiscal year 2002 include $1.0 million related to a write-down of certain assets. Excluding the charges noted above, selling general and administrative expenses decreased $6.8 million from $30.0 million, or 5.7% of revenue fiscal year 2001, to $23.2 million, or 4.4% of revenue for fiscal year 2002, due to our continued focus on reducing selling, general and administrative expenses.

The Company determines the allowance for doubtful accounts for estimated credit losses based on the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Amortization

Amortization of intangible assets of $2.5 million for fiscal year 2002 included the amortization of $2.2 million of deferred finance costs related to the establishment of our senior credit facility in July 2000 and subsequent amendments, and $0.3 million of deferred equipment lease costs. The costs associated with our existing credit facility are being amortized over the remaining term of the debt.

Amortization of intangible assets of $9.5 million for fiscal 2001 included the amortization of $2.4 million of goodwill related to the combination of Surface Mount and HTM, $1.7 million of goodwill related to the acquisition of W.F. Wood, $2.7 million related to the acquisition of Pensar and $1.6 million related to the acquisition of Qualtron. We were amortizing goodwill of $24.9 million resulting from the combination of Surface Mount and HTM, $17.4 million resulting from the acquisition of W.F. Wood, $26.6 million resulting from the acquisition of Pensar and $18.2 million resulting from the acquisition of Qualtron, on a straight-line basis over a period of ten years. During fiscal year 2001, the Company recorded a write-down of goodwill associated with the acquisition of Qualtron of $16.3 million (see discussion of restructuring charges below). Amortization of intangible assets in 2001 also included the amortization of $0.7 million of deferred finance costs related to the establishment of our existing credit facility in July 2000 and $0.3 million of deferred equipment lease costs and $0.1 million of other deferred costs.

Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill as a result of a new accounting standard issued in 2001. Refer to note 3(q) to our consolidated financial statements. This change in accounting policy to not amortize goodwill has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change would be a reduction to net loss of $6.8 million in 2001.

Restructuring and Other Charges including the Write-down of Intangible Assets

The following table details the components of the restructuring charge and other charges:

	Year ended
(in millions)	December 31, 2001	December 31, 2002
Inventory write-downs included in cost of sales	$25.4	$6.5

Lease and other contract obligations	8.6	18.7
Adjustments of previously recorded lease and other contract obligations	—	(0.4)
Severance	3.6	2.8
Other facility exit costs	6.2	1.6
Asset impairment	5.6	7.7
Write-down of intangible assets	17.8	—

Restructuring charges, including the write-down of intangible assets	$41.8	$30.4

	67.2	36.9

Other charges included in cost of sales	15.2	0.9
Other charges included in selling, general and administrative expenses	8.8	1.0
Other charges included in amortization expense	—	0.2

	24.0	2.1

	$91.2	$39.0

2001 restructuring and other charges:

(a) Restructuring charges:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced an operational restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67.2 million, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. In addition, the Company recorded other charges of $24.0 million related primarily to accounts receivable, inventory and asset impairment charges.

The write-down of inventory of $25.4 million recorded in cost of sales is associated with the closure of the assembly facility in Denver.

Lease and other contract obligations of $8.6 million include the costs associated with decommissioning, exiting and subletting the Denver facility and the costs of exiting equipment and facility leases at various other locations.

Severance costs of $3.6 million are associated with the closure of the Denver assembly facility and the Haverhill interconnect facility and the resizing of the Mexico and Ireland facilities. The severance costs relate to all 429 employees at the Denver facility, 26 plant and operational employees at the Haverhill facility, 915 plant and operational employees at the Mexico facility and 68 plant and operational employees at the Donegal, Ireland facility.

Other facility exit costs of $6.2 include personnel costs and other fees directly related to exit activities at the Denver and Haverhill locations.

Asset impairment charges of $5.6 million reflect the write-down of certain long-lived assets, primarily at the Denver location, that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets resulting in a write-down to estimated salvage values.

(b) Write-down of intangible assets:

During 2001, the Company recorded a write-down of intangible assets of $17.8 million, which includes the write-down of goodwill associated with a previous acquisition of Qualtron Teoranta of $16.3 million and the write-down of intangible assets of $1.5 million. In accordance with the then current accounting policy of the Company, long-lived assets and certain identifiable intangible assets, including goodwill, held and used by an entity, were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Due to the downturn in the electronics manufacturing services industry, the significant operating loss incurred in fiscal 2001 and the restructuring and other charges recorded in 2001, the Company reviewed the recoverability of the carrying value of long-lived assets, including allocated goodwill and other intangible assets. The evaluation indicated that the estimated future net cash flows associated with the long-lived assets acquired as part of the Qualtron Teoranta acquisition were less than their carrying value and, accordingly, a write-down to estimated fair values was recorded for unamortized goodwill associated with the acquisition of Qualtron Teoranta and certain intangible assets.

(c) Other charges:

During 2001, the Company recorded other charges totaling $24.0 million related primarily to accounts receivable, inventory and asset impairment charges, resulting from the downturn in the technology sector. Included in cost of sales are other charges of $15.2 million related to inventory and included in selling, general and administrative expenses are other charges of $7.9 million related to accounts receivable exposures and other charges of $0.9 million related to asset impairment charges at various facilities other than the Denver and Haverhill facilities.

2002 restructuring and other charges:

Due to the continuing economic downturn, the Company implemented the 2002 Plan and announced third and fourth quarter net restructuring charges of $36.9 million related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs and other charges of $2.1 million primarily related to the costs associated with the disengagement of a customer and the continued downturn.

(a) Restructuring charges:

The write-down of inventory of $6.5 million represents further costs associated with the closure of the assembly facility in Denver and costs associated with the closure of the interconnect facility in Donegal, Ireland.

Lease and other contract obligations of $18.7 million represent the costs associated with exiting equipment leases and exiting facility leases in Austin and Donegal, Ireland.

Severance costs of $2.8 million are associated with the closure of the interconnect facility in Donegal, Ireland and the resizing of various other locations. The severance costs related to 481 plant and operational employees, primarily at the Mexico and Donegal, Ireland facilities.

Other facility exit costs of $1.6 million include other costs associated with the decommissioning and closure of the Austin and Donegal, Ireland facilities.

Asset impairment charges of $7.7 million reflect the write-down of certain long-lived and other assets, primarily at the Austin location, that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets, resulting in a write-down to estimated salvage values.

During 2002, the Company recorded an adjustment to lease and other contract obligation costs recorded as part of the 2001 Plan of $0.4 million upon negotiating a final settlement on a facility lease for amounts less than originally estimated.

The major components of the 2002 restructuring plan were completed during fiscal 2003.

(b) Other charges:

Other charges included in cost of sales of $0.9 million relate to inventory charges resulting from the disengagement with a customer, coupled with the effects of the continued downturn in the technology sector. Other charges of $1.0 million included in selling, general and administrative expenses relate to the write-off of certain assets. Other charges of $0.2 million included in amortization expense relate to additional amortization recorded to reflect the December 2002 amendment to our credit facility.

The restructuring charges are based on certain estimates and assumptions using the best available information at the time and are subject to change.

Interest Expense

Interest expense decreased $1.0 million from $9.3 million for the year ended December 31, 2001 to $8.3 million for the year ended December 31, 2002 due to lower average debt outstanding during 2002 combined with lower interest rates. The weighted average interest rates with respect to the debt for the years ended December 31, 2001 and December 31, 2002 were 8.3% and 7.2%, respectively.

Income Tax Expense

For the year ended December 31, 2002, an income tax recovery of $1.2 million was recorded on a pre-tax loss before discontinued operations and the cumulative effect of a change in accounting policy of $45.1 million. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. Based upon consideration of these factors, management believes the recorded valuation allowance related to the loss carryforwards is appropriate. However, in the event that actual results differ from estimates or management adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance, which could materially impact its financial position and results of operations.

For the year ended December 31, 2001 an income tax recovery of $28.8 million was recorded on a pre-tax loss before discontinued operations of $128.9 million resulting in an effective tax recovery rate of 22.3%, as losses in certain jurisdictions were not tax effected due to the uncertainty of our ability to utilize such losses. We also were unable to deduct $4.0 million of goodwill amortization and $17.8 million of goodwill and intangible asset write-downs.

Discontinued Operations

(a) Appleton

The following information included in discontinued operations relates to the Appleton manufacturing operations:

	Year ended
(in millions)	December 31, 2001	December 31, 2002
Revenue	$71.2	$44.3

Earnings (loss) from discontinued operations	$(0.3)	$1.7

The earnings from discontinued operations for the year ended December 31, 2002 includes restructuring charges of $0.1 million. The loss from discontinued operations for the year ended December 31, 2001 includes other charges of $3.2 million.

(b) Cork

In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced that we were closing our Cork, Ireland facility and that we were taking steps to place the subsidiary that operated that facility in voluntary administration. During the first quarter of 2002, we recorded a charge of $9.7 million related to the closure of the facility.

The following information relates to the Cork discontinued operations:

	Year ended
(in millions)	December 31, 2001	December 31, 2002
Revenue	$12.8	$5.0

Loss from discontinued operations	$(0.3)	$(10.2)

In 2001, the loss from discontinued operations includes restructuring charges of $0.3 million and other charges of $0.1 million. In 2002, the loss from discontinued operations includes the costs of closing the facility of $9.7 million. Included in this amount are the write-offs of the net assets of $6.7 million (comprised of capital assets of $1.1 million and net working capital of $5.6 million) and other costs associated with exiting the facility of $3.0 million. Included in the other costs is severance of $1.4 million related to the termination of all employees.

During 2002, the Company recorded an accrual for costs associated with the exiting of the facility of $3.0 million, consisting of lease and other contract obligations of $0.3 million, severance of $1.4 million and other facility exit costs of $1.3 million. During 2002, aggregate cash payments of $2.7 million were made, and the accrual at December 31, 2002 of $0.3 million related to additional severance payments to be made.

Liquidity and Capital Resources

Our principal sources of liquidity are cash provided from operations and borrowings under our existing credit facility. In the past, we have also relied on our access to the capital markets. Our principal uses of cash have been to finance mergers and acquisitions, to meet debt service requirements and to finance capital expenditures and working capital requirements. We anticipate our principal uses of cash in the future will be to meet debt service requirements and to finance capital expenditures and working capital requirements.

2003 Liquidity: Net cash provided by operating activities for the year ended December 31, 2003 was $5.5 million. Inventory turns (excluding the inventory related to discontinued operations) declined to nine times at the end of the fourth quarter of 2003 from 11 times for the same period in 2002. Accounts receivable days sales outstanding (excluding the accounts receivable related to discontinued operations) increased to 49 days at the end of the fourth quarter of 2003 from 44 days for the same period in 2002. Despite the increase in accounts receivable days, the percentage of past due accounts receivable relative to total accounts receivable decreased to 21% at December 31, 2003 from 25% at December 31, 2002. During 2003, the Company made $10.7 million of restructuring payments.

Net cash used in financing activities for year ended December 31, 2003 of $8.9 million consists of the repayment of long-term debt of $12.5 million and the repayment of capital leases of $0.2 million, offset by the repayment of stockholder loans of $3.8 million.

Net cash provided by investing activities for the year ended December 31, 2003 was $3.3 million resulting from proceeds of $3.1 million from a disposition of discontinued operations and proceeds from the sale of capital assets of $0.3 million, offset by purchases of capital assets of $0.2 million.

2002 Liquidity: Net cash provided by operating activities for the year ended December 31, 2002 was $34.8 million. Our continued focus on improving our accounts receivable and inventory levels during the year led to the reduced working capital usage. Inventory turns (excluding the inventory related to discontinued operations) improved to 11 times at the end of the fourth quarter of 2002 from 6 times for the same period in 2001. Accounts receivable days sales outstanding (excluding the accounts receivable related to discontinued operations) improved to 44 days at the end of the fourth quarter of 2002 from 54 days for the same period in 2001. Past due accounts receivable as a percentage of total accounts receivable remained unchanged at 24% from 2001 to 2002. During 2002, the Company made $9.0 million of restructuring payments.

Net cash used in financing activities for year ended December 31, 2002 of $44.1 million consists of the repayment of long-term debt of $40.2 million, the repayment of capital leases of $0.2 million and the costs associated with the amendments to our credit agreement of $3.7 million.

Net cash used in investing activities for the year ended December 31, 2002 was $2.4 million due to the net purchase of capital and other assets.

Capital Resources

As a result of restructuring actions and market conditions we have incurred losses during 2001, 2002 and 2003, which resulted in our repeated non-compliance with financial covenants contained in our credit agreement and repeated amendments to our credit agreement to revise the financial covenants to be more consistent with our actual and forecasted revenue levels. In connection with an amendment to our credit facility in December 2002, the Company agreed to issue warrants to the lenders to purchase common stock at an exercise price equal to the fair market value on the date of the grant if we did not meet certain EBITDA targets. As a result of our shortfall in achieving such EBITDA targets, we have issued, or are currently obligated to issue, a total of 2,199,804 warrants. If the Recapitalization Transaction is approved and consummated, all of the warrants issued, and to be issued, pursuant to the December 2002 amendment will be cancelled and the debt under the current credit agreement will be restructured.

As a result of the restructuring of our business and the continuing downturn in the market, the debt outstanding under our existing credit facility cannot be supported by our current business model and it is no longer sufficient to continue to seek amendments to our credit agreement. Accordingly, we have negotiated a restructuring of the debt under our existing credit agreement as part of an overall recapitalization of the Company that is subject to stockholder approval.

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” in 2004, the Company proposes to effectuate a Recapitalization Transaction through three main components: a private placement of equity securities, a transaction with the Company’s current lenders to repay a portion of and restructure a portion of the Company’s existing debt and a new secured credit facility:

•	On March 3, 2004, the Company closed a fully underwritten, committed private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US $29.9 million, US $27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. The net proceeds are being held in escrow pending receipt of stockholder approval and, upon release from escrow, will be used for debt reduction, as part of a concurrent agreement with the Company’s lenders, and working capital.

•	The Company has entered into a binding term sheet with its current lenders under which the Company will satisfy its debt under its existing credit facility by repaying $40 million of debt at par; exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement; and converting up to a limit of $27.5 million, into second lien subordinated debt with maturity ranging from four to five years. In the unlikely event the remaining debt exceeds this limit, the difference will be repaid at par.

•	The Company has entered into a letter of intent with Congress Financial Corporation (Canada) for a new, 3-year $40 million credit facility, subject to certain borrowing base conditions.

We expect that the effect of the refinancing will be to lower the Company’s overall indebtedness at the closing of the Recapitalization Transaction by approximately $37 million, extend the term of the majority of the remaining indebtedness and provide additional liquidity. The level of indebtedness under the existing lenders’ facility at December 31, 2003 was US$70.1 million.

If we complete the Recapitalization Transaction, our management believes that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth through the next twelve months, although no assurance can be given in this regard, particularly with respect to amounts available under our credit facility, as discussed above. Further, there can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to enable us to service our indebtedness. Our future operating performance and ability to service or refinance indebtedness will be subject to future economic conditions and to financial, business and other factors, certain of which are beyond our control.

If we do not complete the Recapitalization Transaction, we would likely be in default of covenants under our existing credit agreement no later than the end of June 2004. Upon an event of default, our lenders would have the right to proceed against all of the collateral granted to them to secure our indebtedness, consisting of substantially all of our assets, and reorganization proceedings under the Bankruptcy Code could be a possible consequence. In this circumstance, our management believes that cash generated from operations, available cash and amounts available under our existing credit facility would not be adequate to meet our debt service requirements, capital expenditures and working capital needs at our current level of operations and organic growth through the next twelve months.

As at December 31, 2003, contractual repayments due within each of the next five years and thereafter are as follows:

(in millions) Contractual obligations	2004	2005	2006	2007	2008 and thereafter	Total
Long-term debt	$70.1	$—	$—	$—	$—	$70.1
Capital lease obligations	0.2	—	—	—	—	0.2
Operating lease obligations	12.4	3.8	3.7	3.2	8.5	31.6

Total contractual cash obligations	$82.7	$3.8	$3.7	$3.2	$8.5	$101.9

Included in the operating lease obligations are $6.7 million, $0.7 million, $0.7 million and $0.3 million, representing lease costs for the years 2004 to 2007, respectively, which have been recorded as part of the restructuring charges and accrued in the consolidated financial statements at December 31, 2003.

In the normal course of business, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts, where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that ultimate resolution of such contingencies would not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Contingent liabilities in the form of letters of credit and letters of guarantee are provided to certain third parties. These guarantees were entered into prior to January 1, 2003, and cover various payments, including customs and excise taxes and raw material purchases. The total amount of future payments to be made under these guarantees is approximately $0.9 million.

Recently Issued Accounting Standards

In August 2001, FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (“Statement 143”), which requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. Statement 143 is effective for fiscal 2003. The adoption of Statement 143 on January 1, 2003 did not have a material impact on the Company’s financial position of results of operations.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”), which supercedes Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (“EITF 94-3”). Statement 146 allows for recognition of a liability for an exit or disposal activity only when a liability is incurred and can be measured at fair value. Prior to the issuance of Statement 146, a commitment to an exit or disposal plan was sufficient to record the majority of the costs. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact on its existing restructuring plans as these plans were initiated under an exit plan that met the criteria of EITF 94-3.

In December 2002, Statement 148 was issued to amend Statement 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. The disclosure modifications are included in note 3(k) to these consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“Statement 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. This statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of Statement 149 on July 1, 2003 did not have any impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“Statement 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments meeting certain specified criteria that are within the scope of the statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003. The adoption of Statement 150 in the third quarter of 2003 did not have any impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (“FIN 45”), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company’s year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has not entered into or modified any guarantees after December 31, 2002. Disclosures of guarantees are included in note 13. The initial recognition and measurement provisions during fiscal 2003 did not have any impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. FIN 46 applied immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised (“FIN 46R”). FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of FIN 46 and FIN 46R did not have any impact on the Company’s financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which provides guidance on both how and when an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. EITF 00-21 is effective for arrangements entered into in periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial position or results of operations.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following critical accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the accounts receivable to the amount management reasonably believes will be collected. A specific allowance is recorded against customer accounts receivable that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers. In determining the amount of the allowance, the Company considers factors, including the length of time the accounts receivable have been outstanding, customer and industry concentrations, the current business environment and historical experience.

Inventory Valuation

Inventories are valued, on a first-in, first-out basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods. Inventories include an application of relevant overhead. The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated net realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to sell inventory to customers or on return to suppliers. If these assumptions change, additional write-downs may be required.

Restructuring and Other Charges

In response to excess capacity caused by the slowing technology end market, the Company recorded restructuring and other charges aimed at reducing its cost structure. In connection with exit activities, the Company recorded charges for inventory write-downs, employee termination costs, lease and other contractual obligations, long-lived asset impairment and other exit-related costs. These charges were incurred pursuant to formal plans developed by management. The recognition of restructuring and other charges required the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activities. The estimates of future liabilities may change, requiring the recording of additional charges or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provision are for their intended purposed in accordance with the developed exit plans.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 144 assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2002, recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset (or asset groupings) to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In accordance with the provisions of Statement 144, the Company has presented the closure of its Cork facility in 2002 and sale of its Appleton facility in 2003 as discontinued operations.

Income Tax Valuation Allowance

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. Based upon consideration of these factors, management believes the recorded valuation allowance related to all of its loss carryforwards is appropriate.

BUSINESS

Overview

We provide advanced electronics manufacturing services, or EMS, to electronics industry original equipment manufacturers, or OEMs, primarily in the industrial, enterprise computing and networking, and communications market segments. We currently service our customers through five manufacturing and technology centers strategically located in key technology and cost-effective corridors in the United States, Canada and Mexico. Our full range of value-added supply chain services include product design, procurement, prototyping, cable and harness interconnect, high precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after-sales support.

We have customer relationships with industry leading OEMs such as IBM and Ingenico. We developed these relationships by capitalizing on the continuing trend of OEMs to outsource manufacturing services, to consolidate their supply base and to form long-term strategic partnerships with selected high quality EMS providers. We work closely with and are highly responsive to our customers throughout the design, manufacturing and distribution process, providing services that allow our customers to focus on their core competencies of sales, marketing and research and development. We seek to grow our business through the addition of new, high quality customers and the expansion of our activity with existing customers.

We believe that our key competitive advantages include our service quality and responsiveness, our commodity management capabilities, leading edge equipment and processes that are consistent from site to site, a customer-focused team-based approach, global supply chain management capabilities and web-based systems that electronically link us with our customers and suppliers in real time, enhancing our supply chain management capabilities.

During fiscal year 2001, in response to excess capacity caused by the slowing technology end market, we commenced a restructuring program aimed at reducing our cost structure. Actions taken by management to improve capacity utilization included closing our Denver, Colorado assembly facility and our Haverhill, Massachusetts interconnect facility, re-sizing our Mexico and Ireland facilities and reducing our excess equipment.

Due to the continuing economic downturn in 2002, the Company took further steps to realign its cost structure and plant capacity. In February, 2002 the main customer of our Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, we announced the closing of our Cork, Ireland facility and that we were taking steps to place the subsidiary that operated that facility in voluntary administration.

In 2002, we began pursuing a plan to restructure, refinance and restore profitability and growth to the Company which we continued to execute during 2003. The first phase involved a major operational restructuring that aligned our cost structure with expected revenue and focused operations in key cost-effective geographic locations. This phase was substantially completed in the fall of 2003 and involved the closure of our sites in Donegal, Ireland, Austin, Texas, Charlotte, North Carolina and the sale of our Appleton, Wisconsin manufacturing operations. Our operational restructuring plan has been substantially completed, and we expect to incur limited additional charges related to its implementation.

In late 2003, we initiated the second phase to recapitalize the Company through several refinancing transactions that, upon closing, we believe would strengthen our balance sheet and provide additional financial flexibility. The closing of the refinancing transactions is subject to stockholder approval and certain other conditions.

Industry Background

The EMS industry provides manufacturing services to OEMs in the electronics marketplace. During 2003, the EMS industry continued to be adversely affected by the reduced demand for electronics products. We believe the EMS market will return to growth over time, fueled by the increased outsourcing of manufacturing by OEMs, by OEMs’ need for increasing flexibility to respond to rapidly changing markets, technologies and accelerating product life cycles and by the divestiture of OEM manufacturing assets to EMS businesses. We believe that OEMs decide to outsource manufacturing to take advantage of the technology and manufacturing expertise of EMS companies, eliminate manufacturing overhead, reduce time-to-market of products, improve supply chain efficiency, and access worldwide cost effective, high quality manufacturing capabilities.

Historically, OEMs were vertically integrated manufacturers that invested significantly in manufacturing assets and facilities around the world to manufacture, service and distribute their products. EMS originated as primarily labor intensive functions outsourced by OEMs to obtain additional capacity during periods of high demand. Early EMS providers were essentially subcontractors, providing production capacity on a transactional basis. However, with significant advances in manufacturing process technology, EMS providers developed additional capabilities and were able to improve quality and dramatically reduce OEMs’ costs. Furthermore, as the capabilities of EMS companies expanded, an increasing number of OEMs adopted and relied upon EMS outsourcing strategies. Over time, OEMs engaged EMS providers to perform a broader array of manufacturing services, including design and development activities. In recent years, EMS providers have further expanded their range of services to include advanced manufacturing, packaging and distribution and overall supply chain management. In addition, many OEMs are reducing the number of vendors from which outsourced services are purchased, and are partnering with EMS suppliers that can provide a total service solution on a national or global basis, in order to lower costs and improve end-to-end efficiencies.

By using EMS providers, OEMs are able to focus on their core competencies, including product development, sales and marketing, while leveraging the manufacturing efficiency and capital investment of EMS providers. OEMs use EMS providers to enhance their competitive position by:

•	Reducing Time-to-Market. Electronics products are experiencing increasingly shorter product life cycles, requiring OEMs to continually reduce the time required to bring new products to market. OEMs can significantly improve product development cycles and enhance time-to-market by benefiting from the expertise and infrastructure of EMS providers. This expertise includes capabilities relating to design, quick-turn prototype development and rapid ramp-up of new products to high volume production, with the critical support of worldwide supply chain management.

•	Improving Supply Chain Management. OEMs that manufacture internally are faced with greater complexities in planning, procurement and inventory management due to frequent design changes, short product life cycles and product demand fluctuations. OEMs can address these complexities by outsourcing to EMS providers which possess sophisticated supply chain management capabilities and can leverage significant component procurement advantages to lower product costs.

•	Accessing Advanced Manufacturing Capabilities and Process Technologies. Electronics products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for many OEMs to maintain the necessary technology expertise and focus required to efficiently manufacture products internally. By working closely with EMS providers, OEMs gain access to high quality manufacturing expertise and capabilities in the areas of advanced process, interconnect and test technologies.

•	Improving Access to Global Markets. OEMs are generally increasing their international activities in an effort to expand sales through access to foreign markets. EMS companies with worldwide capabilities are able to offer such OEMs global manufacturing solutions enabling them to meet local content requirements to distribute products efficiently around the world at lower costs.

The SMTC Customer Solution

SMTC has developed and implemented unique operating models and management systems to offer greater efficiency, flexibility and cost effectiveness. The goal of these systems is to provide a higher level of employee and team accountability and an enhanced capability to exceed customers’ expectations. Our customers benefit from the following components of the SMTC solution:

Commodity Management. The Commodity Management Group provides customers with product life cycle analysis identifying high risk components due to obsolescence or technology upgrades and provides recommendations to maintain a continuous production flow.

Copy Exact Model. All of SMTC’s sites operate under the same model with identical systems, processes and equipment. This enables customers to seamlessly transfer their production to alternative sites to reduce costs and respond to shifts in demand.

Team Oriented Production System. Our customer focused model defines each customer as a separate business unit with dedicated equipment, a dedicated materials and program management team, quality personnel and focused business systems. This approach enables teams to be tailored to specific customer requirements, allowing the smallest and largest customers to receive the same level of focus and breadth of service.

eBusiness. SMTC has a web-based systems through which it can communicate, collaborate and plan throughout the entire supply chain in real-time with its customers and suppliers. These systems accelerate the timeliness and effectiveness of decision making and efficiently reach SMTC’s geographically dispersed facilities.

Supply Chain Management. SMTC works with its customers to establish customized inventory, logistics and distribution services to ensure that any unique delivery requirements are met. These systems focus on minimizing the risk of inventory shortfalls or excesses and improve overall cost effectiveness.

The SMTC Strategy

Our objective is to provide OEM customers worldwide a complete EMS solution, offering the advantages of electronics outsourcing, such as access to advanced manufacturing technologies, reduced costs and faster time-to-market. We intend to achieve this objective by pursuing the following business strategies:

Leverage our Presence in Strategic Markets. We have facilities in several regions of North America, and we offer logistics and inventory management services worldwide. Each assembly facility we operate is held to the same high standards of excellence and uses a similar plant layout and equipment configuration. This allows us to continue to enjoy the benefits of fully integrated factories and allows our customers to have choices in manufacturing locations to best suit their needs.

Continue to Provide Leading Edge Supply Chain Management Capabilities. We remain fully committed to maintaining our leadership position in supply chain management through the use of innovative management strategies. We believe our web-based collaborative planning system is enabling us to rapidly scale operations to meet customer needs, shift capacity in response to product demand fluctuations, reduce material costs and effectively distribute products to our customers or their end-customers.

Provide Advanced Technological Capabilities and Comprehensive Service Offerings. We remain committed to enhancing our capabilities and value-added services to become an integral part of our customers’ operations. Through our investment in leading-edge assembly and logistics technologies, as well as our investment in design, engineering and test capabilities, we are able to supply our customers a variety of advanced design and manufacturing solutions. These capabilities include micro ball grid arrays, complex circuitry layouts, manufacturing and testing of wireless products and manufacturing of ethernet cards, among others. Additionally, building on our integrated engineering and manufacturing capabilities, we provide our customers with services ranging from initial product design and prototype production to final product assembly, test and distribution directly to our and their customers. We believe that this provides greater control over quality, delivery and costs and enables us to offer our customers a complete, cost effective solution.

Our Services

Our full range of value-added supply chain services includes product design, procurement, prototyping, cable and harness interconnect, high precision enclosures, printed circuit board assembly, test, final system build, comprehensive supply chain management, packaging, global distribution and after-sales support. More specifically, our services include:

Product Development. We provide services across the entire product life cycle including product design, prototyping, qualification testing, value and sustaining engineering.

Product Assembly. We provide advanced product assembly and test services combined with leading edge manufacturing equipment and processes. Our flexible environment can support low to high volume production and a wide range of product mix and complexity requirements.

Interconnect. We are experienced in the design, development and manufacture of interconnect assemblies such as optical and electrical cable and harness assemblies.

Enclosures. We offer customers sheet metal fabrication services used in the assembly of a broad range of electronic enclosures.

System Integration. We offer a broad range of full system build capabilities to support our end-to-end solutions. The system integration process is designed to meet all customer requirements and deliver a final product directly to the end user.

Our Customers

We target OEMs primarily in the industrial, enterprise computing and networking, and communications sectors. Revenue in 2003 was attributed to the following industry sectors: 45% from industrial, 38% from enterprise computing and networking, and 17% from communications. We have focused on developing relationships with a larger number of industrial customers to reduce exposure to the volatility of certain electronics sectors.

We have customer relationships with industry leading OEMs such as IBM and Ingenico. The electronic products we assemble and manufacture can be found in a wide array of end-products including:

• High-end storage devices	• Point of sale terminals

• Mid-range servers	• Ground fault adapters

• Various networking equipment	• Voice messaging equipment

• Electronic gas pumps	• Semiconductor production and test equipment
• Currency recognition systems

Marketing and Sales

We market our services through a focused strategy that emphasizes our team-based approach to servicing our customers. In addition to developing relationships with established industry leading OEMs, we also target selected emerging companies. We target prospective customers in the industrial, enterprise computing and networking, and communications markets. We are focused on building relationships with customers that require a volume of production that complements our customer-focused team-based approach and supply chain offerings. In all cases, our goal is to allocate our program management, engineering and manufacturing resources, business systems and assets on a customer-by-customer basis, enabling each of our customers to have a dedicated environment that operates as a virtual extension of their businesses.

We have a mix of established direct sales representatives and manufacturer representative companies throughout Canada and the United States. Our sales offices are primarily located within our manufacturing facilities. When a customer opportunity is identified by our direct or indirect sales force, we dedicate a team to the potential customer that becomes part of our marketing effort and will continue to service the customer throughout our relationship.

Supply Chain Management

We believe that the basis of true collaboration is seamless integration across the enterprise-wide system, encompassing the customers’ worldwide facilities, our manufacturing sites, and our suppliers. We provide our customers with a complete supply chain management solution, using advanced electronic schedule sharing methods with our customers and suppliers to plan, purchase, expedite and warehouse components and materials. The systems and processes we currently employ in supply chain management enable us to rapidly scale operations to meet customer needs, shift capacity in response to product demand fluctuations, reduce material costs and effectively distribute products to our customers or their end-customers.

We believe that to continue to offer our customers leading services, we must work with our customers and suppliers to create virtual enterprises, sharing information and making joint decisions to ensure a fast and cost-effective response to the market. Through a web-based user interface, our customers and suppliers have direct access to our supply chain management database. Customers are able to monitor the availability and supply of component parts in real time. Communication is streamlined throughout the supply chain, allowing our customers to receive timely feedback and allowing us to receive real time input from our suppliers.

Technology, Processes and Development

We use advanced technology in the assembly and testing of the products we manufacture. We believe that our processes and skills are among the most sophisticated in the industry. Surface mount technology is the principal technology for the assembly of printed circuit boards. Our customer-focused factories include predominantly surface mount technology lines, which are highly flexible and are continually reconfigured to meet customer-specific product requirements. We also work with a wide range of substrate types from thin flexible printed circuit boards to highly complex, dense multilayer boards. In addition, our assembly capabilities are complemented by advanced test capabilities. We believe that our inspection technology is among the most sophisticated in the EMS industry. In addition to expertise in surface mount assembly, we have extensive capabilities in box and system build, customer order fulfillment, design, enclosure and cable/interconnect manufacturing.

Our Suppliers

With our web-based collaborative planning systems, our customers’ needs are integrated with our suppliers in a more efficient and cost effective manner than is achievable through traditional electronic data interchange. In 2003 we purchased approximately $219 million in materials. We believe this volume of procurement enhances our ability to obtain better pricing, influence component packaging and design and obtain supply of components in constrained markets.

We generally order materials and components under our agreements with customers only to the extent necessary to satisfy existing customer orders or forecasts. We have implemented specific inventory management strategies with certain suppliers such as supplier owned inventory and other SMTC supply chain velocity and flexibility programs. Fluctuations in material costs are typically passed through to customers. We may agree, upon request from our customers, to temporarily delay shipments, which causes a corresponding delay in our revenue recognition. Ultimately, however, our customers generally are responsible for all goods manufactured on their behalf.

During 2003, approximately 14% of our total purchases were from IBM. No other supplier represented greater than 10% of our total purchases.

Competition

The EMS industry is highly fragmented and comprised of a large number of domestic and foreign companies, several of which have achieved substantial market share. The intense competition we face is provided by many independent companies as well as in-house manufacturing capabilities of current and potential customers who evaluate our capabilities against the merit of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Our competitors include Celestica Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI, Inc., Solectron Corporation, Benchmark Electronics Inc., Pemstar Inc. and Plexus Corp., as well as numerous other smaller EMS providers. Certain of our competitors have greater manufacturing, financial, research and development and marketing resources than SMTC. We believe that the principal competitive factors in our segments of the EMS industry are product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, technological sophistication, the provision of value-added services and geographic locations. Failure to satisfy any of the foregoing requirements could seriously harm our business.

Governmental Regulation

Our operations are subject to certain federal, state, provincial and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations pertaining to health and safety in the workplace and the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing process.

To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation are found to exist, we may be required to incur substantial additional expenditures.

Recent Developments

We are in the process of attempting to implement a recapitalization, which is described in detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On April 22, 2004, SMTC received notification from Nasdaq Listing Qualifications that SMTC’s common stock failed to maintain a minimum market value of publicly held shares of $15,000,000 and a minimum bid price of $1.00 per share for continued listing on The Nasdaq National Market. Under NASD Marketplace Rules, Nasdaq has provided SMTC with a grace period of 90 calendar days, or until July 21, 2004, to regain compliance with the minimum market value of publicly held shares requirement and a grace period of 180 calendar days, or until October 19, 2004, to comply with the minimum bid price requirement. If SMTC fails to comply with either requirement by the end of the applicable grace period (and, in the case of the minimum bid price requirement, if not granted an extension to the grace period, as permitted under Marketplace Rules), SMTC’s common stock may be delisted from trading on The Nasdaq National Market. SMTC believes that successful completion of the Recapitalization Transaction and the Reverse Stock Split, which is described under “Description of Capital Stock–General Matters,” prior to the applicable deadlines should enable SMTC to achieve compliance with these Nasdaq requirements; however, there can be no assurance that SMTC will achieve such compliance. See “Risk Factors.”

Employees

As of December 31, 2003, we employed approximately 927 full time employees. In addition, we employ varying levels of temporary employees as our production demands. Given the variable nature of our project flow and the quick response time required by our customers, it is critical that we be able to quickly ramp-up and ramp-down our production to maximize efficiency. To achieve this, our strategy has been to employ a skilled temporary labor force, as required. We use outside contractors to qualify our temporary employees on a site-by- site basis. Our production level temporary employees are compensated by the hour. We believe we are team-oriented, dynamic and results-oriented with an emphasis on customer service and quality at all levels. We believe this environment is a critical factor for us to be able to fully utilize the intellectual capital of our employees. From time to time we relocate our management level employees as needed to fill open positions at our sites. Because of our training programs, we have not experienced difficulty in adequately staffing skilled employees.

As of December 31, 2003, our only unionized employees were at our Mexico facility (310 employees). In 2003, we terminated all of our employees in Donegal, Ireland, including 32 unionized employees. We have never experienced a work stoppage or strike and believe that our employee relations are good.

Our Structure and Our History

The SMTC family of companies includes the following companies, with their jurisdictions of incorporation or organization in parentheses:

SMTC Corporation (Delaware)

HTM Holdings, Inc. (Delaware)

940862 Ontario Inc. (Ontario, Canada)

Qualtron, Inc. (Massachusetts)

Radio Componentes de Mexico, S.A. de S.V. (Mexico)

SMTC de Chihuahua S.A. de C.V. (Mexico)

SMTC Ireland Company (Ireland)

SMTC Manufacturing Corporation of California (California)

SMTC Manufacturing Corporation of Canada (Ontario, Canada)

SMTC Manufacturing Corporation of Colorado (Delaware)

SMTC Manufacturing Corporation of Massachusetts (Massachusetts)

SMTC Manufacturing Corporation of North Carolina (North Carolina)

SMTC Manufacturing Corporation of Texas (Texas)

SMTC Manufacturing Corporation of Wisconsin (Wisconsin)

SMTC Mex Holdings, Inc. (Delaware)

SMTC Nova Scotia Company (Nova Scotia, Canada)

SMTC R&D Teoranta (Ireland)

SMTC Teoranta (Ireland)

Our company’s present corporate structure resulted from the July 1999 combination of Surface Mount and HTM in a transaction accounted for under the purchase method of accounting as the acquisition of Surface Mount by HTM. Subsequent to the combination, all of Surface Mount’s operating subsidiaries, other than SMTC Canada, SMTC Manufacturing Corporation of Ireland Limited, SMTC Teoranta, SMTC R&D Teoranta and Qualtron, Inc., have become subsidiaries of HTM.

In August 1999, we acquired Zenith’s facility in Chihuahua, Mexico, which expanded our cost-effective manufacturing capabilities in an important geographic region. In September 1999, we acquired the Boston, Massachusetts based systems integration and precision enclosures business of W.F. Wood, which expanded our operations into the Northeastern United States. In July 2000, we acquired Appleton, Wisconsin based Pensar Corporation. In November 2000, we acquired Haverhill, Massachusetts based Qualtron, Inc. in connection with the acquisition of its parent company, Qualtron Teoranta, by SMTC Canada. In 2001, we closed our Denver, Colorado and Haverhill, Massachusetts facilities. In 2002, we closed our Cork, Ireland facility. In 2003, we closed our interconnect facility in Donegal, Ireland, our Austin, Texas facility and our Charlotte, North Carolina facility. We also sold our Appleton, Wisconsin manufacturing operations during 2003.

We have initiated the liquidation process for SMTC Ireland Company, SMTC R&D Teoranta and SMTC Teoranta. Additionally, we placed SMTC Manufacturing Corporation of Ireland Limited into liquidation, and it is in the process of dissolution.

Backlog

Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

Properties

We conduct our operations within approximately 547,500 square feet of building space (excluding square footage of properties we have exited). We believe our facilities are currently adequate for our operating needs and provide capacity for future volume growth. Our principal service at all locations is assembly of electronic components, with the exception of the Boston facility where we manufacture precision enclosures and the Appleton facility where we perform design engineering services. Our operating facilities are as follows:

Location	Approx. Square Footage	Leased/ Owned
Toronto, Ontario	100,000	Leased
San Jose, California	37,500	Leased
Boston, Massachusetts	150,000	Leased
Appleton, Wisconsin	10,000	Leased
Chihuahua, Mexico	250,000	Owned

One of our subsidiaries continues to have a Monterrey, Mexico site under lease as of March 15, 2004, but has exited operations and is seeking to exit the lease. Additionally, SMTC Manufacturing Corporation of Texas exited operations and surrendered possession of an Austin, Texas site in 2003.

All of our principal facilities are ISO certified to ISO 9001 or ISO 9002 standards. ISO 9001 and ISO 9002 are commonly recognized standards in the EMS industry that are published by the International Standardization Organization and relate to quality management systems. ISO 9001 contains requirements for quality assurance in design, development, production, installation and servicing. ISO 9002 contains requirements for quality assurance in production, installation and servicing.

The principal executive office of SMTC and SMTC Canada is located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

Legal Proceedings

We are a party to various legal actions arising in the ordinary course of our business. We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock began trading on The Nasdaq National Market under the symbol SMTX on July 21, 2000. The following table sets forth, for the periods indicated, the high and low per share sales prices for the common stock as reported on Nasdaq. On May 7, 2004, the Company’s common stock closed at $0.59 per share and had a high price of $0.70 and a low price of $0.57 on that date.

	2002
	High	Low
First Quarter	$2.86	$1.10
Second Quarter	2.78	1.15
Third Quarter	1.80	0.75
Fourth Quarter	1.00	0.49

	2003
	High	Low
First Quarter	$1.40	$0.95
Second Quarter	1.01	0.62
Third Quarter	0.92	0.40
Fourth Quarter	1.95	0.68

As of May 7, 2004, there were 83 holders of record of the Company’s common stock.

As of May 7, 2004, the Company’s capital stock consisted of 60,000,000 authorized shares of common stock, par value $.01 per share, of which, as of such date, 24,375,718 shares were issued and outstanding, and 5,000,000 authorized shares of preferred stock, par value $.01 per share, of which, as of such date, one share was issued and outstanding.

The Company has never declared a cash dividend on its common stock. The Board of Directors of the Company has no present intention to authorize the payment of dividends on common stock in the foreseeable future. It is the present policy of the Company to retain earnings, if any, to provide for growth and working capital needs. Further, the Company’s current senior credit facility restricts the Company from paying dividends.

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages as of March 31, 2004, the positions currently held by each person and their places of residence. All of the directors and executives have been with us since the Surface Mount combined with HTM in July 1999 to form the current SMTC Corporation, except in the case of certain directors and officers as indicated in their biographies. Our executive officers are elected by and serve at the discretion of the Board of Directors.

Name and Place of Residence	Age	Office
John Caldwell Toronto, Ontario	54	President and Chief Executive Officer, Chair of the Board and Director (1)

Philip Woodard Newmarket, Ontario	49	Chief Operating Officer (2)

Linda Millage Uxbridge, Ontario	43	Interim Chief Financial Officer

Steven Hoffrogge Charlotte, North Carolina	38	Senior Vice President, Business Development

Steve Dutton Cohasset, Massachusetts	48	Vice President, Global Sales

Blair Hendrix Wellesley, Massachusetts	39	Director (3)(4)(5)

William Brock Toronto, Ontario	67	Director (1)(3)(4)(5)

Ian Loring San Francisco, California	37	Director

Stephen Adamson Los Angeles, California	47	Director (4)

Mark Benham Woodside, California	52	Director (3)

Thomas Cowan Stamford, Connecticut	54	Director (2)

(1)	Also a member of the board of directors of SMTC Canada.
(2)	Also an officer of SMTC Canada.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compensation and Management Development Committee.
(5)	Member of the Audit Committee.

John Caldwell has served as a director since March 2003, as the President and Chief Executive Officer of SMTC since October 2003 and as Chair of the Board since March 2004. Previously, he was an independent consultant and corporate director, and from October 2002 to September 2003, he held positions in the Mosaic Group Inc. (a marketing services provider) as Chair of the Restructuring Committee of the Board; in Geac Computer Corporation Limited (a computer software company) as a consultant from December 2001 to October 2002 and as President and Chief Executive Officer from October 2000 to December 2001; and in CAE Inc. (a flight simulation and training services company) from January 1988 to October 1999, including President and

Chief Executive Officer from June 1993 to October 1999 and Chief Financial Officer from 1988 to 1992. Mr. Caldwell also serves on the boards of directors of ATI Technologies Inc., Cognos Inc., Faro Technologies, Sleeman Breweries and Stelco Inc.

Philip Woodard joined Surface Mount in 1992 as Vice President, Materials. He currently serves as our Chief Operating Officer. Previously he was employed at Motorola Canada, an integrated communications and embedded electronics solutions provider, from 1977 to 1992 where he progressed through various positions to Director of Materials.

Linda Millage assumed the role of Interim Chief Financial Officer effective May 3, 2004. Ms. Millage joined the Company in August 2000 as Director of External Reporting and in April 2001 also assumed the role of Director of Investor Relations. Previously, Ms. Millage was Chief Financial Officer of Moneysworth & Best Shoe Care Inc. from July 1997 to August 2000 and from 1988 to 1997 held various positions at Family Trust Corporation, then a wholly owned subsidiary of Manulife Financial, including Assistant Controller, Controller and Vice President Finance.

Steven Hoffrogge joined SMTC in 2000 as part of the Company’s acquisition of Pensar Corporation and serves as our Senior Vice President, Business Development. Previous positions at the Company include Vice President, Business Programs Management and Senior Director, IBM Global Accounts. Prior to joining SMTC, Mr. Hoffrogge was employed at Pensar Corporation, a regional EMS provider, from 1993 to 2000 where he progressed through various positions to Director of Sales.

Steve Dutton joined SMTC in 1999 as director of business development for the Northeast. He currently serves as our Vice President, Global Sales. Previously he was a partner at SMT East, an electronics manufacturing services company based in the northeast portion of the United States, which was sold to the Matco Group in 1996. Prior to this, Mr. Dutton progressed from a sales manager at Power General Corporation to global director of sales and marketing.

Blair Hendrix has served as a director since July 2001. Mr. Hendrix joined Bain Capital, LLC, a private equity investment firm, in 2000 as a Vice President. Prior to joining Bain Capital he was Executive Vice President and Chief Operating Officer of DigiTrace, Inc., a medical technology and service company. Previously Mr. Hendrix was a management consultant with Corporate Decisions, Inc. (now Mercer Management Consulting), working in the specialty manufacturing, retail and healthcare industries. Mr. Hendrix also serves as a director of Keystone Automotive Operations, Inc. and Vivra Asthma and Allergy.

William Brock has served as a director since October 2001. Mr. Brock retired from The Toronto-Dominion Bank in January 2000 as Deputy Chairman and Director, after a career of 37 years. From March 2000 to February 2001, he was President and CEO of Dover Industries, a Toronto Stock Exchange listed company, which manufactures ice cream cones, flour, and assorted disposable fast food paper products. Presently, he is also a director of 360 Networks Corporation, a fiber optics transmission company, a director of a subsidiary of Atlas Cold Storage Income Trust, a publicly listed trust which invests in securities of a temperature controlled distribution network, Chairman, Board of Trustees, Heritage Trust at the University of Guelph; and Chairman of The University of Western Ontario’s Capital Campaign.

Mark Benham has served as a director since July 1999. Mr. Benham was a co-founder of Celerity Partners, Inc., a private equity investment firm, and has been a Partner of that firm since 1992. Previously he was a Senior Investment Officer of Citicorp Venture Capital, Ltd., and prior to that he was an advisor to Yamaichi UniVen Co., Ltd., the venture capital subsidiary of Yamaichi Securities International.

Stephen Adamson has served as a director since July 1999. Mr. Adamson is Managing Partner of Celerity Partners, Inc., a private equity investment firm. Mr. Adamson has been with Celerity Partners, Inc. since July 1995. Mr. Adamson is also a director of Financial Pacific Insurance Group, Inc.

Thomas Cowan has served as a director since March 2003. Mr. Cowan has been Executive Chairman of OutlookSoft Corporation, a provider of business performance management applications, since December 2001. From March 2000 to December 2001, he served as Chairman and President of Vcommerce Corporation, a provider of services and technology to the commerce industry. Previously he had served in various financial and general management positions at IBM Corporation for over 20 years. He is also a director of OutlookSoft Corporation, The Guidry Group and Cormont Inc.

Ian Loring has served as a director since June 2000. Mr. Loring joined Bain Capital, LLC, a private equity investment firm, in 1996. He has been a managing director at Bain Capital since January 2001 and was a principal there from 1997 to 2000. From 1993 to 1996, Mr. Loring was a Vice President at Berkshire Partners, where he worked in the specialty manufacturing, technology and retail industries. Mr. Loring also serves as a director of Therma-Wave, Inc.

Information Regarding the Board of Directors and its Committees

The number of directors on the Board is currently fixed at seven. Our Board is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

In May 2003 Michael Griffiths resigned from the Board of Directors and in December 2003 Paul Walker resigned from the Board of Directors. Stanley Plzak served on the Board of Directors until his death in September 2003. In March 2004, John Caldwell became Chair of the Board, replacing William Brock who had previously served in that capacity. In April 2004, the Board voted to reduce the number of directors of the Company to seven and to re-classify John Caldwell as a Class I director.

The Board is composed of two Class I directors (Blair Hendrix and John Caldwell), two Class II directors (Mark Benham and William Brock) and three Class III directors (Stephen Adamson, Thomas Cowan and Ian Loring), whose terms will expire upon the election and qualification of directors at the Annual Meeting of Stockholders held in 2004, 2005 and 2006, respectively. At each Annual Meeting of Stockholders, directors will be elected for a full term of three years to succeed those directors whose terms are expiring.

During fiscal 2003, the Board held 17 meetings. The Board has determined that each of Stephen Adamson, Mark Benham, William Brock, Thomas Cowan, Blair Hendrix and Ian Loring are “independent directors” as defined in Rule 4200 of the National Association of Securities Dealers’ (“NASD”) listing standards. Mr. Adamson, Mr. Benham, Mr. Cowan and Mr. Loring each attended fewer than 75% of all of the fiscal 2003 meetings of the Board and its committees on which the respective director served after becoming a member of the Board.

Stockholders can communicate directly with the Board of Directors by writing to: Board of Directors, SMTC Corporation, 635 Hood Road, Markham Ontario, Canada L3R 4N6. These communications will be reviewed by the Investor Relations department, who will determine how to handle them. A stockholder wishing to communicate only with the non-management members of the Board can address the communication to “Non-Management Directors, c/o Board of Directors” at the address above. These communications will be handled by a member of the Nominating and Governance Committee. Finally, communications can be sent directly to individual directors by addressing letters to their individual name, c/o the Board of Directors, at the address above. Board members are invited to attend the annual meeting. Four directors attended the Company’s previous annual meeting, held on May 6, 2003.

The Board has three standing committees: the Nominating and Governance Committee, the Audit Committee and the Compensation and Management Development Committee.

The Nominating and Governance Committee

The Nominating and Governance Committee of the Board of Directors consists of William Brock, Mark Benham and Blair Hendrix. The Nominating and Governance Committee (i) identifies individuals qualified to become members of the Board, (ii) selects, or recommends that the Board select, the director nominees for the next annual meeting of stockholders, (iii) develops and recommends to the Board a set of corporate governance principles applicable to the Company and (iv) oversees the evaluation of the Board and its dealings with management and the committees of the Board. The Nominating and Governance Committee did not meet in separate session in 2003.

The Board approved a written charter for the Nominating and Governance Committee in April 2004, which is available on the Company’s website at www.smtc.com. All of the Nominating and Governance Committee’s members are “independent directors” as defined in Rule 4200 of the NASD’s listing standards and as required by Rule 4350(c)(4) of the NASD’s listing standards.

The Nominating and Governance Committee considers, among others, the following characteristics and qualities when proposing a nominee for the Board of Directors:

•	personal qualities, including leadership, character, judgment and integrity;

•	relevant business and personal experience in such areas as business, the electronic manufacturing services industry, finance, accounting, marketing and other relevant fields;

•	ability to commit the time necessary to prepare for, and participate in, Board and committee meetings; and

•	whether the candidate enhances the diversity of skills and experiences of the members of the Board generally.

The Nominating and Governance Committee believes it is important that the Company have at least some directors who have extensive experience in the Company’s industry as well as in finance and accounting generally.

The Nominating and Governance Committee will consider and evaluate up to two director candidates recommended by stockholders for inclusion on the slate of directors nominated by the Board. A stockholder or group of stockholders that, individually or as a group, have beneficially owned at least 5% of the Company’s shares for at least one year may submit one candidate for the committee’s consideration. If the committee receives more than two submissions, it will consider the submissions put forth by the two nominating stockholders who beneficially own the most shares. Stockholders wishing to recommend a candidate must submit the recommendation no later than 120 days before the date that the proxy statement for the previous year’s annual meeting was first mailed to stockholders. Each nominating stockholder must submit the number of shares it beneficially owns, and a representation that it meets the ownership requirements described above and will continue to hold any shares owned at least through the date of the next annual meeting at which directors are elected. In addition, a nominating stockholder will be required to furnish certain information with respect to the nominee and the nominee must submit certain written representations. Stockholders who wish to recommend candidates to the Nominating and Governance Committee may get more information about the process by contacting the Company’s Investor Relations Department at 635 Hood Road, Markham, Ontario, Canada L3R 4N6.

The Nominating and Governance Committee and will consider and evaluate candidates recommended by stockholders on the same basis as candidates recommended by other sources. The Nominating and Governance Committee identifies candidates for director through a variety of formal and informal channels, most notably the business networks of the members of the Board and management.

The Audit Committee

The Audit Committee, which met five times in fiscal 2003, consists of William Brock, Thomas Cowan and Blair Hendrix. In May 2003 Mr. Cowan became a member of the Audit Committee, replacing Michael Griffiths, who resigned as a director. In October 2003 Mr. Hendrix replaced John Caldwell as a member of the Audit Committee. The Board has determined that Mr. Brock is a “financial expert”. All Audit Committee members, including Mr. Brock, are “independent directors” as defined in Rule 4200 of the NASD’s listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, and as required by Rule 4350(d)(2)(A) of the NASD’s listing standards.

The Audit Committee (i) appoints, oversees and replaces, if necessary, the Company’s independent auditor, (ii) assists the Board of Director’s oversight of the preparation of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence, and the performance of the Company’s independent auditor and (iii) prepares the Audit Committee Report included in the Company’s proxy statement.

The Board adopted and approved a revised written charter for the Audit Committee in April 2004, and the Audit Committee evaluates its sufficiency on an annual basis.

The Compensation and Management Development Committee

The Compensation and Management Development Committee currently consists of Stephen Adamson, Blair Hendrix and William Brock. All of the Compensation and Management Development Committee’s members are “independent directors” as defined in Rule 4200 of the NASD’s listing standards and as required by Rule 4350(c)(3) of the NASD’s listing standards.

The Compensation and Management Development Committee did not meet in separate session in 2003. The general duties of the Compensation and Management Development Committee are (i) to provide a general review of the Company’s compensation and benefit plans and (ii) to review and establish compensation practices and policies for the officers of the Company.

Compensation of Directors

We pay no additional remuneration to our employees for serving as directors or on committees. In October 2001 the Board approved a compensation arrangement for William Brock. Under that arrangement, we paid Mr. Brock a $25,000 base fee per year for serving on our Board and meeting fees of $500 for Board conference calls or Board committee meetings and $1,000 for full Board meetings.

In March 2003, the Board approved a revised compensation plan for independent directors who are not affiliated with our major stockholders. Under this revised plan, effective January 1, 2003, we continue to pay each independent director not affiliated with our major stockholders a $25,000 base fee per year for serving on our Board and meeting fees of $500 for Board conference calls or Board committee meetings and $1,000 for full Board meetings.

Under the revised plan, each independent director who is not affiliated with our major stockholders will be granted an option to purchase 15,000 shares of our common stock when appointed to the Board, and may be granted an option to buy 10,000 shares in each subsequent year. Half of each award will vest one year after it is granted, and the balance on the second anniversary of the grant. Each award will have a term of five years from the date of the award.

Mr. Brock received options to purchase 25,000 shares under the original compensation arrangement when he joined the Board, and these vest over five years with a maximum term of ten years. Mr. Caldwell, who was then an independent director not affiliated with our major stockholders, and Mr. Cowan were granted their initial options to purchase 15,000 shares on May 6, 2003. Mr. Brock, who was in his second year as a director was granted an option to purchase 10,000 shares on May 6, 2003. The terms related to the options issued on May 6, 2003, were in accordance with the March 2003 compensation plan.

In addition, we paid Mr. Caldwell at a rate of $250.00 per hour for his service as chairman of the Board’s Special Restructuring Committee prior to his employment by the Company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of the Company’s Board or Compensation and Management Development Committee and any member of the Board of Directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Executive Compensation

The following table sets forth information concerning the compensation for the years ended December 31, 2003, 2002 and 2001 for our chief executive officers who served during 2003, our four other most highly compensated executive officers at the end of our last fiscal year and two additional persons who served as executive officers for a portion of 2003. For ease of reference, we collectively refer to these executive officers throughout this section and elsewhere in this prospectus as our “named executive officers.”

SUMMARY COMPENSATION TABLE

		Annual Compensation(1)				Long Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Restricted Stock Awards ($)	Securities Underlying Options (#)		All Other Compensation ($)
John Caldwell(2) President and Chief Executive Officer	2003 2002 2001	67,282 — —		— — —		— — —	15,000 — —	(3)	75,385 — —	(4)

Philip Woodard Chief Operating Officer	2003 2002 2001	200,000 200,000 200,000	(6)	— — —		— — —	— 150,000 —	(5)	— — —

Derek D’Andrade(7) Former Executive Vice President, Engineering and Quality	2003 2002 2001	200,000 200,000 200,000	(9)	— — —		— — —	— 35,000 —	(8)	— — —

Gary Walker(10) Former Executive Vice President, Business Programs Management	2003 2002 2001	200,000 200,000 200,000		— — —		— — —	— 35,000 —	(8)	— — —

Gary Itenson(1) Former Senior Vice President, Business Development and Supplier Strategy	2003 2002 2001	150,601 127,372 128,991		137,780 67,316 90,293	(12)	— — —	— 35,000 —	(14)	92,520 — —	(13)

Paul Walker (15) Former President and Chief Executive Officer	2003 2002 2001	258,137 300,000 300,000	(17)	— — —		— — —	— 50,000 —	(8)	600,000 — —	(16)

Stanley Plzak(18) Former Executive Vice President, North American Operations	2003 2002 2001	119,230 275,000 275,000		—		— — —	— 35,000 —	(8)	100,000 — —	(19)

Frank Burke(20) Former Chief Financial Officer	2003 2002 2001	142,991 159,199 33,450	(21) (23) (24)	127,867 159,199 63,532	(21) (23) (24)	— — —	— — 200,000	(25)	92,372 — —	(22)

(1)	Excludes perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any of the named executive officers.
(2)	Mr. Caldwell became the President & Chief Executive Officer of the Company on October 16, 2003.

(3)	Represents options to purchase shares of our common stock at an exercise price of $0.75 per share. These options were granted to Mr. Caldwell in consideration for his service as an independent director not affiliated with any of the Company’s major stockholders, and prior to the time he became President and Chief Executive Officer of the Company.
(4)	Prior to becoming the Company’s President & Chief Executive Officer, Mr. Caldwell received compensation for service on the Company’s Board of Directors and its related committees, consistent with the Company’s compensation policy for independent directors who are not affiliated with our major stockholders. In addition, we paid Mr. Caldwell at a rate of $250.00 per hour for his service as chairman of the Board’s Special Restructuring Committee prior to his employment by the Company.
(5)	Represents options to purchase 75,000 shares of our common stock at an exercise price of $3.00 per share, options to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share, and options to purchase 50,000 shares of our common stock at an exercise price of $8.00 per share.
(6)	Includes deferred compensation earned by Mr. Woodard in 2001 of $70,868.
(7)	Mr. D’Andrade served as the Company’s Executive Vice President, Engineering and Quality until March 31, 2004.
(8)	Represents options to purchase shares of our common stock at an exercise price of $8.00 per share.
(9)	Includes deferred compensation earned by Mr. D’Andrade in 2001 of $70,868.
(10)	Mr. Walker served as the Company’s Executive Vice President, Business Programs Management until February 13, 2004.
(11)	Mr. Itenson served as the Company’s Senior Vice President, Business Development and Supplier Strategy until December 31, 2003.
(12)	Mr. Itenson received a payment of $137,780 to cover taxes owed on previously paid bonuses.
(13)	Under the terms of his separation agreement, Mr. Itenson received a severance payment of C$120,000. His severance payment appearing in the table is reported in United States Dollars using a conversion ratio of approximately 1.297 to 1, which was the exchange ratio of Canadian Dollars to United States Dollars on the date the payment was made.
(14)	Represents options to purchase 10,000 shares of our common stock at an exercise price of $3.00 per share, options to purchase 10,000 shares of our common stock at an exercise price of $5.00 per share, and options to purchase 15,000 shares of our common stock at an exercise price of $8.00 per share.
(15)	Mr. Walker served as the Company’s President & Chief Executive Officer until October 15, 2003.
(16)	Under the terms of his employment contract, because Mr. Walker’s employment was terminated without cause by the Company, he is entitled to his base salary for two years following the termination, totaling $600,000, of which $41,863 was paid during fiscal 2003.
(17)	Includes deferred compensation earned by Mr. Walker in 2001 of $148,029.
(18)	Mr. Plzak served as the Company’s Executive Vice President, North American Operations until June 30, 2003.
(19)	Under the terms of his severance agreement, Mr. Plzak received a severance payment of $100,000.
(20)	Mr. Burke served as the Company’s Chief Financial Officer until August 22, 2003.
(21)	Mr. Burke’s salary and bonus was paid in Canadian Dollars for 2003. His bonus for 2003 appearing in the table is reported in United States Dollars using a conversation ratio of approximately 1.439 to 1, which was the average exchange ratio of Canadian Dollars to United States Dollars during the period Mr. Burke was employed by the Company in 2003.
(22)	Under the terms of his separation agreement, Mr. Burke received a payment of C$128,000. The payment which appears in the table is reported in United States Dollars using a conversion ratio of approximately 1.386 to 1, which was the exchange ratio of Canadian Dollars to United States Dollars on the date the payment was made.
(23)	Mr. Burke’s salary and bonus was paid in Canadian Dollars for 2002. His salary and bonus for 2002 appearing in the table are reported in United States Dollars using a conversion ratio of approximately 1.570 to 1, which was the average exchange ratio of Canadian Dollars to United States Dollars in 2002.
(24)

Mr. Burke’s salary and bonus was paid in Canadian Dollars for 2001. His salary and bonus for 2001 appearing in the table are reported in United States Dollars. The salary is calculated using a conversion ratio of approximately 1.581 to 1, which was the average exchange ratio of Canadian Dollars to United States

Dollars from October 1, 2001 to December 31, 2001, the period during which Mr. Burke was employed by SMTC in such year. The bonus figure reflects a signing bonus paid to Mr. Burke on October 26, 2001, and is calculated using a conversion ratio of approximately 1.574, which was the average exchange ratio of Canadian Dollars to United States Dollars on October 26, 2001.

(25)	Represents options to purchase 75,000 shares of our common stock at an exercise price of $3.09 per share, options to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share, options to purchase 50,000 shares of our common stock at an exercise price of $8.00 per share and options to purchase 50,000 shares of our common stock at an exercise price of $12.00 per share.

Employment Arrangements

John Caldwell is currently employed as our President and Chief Executive Officer pursuant to an employment agreement dated October 16, 2003, which was initially effective until February 16, 2004 and has been extended to June 30, 2004 and month to month thereafter by mutual agreement of the parties. Under the employment agreement, Mr. Caldwell receives a salary of C$45,000 per month and is eligible for a bonus at the sole discretion of the Board.

Philip Woodard is currently employed as our Chief Operating Officer pursuant to an employment agreement dated July 30, 1999, which was amended on January 30, 2004. Under the amended agreement, Mr. Woodard provides services through his consulting firm, The Woodbro Group Ltd. in exchange for a monthly payment of C$28,000. Mr. Woodard received a $150,000 retention payment for serving through January 29, 2004. If Mr. Woodard is employed by the Company on March 31, 2004 and the Company consummates a sale, merger or substantial bank refinancing or restructuring transaction by June 30, 2004, Mr. Woodard will receive a payment of $100,000. If Mr. Woodard continues to serve past June 25, 2004 but ceases to be employed by the Company prior to December 31, 2004 (other than due to a termination for cause) he will receive a second retention payment of $100,000 which is payable within 30 days of the date his employment ceases. Mr. Woodard is also eligible to participate in a bonus plan the Company is developing for key executives for 2004 with payments to be based on individual performance and the Company’s financial performance. If Mr. Woodard ceases to be employed by the Company (other than due to a termination for cause) during 2004, he would receive a pro-rata bonus payment based on the time served. If Mr. Woodard remains employed by the Company after December 31, 2004, the terms of his employment will be governed by his original employment contract as in effect prior to the January 30, 2004 amendment. Under that agreement, Mr. Woodard would receive a salary of $200,000 per year and be eligible for an annual bonus based upon our achievement of certain EBITDA targets. In the event Mr. Woodard’s employment is terminated by us without cause, or by Mr. Woodard for good reason, the employment agreement provides that we would pay Mr. Woodard his base salary for two years following such termination. Mr. Woodard’s employment agreement, both prior to and after giving effect to the amendment, contains customary confidentiality provisions and a non-compete clause which is effective during the term of the agreement, for one year following termination of his employment if he is terminated for cause, and, under certain other circumstances, for two years following the termination of his employment.

Derek D’Andrade was our Executive Vice President, Engineering and Quality until March 31, 2004. Mr. D’Andrade had been employed pursuant to an employment agreement dated July 30, 1999, which was amended on January 29, 2004. Under the amended agreement, Mr. D’Andrade provided services through his consulting firm Nichal Inc. in exchange for a monthly payment of C$29,000. Mr. D’Andrade received a $75,000 retention payment for serving through January 29, 2004 and a second payment of $125,000 for serving through March 31, 2004. Mr. D’Andrade’s employment agreement contained customary confidentiality provisions and a non-compete and non-solicitation clause which was effective during the term of the agreement. The non-compete clause will also continue for six months from the date Mr. D’Andrade resigned and the non-solicitation clause will continue for one year.

Gary Walker was our Executive Vice President, Business Programs Management until his resignation effective February 13, 2004. Mr. Walker had been employed pursuant to an employment agreement dated July 30, 1999, which was initially effective until December 31, 2001 and automatically renewed for successive one-year terms through December 31, 2003. This agreement was not renewed pursuant to its terms for 2004 and expired on December 31, 2003. Under the employment agreement, Mr. Walker received a salary of $200,000 per year and was eligible for an annual bonus based upon our achievement of certain EBITDA targets. Mr. Walker’s employment agreement contained customary confidentiality provisions and a non-compete clause which was effective during the term of the agreement, for one year following termination of his employment if he were terminated for cause, and, under certain other circumstances, for two years following the termination of his employment. In the event Mr. Walker’s employment had been terminated without cause, or by Mr. Walker for good reason, the employment agreement provided that we would have paid Mr. Walker his base salary for two years following such termination. Mr. Walker has initiated a claim against the Company asserting he terminated his employment for good reason.

In connection with his anticipated departure from the Company (which occurred on December 31, 2003), Gary Itenson and the Company entered a separation agreement pursuant to which he received a lump sum severance payment of C$120,000.

Paul Walker was employed as our President and Chief Executive Officer until October 15, 2003. Mr. Walker was employed pursuant to an employment agreement dated July 30, 1999, which was initially effective until December 31, 2001 and was automatically renewed for successive one-year terms unless terminated by the parties in accordance with its terms. This agreement had been automatically renewed pursuant to its terms through December 31, 2003, but was terminated without cause in October 2003 by the Company following a vote of the Board of Directors. Under the terms of his employment agreement, Mr. Walker received a salary of $300,000 per year and was eligible for an annual bonus based upon our achievement of certain EBITDA targets. Mr. Walker’s employment agreement contained customary confidentiality provisions and a non-compete and non-solicitation clause which was effective during the term of the agreement, and will continue for up to two years following the termination of his employment. Because Mr. Walker’s employment was terminated by us without cause, the employment agreement provides that we will pay Mr. Walker his base salary for two years following his termination. Mr. Walker has disputed the enforceability of his employment agreement, demanding payment of additional damages, and obtained employment with another employer in December 2003. Mr. Walker has not initiated any claims against the Company or SMTC Canada, and discussions between the Company’s legal counsel and Mr. Walker’s legal counsel are ongoing.

Stanley Plzak was employed as our Executive Vice President, North American Operations until June 30, 2003. Mr. Plzak was employed pursuant to an employment agreement dated July 27, 2000, which was initially effective until December 31, 2001 and was automatically renewed for successive one-year terms unless terminated by the parties in accordance with its terms. This agreement had been automatically renewed pursuant to its terms through December 31, 2003, though Mr. Plzak and the Company agreed to reduce his salary to $200,000 per year beginning on January 1, 2003. Under the employment agreement, Mr. Plzak had previously received a salary of $275,000 per year. In connection with his anticipated departure from the Company, Mr. Plzak and the Company entered a separation agreement dated June 26, 2003 pursuant to which he received his then current salary of $200,000 per annum for 26 weeks following the cessation of employment. The separation agreement contains customary confidentiality and non-disparagement provisions.

Frank Burke was employed as our Chief Financial Officer until August 31, 2003. Mr. Burke was employed pursuant to an employment offer letter dated July 26, 2001 as amended in April 2003. Under the amended employment offer letter, Mr. Burke received an annual salary of $200,000 per year and was eligible for an annual bonus based upon our achievement of certain EBITDA targets. In connection with Mr. Burke’s execution of the letter, the Company paid him a signing bonus of C$100,000. In his first year of employment, the Company agreed to pay him a guaranteed bonus of C$250,000 payable in quarterly increments. Under the terms of the employment offer letter, Mr. Burke was granted an option to purchase 200,000 shares of the Company’s common stock, with various exercise prices and vesting dates. In connection with his anticipated departure from the Company, Mr. Burke and the Company entered a separation agreement pursuant to which he received a final bonus of C$184,000 and a lump sum payment of C$128,000. The separation agreement contains customary confidentiality and non-disparagement provisions and a non-compete clause which was effective through February 29, 2004.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to purchase shares of our common stock made to the named executive officers during the fiscal year ended December 31, 2003.

OPTION GRANTS IN FISCAL 2003

Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal 2003 (%)	Exercise Price Per Share ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
John Caldwell	15,000	(1)	0.75	May 6, 2008	3,105	6,868
Philip Woodard	—	—	—	—	—	—
Derek D’Andrade	—	—	—	—	—	—
Gary Walker	—	—	—	—	—	—
Gary Itenson	—	—	—	—	—	—
Paul Walker	—	—	—	—	—	—
Stanley Plzak	—	—	—	—	—	—
Frank Burke	—	—	—	—	—	—

(1)	The Company did not grant any options to employees during fiscal 2003. The 15,000 options granted to John Caldwell which are listed in this table were granted to him as compensation for serving as a director of the Company prior to the time he became the Company’s President and Chief Executive Officer.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information for the named executive officers concerning stock option exercises during out last fiscal year.

AGGREGATED OPTION EXERCISES IN FISCAL 2003

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (Exercisable/Unexercisable) (#)	Value of Unexercised In-The-Money Options At Fiscal Year-End (Exercisable/Unexercisable) ($)(1)
John Caldwell	—	—	0/15,000	1,050
Philip Woodard	—	—	101,640/125,000	—
Derek D’Andrade	—	—	46,250/38,750	—
Gary Walker	—	—	46,250/38,750	—
Gary Itenson	—	—	0/0	—
Paul Walker	—	—	0/0	—
Stanley Plzak	—	—	0/0	—
Frank Burke	—	—	0/0	—

(1)	The closing price of SMTC’s common stock on December 31, 2003, the last trading day of fiscal 2003, was $0.82.

Securities Authorized For Issuance Under Equity Compensation Plans

Amended and Restated 1998 Equity Incentive Plan

On September 30, 1999, the Board of Directors adopted, and our stockholders approved, our Amended and Restated 1998 Equity Incentive Plan, or the 1998 Plan, which amended and restated in its entirety our 1998 Equity Incentive Plan. The 1998 Plan authorizes the granting of stock options to our executives or other key employees. Under the 1998 Plan, our Board of Directors is authorized to grant stock purchase options exercisable for up to 671,378 shares of our common stock, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events, which grants may be made to such executives or key employees, in such quantities, at such exercise price and on such other terms and conditions as may be established by the Board of Directors. As of May 10, 2004, there were options to purchase 148,543 shares of our common stock outstanding under the 1998 Plan. The vesting of an optionholder’s unvested options is dependent upon continued employment with us. Upon termination of employment, all unexercised and unvested options expire and are forfeited. In the event of the acquisition of a majority or more of our voting securities by any person or “group” as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (other than our stockholders as of the date of the 1998 Plan and their affiliates), the compensation committee of the Board of Directors may provide for the automatic vesting of all unvested options, for the termination of unvested options, or for the receipt by holders of such options of the consideration offered per share of common stock less the exercise price of their options.

2000 Equity Incentive Plan

The SMTC/SMTC Manufacturing Corporation of Canada 2000 Equity Incentive Plan, or the 2000 Plan, was adopted by our Board of Directors and approved by our stockholders prior to the completion of our initial public offering in July 2000.

The 2000 Plan provides for the grant of options to all employees, officers, directors and consultants of SMTC and its affiliates worldwide. In the United States, incentive stock options may be granted to our employees (including officers and employee directors) and nonstatutory stock options may be granted to our employees, directors and consultants. A nonstatutory stock option is a stock option that is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code. The holder of a nonstatutory stock option generally is taxed on the difference between the exercise price and the fair market value when exercised. The 2000 Plan also provides for the grant of stock appreciation rights, restricted stock, unrestricted stock, deferred stock, and securities (other than stock options) which are convertible into or exchangeable for common stock, including options exercisable for SMTC Canada exchangeable shares, on such terms and conditions as our Board determines.

We originally authorized a total of 1,727,052 shares of common stock with annual increases of up to 1.0% of our outstanding common stock for issuance under the 2000 Plan. As of May 10, 2004, 2,176,148 shares have been authorized for issuance and we had 1,534,648 shares available for future awards. We originally authorized a total of 1,000,000 exchangeable shares for issuance under the 2000 Plan. As of May 10, 2004, 1,000,000 exchangeable shares have been authorized for issuance all of which were available for future awards. Because we anticipate that our needs under the 2000 Plan over the next several years will exceed the number of shares available, and to maintain a desirable ratio of shares available for issuance under the 2000 Plan to the total shares outstanding, our Board has approved, and we are asking our stockholders at the 2004 Annual Meeting of Stockholders to approve, raising the total number of shares of common stock under the 2000 Plan to 3,750,000 and with annual increases of up to 1.0% of our outstanding common stock for issuance under the 2000 Plan and 3,750,000 exchangeable shares. In addition, we are seeking stockholder approval to increase the number of incentive stock options (ISOs) that may be awarded under the 2000 Plan from 3,000,000 to 3,500,000.

The administrator of the 2000 Plan has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2000 Plan, provided that no such action may affect any shares previously issued and sold or any option previously granted under the 2000 Plan. Cash performance grants, intended to qualify as “performance-based compensation,” may be issued under the plan, subject to stockholder approval as required by Section 162(m) of the Internal Revenue Code.

Options granted under the 2000 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 2000 Plan must generally be exercised within three months after the end of an optionee’s status as an employee, director or consultant of SMTC, or within 12 months after such optionee’s termination by death or disability, but in no event later than the expiration of the option term.

The exercise price of all incentive stock options granted under the 2000 Plan must be at least equal to the fair market value of the underlying common stock or exchangeable shares on the date of the grant. The exercise price of nonstatutory stock options granted under the 2000 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date. The term of all other options granted under the 2000 Plan shall be determined by the administrator, provided that the term of certain options must not exceed 10 years.

The 2000 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. This may have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to gain control of us because our employees might have a reduced incentive to remain with us following a merger or sale.

The following table gives information about awards under the 1998 Plan and the 2000 Plan as of December 31, 2003 and a grant of warrants to our lenders per the agreement dated December 31, 2002:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights		Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by stockholders	1,113,892		$6.97		1,218,148	(1)(2)
Equity compensation plans not approved by stockholders	1,968,132	(3)	$0.88	(3)	(4)
Total	3,082,024		$3.08		1,218,148

Notes:

(1)	Pursuant to the terms of the 2000 Plan, the Board may increase the size of the pool of shares of common stock available for the grant of awards under the 2000 Plan as of the first day of each fiscal year of the Company during the life of the 2000 Plan by an additional number of shares less than or equal to 1% of the number of shares of the Company’s common stock outstanding on such date. The Board did opt to so increase the size of the pool of common stock by 230,567 shares of common stock for fiscal year 2001 and 231,965 shares of common stock for fiscal year 2002.

(2)	SMTC Manufacturing Corporation of Canada, a subsidiary of the Company, may also issue up to a maximum of 1,000,000 of its exchangeable shares pursuant to the 2000 Plan.
(3)	Represents warrants to purchase common stock of the Company issued to the Company’s lenders as described more fully below. It is expected that these warrants will be cancelled as part of the Recapitalization Transaction.
(4)	Future issuances depend on whether the Company meets certain EBITDA targets and are not quantifiable at this time, as described more fully below.

Issuance of Warrants to the Company’s Lenders

In connection with the December 31, 2002 amendment to the Company’s credit agreement, the lenders returned to the Company for cancellation the existing warrants they held, and the Company agreed to issue to the lenders warrants to purchase Common Stock at an exercise price equal to the fair market value (defined as average of the last reported sales price of the Common Stock for twenty consecutive trading days commencing 22 trading days before the date in question) at the date of the grant for (a) 4.0% of the total outstanding shares on December 31, 2002, (b) 1.0% of the total outstanding shares on December 31, 2002, (c) 0.75% of the total outstanding shares on the date that is 45 days after the end of the Company’s first fiscal quarter of 2003, (d) 0.75% of the total outstanding shares on the date that is 45 days after the end of the Company’s second fiscal quarter of 2003, (e) 0.75% of the total outstanding shares on the date that is 45 days after the end of the Company’s third fiscal quarter of 2003, (f) 0.75% of the total outstanding shares on the date that is 90 days after the end of the Company’s fourth fiscal quarter of 2003, (g) 1.0% of the total outstanding shares on the date that is 45 days after the end of the Company’s first fiscal quarter of 2004 and (h) 1.0% of the total outstanding shares on the date that is 45 days after the end of the Company’s second fiscal quarter of 2004; provided, however that if the Company met certain EBITDA targets identified in a 2002 agreement with the lenders on the dates identified in (c) through (h) above, it was not required to issue warrants corresponding to such date. The Company met its EBITDA target as at March 30, 2003. As such, the warrants referred to in (c) above were not issued. The Company did not meet its EBITDA target at June 29, 2003 and 228,210 warrants were issued in the third quarter of 2003 with an effective date of August 13, 2003 at an exercise price of $0.61 per share. Also, the Company did not meet its EBITDA target at September 28, 2003 and issued 229,934 warrants in the fourth quarter of 2003 with an effective date of November 12, 2003 at an exercise price of $1.04 per share. The Company did not meet its EBITDA target at December 31, 2003 and 231,672 warrants were issued in the first quarter of 2004 with an effective date of March 30, 2004 at an exercise price of $0.84 per share. The warrants are not tradable separate from the related debt until the later of December 31, 2003 or nine months after the issuance of the warrants being transferred. If the Recapitalization Transaction is approved and consummated, all of the warrants described in this paragraph will be returned by the lenders and cancelled, and the Company will not be obligated to issue the warrants referred to in (g) and (h) above.

RELATED PARTY TRANSACTIONS

Stockholders Agreement

Certain of our current stockholders and optionholders are parties to a stockholders agreement that, among other things, provides for registration rights and contains provisions regarding the transfer of shares.

Directors’ Relationships with Major Stockholders

Certain of our current directors are affiliated with our major stockholders. Blair Hendrix and Ian Loring are affiliated with Bain. Stephen Adamson and Mark Benham are affiliated with Celerity.

Purchases from an Affiliate of Major Stockholders

Investment funds affiliated with Bain and Celerity are also stockholders of DDi Corp., one of our suppliers. Our transactions with DDi Corp., which totaled approximately $678,000 in 2003, are on equivalent terms as those with our other suppliers.

Employment Arrangements

The Company and each of John Caldwell and Philip Woodard have entered into employment agreements. Prior to the termination of their employment, each of Paul Walker, Stanley Plzak, Frank Burke and Derek D’Andrade had entered into employment agreements. In connection with the termination of his employment, Gary Itenson entered a separation agreement with the Company. All of these employment arrangements are more fully described under “Employment Arrangements”.

SECURITIES OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 18, 2004, information regarding beneficial ownership. The table sets forth the number of shares beneficially owned and the percentage ownership for:

•	each person who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each executive officer named in our summary compensation table and each director; and

•	all executive officers and directors as a group.

As of March 18, 2004, our outstanding equity securities (including exchangeable shares of our subsidiary, SMTC Canada) consisted of 28,689,779 shares.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains a mailing address of c/o SMTC Corporation, 635 Hood Road, Markham, Ontario, Canada L3R 4N6. The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 18, 2004 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Shares Beneficially Owned
Name and Address	Shares	Options	Total	Percentage of Shares Beneficially Owned(*)
Principal Stockholders:
Bain Capital Funds(1)(2) c/o Bain Capital, LLC 111 Huntington Avenue Boston, Massachusetts 02199	3,838,137	—	3,838,137	13.38%
Celerity EMSIcon, LLC(1) c/o Celerity Partners 11111 Santa Monica Boulevard Suite 1127 Los Angeles, California 90025	3,480,927	—	3,480,927	12.13%
RBC Asset Management Inc., The Royal Trust Company, and RBC Canadian Growth Fund(3) (addresses are listed in footnote 3)	1,585,100	—	1,585,100	5.52%

Directors and Executive Officers:
John Caldwell	—	7,500	—	#
Philip Woodard(4)	379,483	101,640	481,123	1.67%
Derek D’Andrade(5)	1,189,894	46,250	1,236,144	4.30%
Gary Walker	1,479,904	46,250	1,526,154	5.31%
Gary Itenson	—	—	—	—
Paul Walker(6)	1,376,394	—	1,376,394	4.80%
Estate of Stanley Plzak(7)	356,605	—	356,605	1.24%
Frank Burke	—	—	—	—
Blair Hendrix	—	—	—	—
William Brock	—	20,000	20,000	#
Ian Loring(1)(8)	133,034	—	133,034	#
Stephen Adamson(1)(9)	3,480,927	—	3,480,927	12.13%
Mark Benham(1)(9)	3,480,927	—	3,480,927	12.13%
Thomas Cowan	—	7,500	—	#
All Directors and executive officers as a group (14 persons)	8,396,241	236,640	8,632,881	29.84%

*	The number of shares of common stock deemed outstanding on March 18, 2004 with respect to a person or group includes (a) 28,689,779 shares outstanding on such date (including shares of common stock issuable upon exchange of exchangeable shares of our subsidiary, SMTC Canada) and (b) all options that are currently exercisable or will be exercisable within 60 days of March 18, 2004 by the person or group in question. This amount does not include shares that will be issued pursuant to the Recapitalization Transaction because the issuance of those shares is conditioned on stockholder approval.

#	Represents an amount less than 1.0% of shares outstanding.
(1)	The shares of common stock included in the table include shares held through investment in EMSIcon Investments, LLC. Each member of EMSIcon Investments, LLC has sole voting and investment power as to shares held on such member’s behalf by EMSIcon Investments, LLC.
(2)	Includes shares of common stock held by Bain Capital Fund VI, L.P., (“Fund VI”); BCIP Associates II (“BCIP II”), BCIP Associates II-B (“BCIP II-B”), BCIP Associates II-C (“BCIP II-C”); Sankaty High Yield Asset Partners, L.P. (“Sankaty”); Bain Capital V Mezzanine Fund, L.P. (“Mezzanine”); BCM Capital Partners, L.P. (“BCM”); and BCIP Trust Associates II ((“BCIP Trust II”) and collectively with Fund VI, BCIP II, BCIP II-B, BCIP II-C, Sankaty, Mezzanine and BCM, the “Bain Capital Funds”). Does not include shares owned by other stockholders that are subject to the Stockholders Agreement (see “Related Party Transactions”).
(3)	Holdings as of December 31, 2003 as reported on Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2004 jointly by RBC Asset Management Inc., (“RBC AM”), The Royal Trust Company (“RT”) and RBC Canadian Growth Fund (“RBC Fund” and together with RBC and RT, the “RBC Entities”). The RBC Entities report each having shared power to vote or to direct the vote of all of such shares of common stock and shared power to dispose or direct the disposition of all of such shares. The RBC Entities report that accounts managed on a discretionary basis by RBC AM are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares. RBC Fund, an account managed by RBC AM and an account for which RT serves as trustee, owns more than five percent of SMTC’s common stock. The addresses of the principal business office of each entity are as follows: RBC Asset Management Inc., Royal Trust Tower, 77 King Street West, Suite 3800, Toronto, Ontario M5K 1H1; The Royal Trust Company, Royal Trust Tower, P.O. Box 7500, Station A, 77 King Street West, 6th Floor, Toronto, Ontario M5W 1P9; and RBC Canadian Growth Fund, Royal Trust Tower, P.O. Box 7500, Station A, 77 King Street West, 6th Floor, Toronto, Ontario M5W 1P9.
(4)	141,422 of such shares are exchangeable shares of SMTC Canada.
(5)	Consists of shares owned by Nichal, Inc. Derek D’Andrade is the sole stockholder of Nichal, Inc. and may be deemed to beneficially own shares owned by Nichal, Inc. 375,718 of such shares are exchangeable shares of SMTC Canada. The information with respect to Mr. D’Andrade’s share ownership is as of March 10, 2003. Mr. D’Andrade has not provided the company with information about his share ownership as of a more recent date.
(6)	Consists of shares owned by P.N. Walker Consulting Inc. Paul Walker is the sole stockholder of P.N. Walker Consulting Inc. and may be deemed to beneficially own shares owned by P.N. Walker Consulting Inc. 389,718 of such shares are exchangeable shares of SMTC Canada. The information with respect to Mr. Walker’s share ownership is as of March 10, 2003. Mr. Walker has not provided the Company with information about his share ownership as of a more recent date.
(7)	The information with respect to Mr. Plzak’s estate’s share ownership is as of March 10, 2003. The estate has not provided the Company with information about his share ownership as of a more recent date.
(8)	The shares of common stock included in the table represent shares held by BCIP II-B. Mr. Loring is a managing director of Bain Capital, LLC and is a partner of BCIP II-B and accordingly may be deemed to beneficially own shares owned by such fund. Mr. Loring disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of Mr. Loring is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(9)	Mr. Benham and Mr. Adamson are both managing members of Celerity EMSIcon, LLC and accordingly may be deemed to beneficially own shares owned by Celerity EMSIcon, LLC. Mr. Benham and Mr. Adamson disclaim beneficial ownership of any such shares in which they do not have a pecuniary interest. The address for Mr. Benham and Mr. Adamson is c/o Celerity Partners, 11111 Santa Monica Boulevard, Suite 1127, Los Angeles, California 90025.

DESCRIPTION OF INDEBTEDNESS

We, together with our subsidiaries HTM and SMTC Canada, have entered into an agreement with various banks and financial institutions, including Lehman Commercial Paper Inc. as a lender and as general administrative agent for the other lenders, providing for our senior credit facilities. Our senior credit facilities currently consist of a term loan of $11,942,000; a US revolving credit facility of up to $73,250,000 in revolving credit loans, swing line loans and letters of credit; and a Canadian revolving credit facility of up to US $6,750,000 in revolving credit loans, swing line loans, letters of credit, depository notes and bills of exchange. The indebtedness under our senior credit facility was approximately $70.1 million as of December 31, 2003.

The senior credit facility is jointly and severally guaranteed by and secured by the assets and capital stock of our subsidiaries other than certain foreign subsidiaries, and our future subsidiaries. The senior credit facility requires us to meet financial ratios and benchmarks and requires us and our subsidiaries to comply with other restrictive covenants. The senior credit facility contains customary restrictions on our ability to incur additional indebtedness or guarantee the indebtedness of others, create liens on our assets, enter into business combinations, liquidate or dissolve, dispose of assets other than in the ordinary course of business, declare or pay cash dividends, make capital expenditures in excess of established limits, make investments in third parties, modify or prepay debt instruments, engage in transactions with our affiliates, enter into sale and leaseback arrangements with respect to real property, change our fiscal year, enter into agreements that restrict our ability to create liens to secure the senior credit facility, restrict the ability of our subsidiaries to make distributions to us, engage in unrelated lines of business, conduct operating activities at SMTC or enter into hedging agreements other than in the ordinary course of business.

As a result of the restructuring of our business and the continuing downturn in the market, the debt outstanding under our credit facility cannot be supported by our current business model and it is no longer sufficient to continue to seek amendments to our credit agreement. Accordingly, we have negotiated a restructuring of the debt under our existing credit agreement as part of an overall recapitalization of the Company that is subject to stockholder approval.

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in 2004, the Company proposes to effectuate a Recapitalization Transaction through three main components: a private placement of equity securities, a transaction with the Company’s current lenders to repay a portion of and restructure a portion of the Company’s existing debt and a new secured credit facility:

•	On March 3, 2004, the Company completed a fully underwritten, committed private placement of 33,350,000 Special Warrants of SMTC Canada to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.9 million, US$27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. The net proceeds are being held in escrow pending receipt of stockholder approval and satisfaction of certain other conditions and, upon release from escrow, will be used for debt reduction, as part of a concurrent agreement with the Company’s lenders, and working capital.

•	The Company has entered into a binding term sheet with its current lenders under which the Company will satisfy its debt under its existing credit facility by repaying $40 million of debt at par; exchanging $10 million of debt for $10 million of the Company’s common stock and warrants valued on the same terms as the private placement; and converting up to a limit of $27.5 million into second lien subordinated debt with maturity ranging from four to five years. In the unlikely event the remaining debt exceeds this limit, the difference will be repaid at par.

•	The Company has entered into a letter of intent with Congress Financial Corporation (Canada) for a new, 3-year $40 million credit facility, subject to certain borrowing base conditions.

We expect that the effect of the refinancing will be to lower the Company’s overall indebtedness at the closing of the Recapitalization Transaction by approximately $37 million, extend the term of the majority of the remaining indebtedness and provide additional liquidity.

DESCRIPTION OF CAPITAL STOCK

General Matters

The total amount of our authorized capital stock consists of 60,000,000 shares of common stock and 5,000,000 shares of one or more series of preferred stock. As of April 15, 2004, we had 28,689,779 shares of common stock outstanding (consisting of our common stock and exchangeable shares issued by SMTC Canada that may be exchangeable into our common stock). We have no shares of any series of preferred stock outstanding, other than the one share of special voting stock described below.

Our Board of Directors has approved and is soliciting stockholder approval at the Company’s 2004 Annual Meeting of Stockholders to be held on May 20, 2004 of an amendment to our Amended and Restated Certificate of Incorporation, which we refer to as our “charter,” to increase the number of shares of common stock that SMTC is authorized to issue from 60,000,000 to 130,000,000. Subject to stockholder approval, SMTC Canada will issue 33,350,000 exchangeable shares and warrants to purchase 16,675,000 exchangeable shares, and SMTC will issue to its current lenders approximately 11,100,000 shares of common stock and warrants to purchase approximately 5,550,000 shares of common stock. Each of the exchangeable shares will be exchangeable into one share of common stock. In order to be able to issue all of the common stock that may be issued in connection with the transactions described above, SMTC must increase its authorized number of shares of common stock. In addition to those shares that may be issued upon the exercise and exchange of the securities issued in the Offering and to the current lenders, the Board believes that it is desirable to have available a substantial number of authorized but unissued shares of common stock that may be issued from time to time without further action by the stockholders to provide for stock splits or stock dividends, stock options and other equity incentives, to be able to take advantage of acquisition opportunities, to facilitate the consummation of commercial agreements, to meet future capital needs and for other general corporate purposes.

In addition, our Board of Directors has approved and is soliciting stockholder approval at the Company’s 2004 Annual Meeting of Stockholders of an amendment to the charter to effect a reverse stock split of one for three, one for four or one for five (the “Reverse Stock Split”). The Reverse Stock Split, if approved, will include approval of the combination of any whole number of shares of common stock between and including three and five into one share of common stock and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented. The par value of the common stock would remain unchanged at $0.01 per share. The number of authorized shares of common stock would be reduced by the Reverse Stock Split ratio, although this reduction would occur after giving effect to the increase in the number of authorized shares as described above. If the stockholders approve the Reverse Stock Split, the Board will have the authority, in its sole discretion, and without further action on the part of the stockholders, to select one of the approved Reverse Stock Split ratios and effect the approved Reverse Stock Split by filing an amendment with the Delaware Secretary of State at any time after the approval of the Reverse Stock Split but on or before December 31, 2004 or to abandon the Reverse Stock Split at any time prior to implementation.

If the Reverse Stock Split becomes effective, the exchangeable shares will be combined on the same basis so that one exchangeable share will continue to be exchangeable for one share of common stock.

If approved and effected, the Reverse Stock Split would have the following effects:

•	depending on the exact Reverse Stock Split ratio selected by the Board, between three and five shares of common stock owned by a stockholder before the Reverse Stock Split would be exchanged for one share of common stock, and pre-split exchangeable shares will be exchanged into post-split exchangeable shares on the same basis;

•

based on the Reverse Stock Split ratio selected by the Board, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders thereof to purchase shares of common stock, which will result in approximately the same aggregate price being required to be paid for such options or warrants upon exercise of such options or warrants immediately preceding the Reverse Stock Split; and

•	the number of shares reserved for issuance under SMTC’s existing stock option plans and employee stock purchase plans will be reduced proportionately based on the Reverse Stock Split ratio selected by the Board.

If approved and effected, the Reverse Stock Split will be effected simultaneously for all of the common stock and exchangeable shares and the ratio will be the same for all of the common stock and exchangeable shares. The Reverse Stock Split will affect all of SMTC’s stockholders uniformly. The Reverse Stock Split will not change the terms of the common stock or the exchangeable shares. The shares of common stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects after the Reverse Stock Split. No stockholder’s percentage ownership of common stock or exchangeable shares will be altered except for the effect of the elimination of fractional shares.

The charter and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our Board of Directors.

The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our charter and our by-laws, and by the provisions of applicable law.

Common Stock

The issued and outstanding shares of our common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. Please see “Dividend Policy.” The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or our charter, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

Our common stock is listed for quotation on the Nasdaq National Market under the symbol “SMTX,” and we submitted a “Notification Form: Listing of Additional Shares” with Nasdaq on February 17, 2004 regarding the shares of common stock being registered by this prospectus and issuable upon exchange of the exchangeable shares.

Preferred Stock

Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

There are no shares of preferred stock outstanding, and we have no current intention to issue any of our unissued, authorized shares of preferred stock, other than the one share of special voting stock described below. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

SMTC Canada Share Capital

Each of the exchangeable shares of SMTC Canada issued is exchangeable, at the option of the holder, at any time for one share of our common stock. Holders of the exchangeable shares are entitled to dividend and liquidation rights that are, as nearly as practicable, economically equivalent to those of holders of shares of our common stock. However, the exchangeable shares generally do not have any voting rights in respect of SMTC Canada. Holders of exchangeable shares have certain rights to receive common stock in the event of any liquidation, dissolution or winding-up of SMTC Canada or SMTC or any other distribution of the assets of SMTC Canada or SMTC for the purpose of winding-up its respective affairs.

On closing of our initial public offering in July 2000, we entered into a voting and exchange trust agreement and issued one share of SMTC special voting stock to a trustee to be held for the benefit of the holders of exchangeable shares, other than companies with which we are affiliated. By furnishing instructions to the trustee, holders of exchangeable shares are able to exercise essentially the same voting rights with respect to SMTC as they would have if they had exchanged their exchangeable shares for shares of our common stock.

On closing of our initial public offering in July 2000, we also entered into a support agreement under which we agreed to maintain the economic equivalency of the exchangeable shares and the common stock by, among other things, not declaring and paying dividends on the common stock unless SMTC Canada is able to declare and pay economically equivalent dividends on the SMTC Canada exchangeable shares in accordance with the terms of those shares. SMTC Canada may also declare stock dividends from time to time as necessary to maintain the one-for-one economic equivalence between SMTC Canada exchangeable shares and shares of common stock. The SMTC Canada exchangeable shares do not carry any other right to receive dividends from SMTC Canada.

The support agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock is proposed by SMTC or is proposed to SMTC or its stockholders and is recommended by the Board of Directors of SMTC, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of SMTC, and the exchangeable shares are not otherwise redeemed by SMTC Canada or SMTC Nova Scotia Company (“SMTC Nova Scotia”), SMTC will use its reasonable efforts to enable and permit holders of exchangeable shares to participate in such an offer to the same extent and on an economically equivalent basis as the holders of SMTC common stock. Without limiting the generality of the foregoing, SMTC will use its reasonable efforts to ensure that holders of exchangeable shares may participate in all such offers without being required to exercise their right to retract their exchangeable shares or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the offer and only to the extent necessary to tender to or deposit under the offer; however, the rights of SMTC Canada to redeem, or SMTC Nova Scotia to purchase exchangeable shares, as described below under “Details of the Exchangeable Shares,” in the event of an SMTC Control Transaction, as defined below under “Details of the Exchangeable Shares-Definitions,” remain unaffected by the foregoing.

The exchangeable shares are subject to adjustment or modification in the event of a stock split or other change to our capital structure so as to maintain the initial one-to-one relationship between the exchangeable shares and our common stock. On or after July 27, 2015, subject to acceleration in certain circumstances, the Board of Directors of SMTC Canada may redeem all of the outstanding exchangeable shares by delivering to the holders one share of our common stock for each exchangeable share held.

The exchangeable shares of SMTC Canada may not be resold or otherwise transferred in the United States except pursuant to an effective registration statement under the Securities Act or an exemption from registration under the Securities Act. This prospectus is included in the registration statement that we have filed with respect to the issuance of the shares of our common stock issuable upon the exercise of the exchange rights granted to the holders of the exchangeable shares of SMTC Canada.

SMTC Nova Scotia owns 2,077,498 exchangeable shares, 6,331,517 Class C preferred shares and 23,092 Class Y shares that have been issued by SMTC Canada. The Class C preferred shares are redeemable at any time at the option of SMTC Canada and entitle the holder to receive fixed preferential non-cumulative cash dividends at a rate of C$0.06 per share per year in priority to the holders of exchangeable shares, Class Y shares and common shares. Holders of Class C preferred shares are also entitled to a preference payment of C$1.00 per share in the event of any liquidation, dissolution or winding-up of SMTC Canada before any payment is made to the holders of SMTC Canada exchangeable shares, Class Y shares and common shares. The Class Y shares of SMTC Canada entitle the holder to dividends based on the dividends payable on the exchangeable shares. Holders of Class Y shares are also entitled to receive, upon liquidation, dissolution or winding-up of SMTC Canada, and subject to the prior rights of Class C preferred shares and the exchangeable shares but in priority to the common shares, an amount based on the value of the exchangeable shares, as determined by the board of directors of SMTC Canada. The holders of the common shares of SMTC Canada are entitled to participate in assets upon the liquidation, dissolution or winding-up of SMTC Canada subject to the prior rights of the holders of Class C preferred shares, exchangeable shares and Class Y shares. The common shares, the exchangeable shares, the Class Y shares and the Class C preferred shares remain the outstanding share capital of SMTC Canada.

The exchangeable shares of SMTC Canada are listed on the Toronto Stock Exchange under the symbol “SMX.”

Registration Rights

Stockholders Agreement

Under the stockholders agreement dated July 30, 1999, as amended, between us and certain of our current stockholders, some of our stockholders will be entitled to rights with respect to the registration under the Securities Act of 1933, as amended, of some or all of their shares as described below.

At any time after 180 days following the effective date of any registration statement filed with respect to an underwritten public offering of our securities for our own account, the holders of a majority of the aggregate number of shares of common stock held by our stockholders who are parties to the stockholders agreement can request that we register all or a portion of their shares. We will only be required to file up to three registration statements on forms other than Form S-3 in response to such demand registration rights.

At any time after July 30, 2003, stockholders holding a majority of the shares of common stock held by the Bain Capital Funds and their affiliates, by Celerity EMSIcon, LLC and its affiliates, and by P. N. Walker Consulting, Inc., Paul Walker, Nichal Inc., Derek D’Andrade, Gary Walker, Philip Woodard and Kilmer Electronics Group Limited, taken as a group, in each case holding at least 15% of our common stock then held by the parties to our stockholders agreement, may request that we register all or a portion of their shares. We will only be required to file up to three registration statements on forms other than Form S-3 in response to such demand registration rights. We will not be required to file a registration statement in response to their demand registration rights within 180 days following the effective date of any registration statement filed by us with respect to an underwritten public offering of our securities for our own account.

If we register any securities for public sale after our initial public offering, the holders of shares of our common stock who are parties to the stockholders agreement will have the right to include their shares in the registration statement. This right does not apply to a registration statement relating to any of our employee benefit plans, a corporate reorganization or certain public offerings unless such public offering has been initiated pursuant to the majority demand registration rights or other demand registration rights described above. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders for marketing reasons.

All shares held by our stockholders who are parties to the stockholders agreement could potentially be required to be registered in connection with the exercise of any of the registration rights described above.

We will pay all reasonable expenses incurred in connection with the demand registrations described above, except for underwriters’ discounts and commissions and applicable transfer taxes, which will be paid by the selling stockholders. We will pay the reasonable expenses of counsel to the selling stockholders in connection with a piggyback registration.

Registration Rights Agreement

We entered into a registration rights agreement on December 31, 2002 with our current lenders in connection with an amendment to our credit agreement. Under the registration rights agreement, our current lenders have certain piggyback registration rights and demand registration rights for the registration of shares of common stock issuable upon exercise of warrants issued to them in connection with and following the December 31, 2002 amendment. We expect that all of the warrants previously issued and to be issued to our current lenders will be cancelled in connection with the Recapitalization Transaction and that registration rights with respect to such warrants will be terminated.

New Registration Rights Agreement

We anticipate that we will enter into a new registration rights agreement with our current lenders in connection with the issuance of $10 million of our common stock and warrants to them in exchange for $10 million of debt. We expect that under the terms of the new registration rights agreement we will commit to filing a registration statement to register the common stock issued to our current lenders and the common stock underlying the warrants issued to our lenders.

Other Provisions of our Charter and By-laws

Our charter provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. Please see “Management.” Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified Board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified Board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of SMTC and could increase the likelihood that incumbent directors will retain their positions.

Our charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The charter and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board, the chief executive officer or pursuant to a resolution adopted by a majority of the Board of Directors. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of SMTC.

The charter and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock. For purposes of calculating the votes of directors in such circumstances, neither the Bain Capital Funds, Celerity Partners nor Kilmer Electronics Group shall be deemed at any time to be an entity holding 10% or more of the voting power of SMTC’s outstanding capital stock, without regard to the actual percentage of the voting power SMTC’s capital stock held from time to time by any of them. This requirement of a super-majority vote to approve amendments to the charter and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the transaction is approved by the Board of Directors prior to the date the “interested stockholder” obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the “business combination” is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. However, our charter provides that a stockholder affiliated or associated with the Bain Capital Funds, Celerity Partners or Kilmer Electronics Group Limited will not be considered an “interested stockholder,” notwithstanding that stockholder’s percentage of our voting stock. To our knowledge, none of such stockholders has a present intention to engage in any transaction which would constitute a “business combination.” The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to SMTC and, accordingly, may discourage attempts to acquire SMTC.

Limitations on Liability and Indemnification of Officers and Directors

Our charter limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our charter provides that we will indemnify our directors and officers to the fullest extent permitted by such law.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services LLC. The transfer agent and registrar for the exchangeable shares is CIBC Mellon Trust Company.

DETAILS OF THE EXCHANGEABLE SHARES

The following is a summary of the exchangeable share provisions and certain provisions of the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement. This summary is qualified in its entirety by reference to the full text of the exchangeable share provisions, the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement.

General

The exchangeable shares are intended to be functionally and economically equivalent to the shares of our common stock and are exchangeable at any time at the option of the holder on a one-for-one basis for shares of common stock. SMTC Canada, SMTC and CIBC Mellon Trust Company, as trustee, have entered into a voting and exchange trust agreement pursuant to which SMTC issued one share of special voting stock, or special voting share, to the trustee to be held by the trustee for the benefit of the holders of exchangeable shares (other than SMTC and its affiliates). By furnishing instructions to the trustee under the Voting and Exchange Trust Agreement, holders of exchangeable shares have the functionally equivalent voting rights with respect to SMTC as they would have upon an exchange of exchangeable shares for common stock. Holders of exchangeable shares are also entitled to receive from SMTC Canada (i) cash dividends payable in U.S. dollars or Canadian dollars that are economically equivalent to cash dividends, if any, paid by SMTC on its common stock, and (ii) stock dividends consisting of the same number of exchangeable shares as is equal to the number of shares of common stock, if any, paid by SMTC as a stock dividend on its common stock. The exchangeable shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of SMTC so as to maintain the initial one-to-one relationship between the exchangeable shares and the common stock.

Voting, Dividend and Liquidation Rights

Voting Rights with Respect to SMTC Canada

Except as required by law or under the Exchangeable Share Support Agreement, the terms of the exchangeable share provisions with respect to the amendment thereof or the Voting and Exchange Trust Agreement, the holders of exchangeable shares are not entitled as such to receive notice of or attend any meeting of shareholders of SMTC Canada or to vote at any such meeting.

In accordance with the terms of the Exchangeable Share Support Agreement, neither SMTC nor any of its affiliates will exercise any voting rights with respect to any exchangeable shares held by it, although it will appoint proxyholders with respect to such exchangeable shares for the sole purpose of attending meetings of the holders of exchangeable shares in order to be counted as part of the quorum for such meetings.

Voting Rights with Respect to SMTC

The special voting share held by the trustee for the benefit of the registered holders of the exchangeable shares (other than SMTC and its affiliates) has attached thereto that number of votes, which may be cast at any meeting at which SMTC Stockholders are entitled to vote, equal to the number of exchangeable shares outstanding from time to time (other than exchangeable shares held by SMTC and its affiliates).

Each registered holder of an exchangeable share (other than SMTC and its affiliates) on the record date for any meeting at which SMTC stockholders are entitled to vote is entitled to instruct the trustee to exercise one of the votes attached to the special voting share for each exchangeable share held by such holder. The trustee will exercise each vote attached to the special voting share only as directed by the relevant holder and, in the absence of instructions from a registered holder as to voting, will not exercise such votes. A registered holder may, upon instructing the trustee, obtain a proxy from the trustee entitling the holder to vote directly at the relevant meeting the votes attached to the special voting share to which the holder is entitled. In connection with each meeting, to the extent that the trustee has not, upon such instructions, signed and delivered to registered holders proxies as aforesaid, the trustee will exercise its voting rights as holder of the special voting share either by proxy or in person.

The trustee will send to the registered holders of the exchangeable shares the notice of each meeting at which the SMTC stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attached to the special voting share. Such sending by the trustee shall commence on the same day as SMTC sends such notice and materials to the SMTC stockholders. The trustee will also send to the registered holders of exchangeable shares copies of all information statements, interim and annual financial statements, reports and other materials sent by SMTC to the SMTC stockholders at the same time as such materials are sent to the SMTC stockholders. If such materials are provided to the trustee by SMTC, the trustee will also send to the registered holders of the exchangeable shares all materials sent by third parties to SMTC stockholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as reasonably practicable after such materials are delivered to the trustee.

All rights of a registered holder of exchangeable shares to instruct the trustee to exercise votes attached to the special voting share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the related call rights) of all of such holder’s exchangeable shares for common stock. In addition, the trust governing the rights of registered holders of exchangeable shares to instruct the trustee to exercise votes attaching to the special voting share may be terminated or amended with the approval of the holders of the exchangeable shares as set forth below under the heading “Amendment and Approval”.

Dividend Rights

Holders of exchangeable shares are entitled to receive, subject to applicable law and to the next paragraph, dividends (i) in the case of a cash dividend declared on the common stock, in an amount in cash for each exchangeable share corresponding to the cash dividend declared on each share of common stock; (ii) in the case of a stock dividend declared on the common stock to be paid in common stock, in such number of exchangeable shares for each exchangeable share as is equal to the number of shares of common stock to be paid on each share of common stock; or (iii) in the case of dividend declared on the common stock in property other than cash or common stock, in such type and amount of property as is the same as, or economically equivalent to the type and amount of property declared as a dividend on each share of common stock (as determined by SMTC Canada’s board of directors in good faith and in its sole discretion). Cash dividends on the exchangeable shares are payable in U.S. dollars or the Canadian Dollar Equivalent thereof, at the option of SMTC Canada. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as those for the corresponding dividends on the common stock.

In the case of a stock dividend declared on the common stock to be paid in common stock, in lieu of declaring a corresponding stock dividend on the exchangeable shares, the board of directors of SMTC Canada may, in its discretion and subject to applicable law, subdivide, redivide or change (each a “subdivision”) each issued and unissued exchangeable share on the basis that each exchangeable share before the subdivision becomes that number of exchangeable shares as is equal to the sum of (i) one; and (ii) the number of shares of common stock to be paid as a stock dividend on each share of common stock. In such instance, such subdivision shall become effective on the effective date for the dividend declared on the common stock without any further act or formality on the part of the board of directors of SMTC Canada or of the holders of exchangeable shares. No approval of the holders of exchangeable shares to an amendment to the articles of SMTC Canada shall be required to give effect to such subdivision. The record date for the determination of the holders of exchangeable shares entitled to receive exchangeable shares in connection with any subdivision of exchangeable shares and the effective date of such subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding stock dividend declared on common stock.

Liquidation Rights with Respect to SMTC Canada

In the event of the liquidation, dissolution or winding-up of SMTC Canada or any other distribution of the assets of SMTC Canada among its shareholders for the purpose of winding-up its affairs, holders of exchangeable shares have, subject to applicable law, preferential rights to receive from SMTC Canada the Company Liquidation Amount for each exchangeable share held. Upon the occurrence of such liquidation, dissolution or winding-up, SMTC Nova Scotia has an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by SMTC and its affiliates) from the holders thereof on the effective date of the liquidation, dissolution or winding-up of SMTC Canada for a purchase price per share equal to the Company Liquidation Amount. If SMTC Nova Scotia exercises the liquidation call right in respect of a holder’s exchangeable shares and pays all amounts payable by it to such holder in connection with such exercise, SMTC Canada shall no longer be obligated to pay to the holder any declared and unpaid dividends on such exchangeable shares.

Upon the occurrence and during the continuance of a Company Insolvency Event, each registered holder of exchangeable shares (other than SMTC and its affiliates) will be entitled to instruct the trustee to exercise the exchange right with respect to any or all of the exchangeable shares held by such holder, thereby requiring SMTC to purchase such exchangeable shares from the holder. As soon as practicable following the occurrence of a Company Insolvency Event or any event which may, with the passage of time and/or the giving of notice, become a Company Insolvency Event, SMTC Canada or SMTC will give written notice thereof to the trustee. As soon as practicable thereafter, the trustee will notify each registered holder of exchangeable shares of such event or potential event and will advise the holder of its rights with respect to the exchange right. The purchase price payable by SMTC for each exchangeable share purchased under the exchange right will be the Company Liquidation Amount. If SMTC purchases a holder’s exchangeable shares under the exchange right, SMTC Canada shall no longer be obligated to pay to the holder any declared and unpaid dividends on such exchangeable shares.

Liquidation Rights with Respect to SMTC

In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of common stock, on the fifth business day prior to the effective date of an SMTC Liquidation Event, each exchangeable share (other than those held by SMTC and its affiliates) will, pursuant to an automatic exchange right, automatically be exchanged for the SMTC Liquidation Amount pursuant to the Voting and Exchange Trust Agreement. Upon a holder’s request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as SMTC may reasonably require, SMTC will deliver or cause the transfer agent to deliver (i) certificates representing the aggregate number of shares of common stock due in respect of the SMTC Liquidation Amount, registered in the name of the holder or in such name as the holder may request; and (ii) if applicable, a check for the aggregate amount of declared and unpaid dividends to the holder at the address recorded in the securities register, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. For a description of certain SMTC obligations with respect to the dividend and liquidation rights of the holders of exchangeable shares, see below under the heading “Support Obligation.”

Retraction

Subject to the exercise by SMTC Nova Scotia of its retraction call right, holders of exchangeable shares are entitled to retract (that is, to require SMTC Canada to redeem) any or all of the exchangeable shares held by such holder for a retraction price per exchangeable share equal to one share of common stock plus any declared and unpaid dividends on such exchangeable share. Holders of the exchangeable shares may effect such retraction by presenting to SMTC Canada or to the trustee (i) a certificate or certificates representing the number of exchangeable shares the holder desires to retract; (ii) a duly executed retraction request indicating the number of exchangeable shares the holder desires to retract and the retraction date; and (iii) such other documents as may be required to effect the retraction of the retracted exchangeable shares. A holder wishing to exercise the retraction right must present the foregoing documents to SMTC Canada or to the trustee at least 10 business days prior to, and not more than 15 business days after, the retraction date specified in the retraction request.

When a holder requests SMTC Canada to redeem retracted exchangeable shares, SMTC Nova Scotia will have an overriding retraction call right to purchase on the retraction date all but not less than all of the retracted exchangeable shares, at a purchase price per share equal to one share of common stock plus any declared and unpaid dividends on such exchangeable share for each retracted exchangeable share. Upon receipt of a retraction request, SMTC Canada will immediately notify SMTC Nova Scotia of the retraction request. SMTC Nova Scotia must then advise SMTC Canada within five business days as to whether the retraction call right will be exercised. If SMTC Nova Scotia does not so advise SMTC Canada, SMTC Canada will notify the holder as soon as possible thereafter that SMTC Nova Scotia will not exercise the retraction call right and provided that the retraction request is not revoked, SMTC Canada will redeem the retracted exchangeable shares on the retraction date in accordance with the exchangeable share provisions. If, within such five business day period, SMTC Nova Scotia advises SMTC Canada that SMTC Nova Scotia will exercise the retraction call right, then provided the retraction request is not revoked by the holder as described below, the retraction request shall thereupon be considered only to be an offer by the holder to sell the retracted exchangeable shares to SMTC Nova Scotia in accordance with the retraction call right. If SMTC Nova Scotia exercises the retraction call right in respect of a holder’s retracted exchangeable shares and pays all amounts payable by it to such holder in connection with such exercise, SMTC Canada shall no longer be obligated to pay to the holder any declared and unpaid dividends on such retracted exchangeable shares.

A holder may revoke its retraction request, in writing, at any time prior to the close of business on the business day preceding the retraction date, in which case the retracted exchangeable shares will neither be purchased by SMTC Nova Scotia nor be redeemed by SMTC Canada. If a holder does not revoke its retraction request, the retracted exchangeable shares will, on the retraction date, be purchased by SMTC Nova Scotia or redeemed by SMTC Canada, as the case may be, in each case as set out above. SMTC Canada or SMTC Nova Scotia, as the case may be, will deliver or cause the transfer agent to deliver (i) certificates, representing the aggregate number of shares of common stock due, registered in the name of the holder or in such other name as the holder may request; and (ii) if applicable, a check for the aggregate amount of declared and unpaid dividends to the holder at the address recorded in the securities register or at the address specified in the holder’s retraction request or by holding the same for pick up by the holder at the registered office of SMTC Canada or the office of the transfer agent as specified by SMTC Canada, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom.

If, as a result of solvency requirements or applicable law, SMTC Canada is not permitted to redeem all retracted exchangeable shares tendered by a retracting holder, and provided that SMTC Nova Scotia has not exercised the retraction call right with respect to such retracted exchangeable shares, SMTC Canada will redeem only those retracted exchangeable shares tendered by the holder (rounded down to the nearest whole number of shares) as would not be contrary to such provisions of applicable law. The trustee, on behalf of the holder of any retracted exchangeable shares not so redeemed by SMTC Canada, will, pursuant to the exchange right, require SMTC to purchase the retracted exchangeable shares not redeemed on the retraction date.

Redemption

Subject to applicable law and provided that SMTC Nova Scotia has not exercised the redemption call right, SMTC Canada will, on the redemption date, redeem all but not less than all of the then outstanding exchangeable shares for a redemption price per exchangeable share equal to one share of common stock plus any declared and unpaid dividends on the exchangeable share. SMTC Canada will, at least 60 days prior to the redemption date, or such number of days as the Board of Directors of SMTC Canada may determine to be reasonably practicable under the circumstances in respect of a redemption date arising in connection with, among other events, an SMTC Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting

Event, provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares by SMTC Canada or of the purchase of the exchangeable shares by SMTC Nova Scotia pursuant to the redemption call right described below.

SMTC Nova Scotia has an overriding redemption call right to purchase on the redemption date all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by SMTC and its affiliates) for a purchase price per exchangeable share equal to one share of common stock plus any declared and unpaid dividends on the exchangeable shares. Upon the exercise of the redemption call right, holders will be obligated to sell their exchangeable shares to SMTC Nova Scotia. If SMTC Nova Scotia exercises the redemption call right in respect of a holder’s exchangeable shares and pays all amounts payable by it to such holder in connection with such exercise, SMTC Canada’s right and obligation to redeem the exchangeable shares on such redemption date will terminate and it shall not be obligated to pay to the holder any declared and unpaid dividends on such exchangeable shares.

The “redemption date” will be the date, if any, established by the board of directors of SMTC Canada for the redemption by SMTC Canada of all but not less than all of the outstanding exchangeable shares pursuant to the exchangeable share provisions, which date shall be no earlier than July 27, 2015, unless:

(i) there are fewer than 500,000 exchangeable shares outstanding (other than exchangeable shares held by SMTC and its affiliates), as such number of shares may be adjusted by the board of directors of SMTC Canada to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares, any issue or distribution of rights to acquire exchangeable shares or securities exchangeable for or convertible into exchangeable shares, any issue or distribution of other securities or rights or evidences of indebtedness, or assets, or any other capital reorganization or other transaction affecting the exchangeable shares, in which case the board of directors of SMTC Canada may accelerate such redemption date to such date prior to July 27, 2015, as it may determine, upon at least 60 days’ prior written notice to the registered holders of the exchangeable shares and the trustee;

(ii) an SMTC Control Transaction occurs, in which case, provided that the board of directors of SMTC Canada determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with such SMTC Control Transaction and that the redemption of all but not less than all of the outstanding exchangeable shares is necessary to enable the completion of such SMTC Control Transaction in accordance with its terms, the board of directors of SMTC Canada may accelerate such redemption date to such date prior to July 27, 2015 as it may determine upon such number of days’ prior written notice to the registered holders of the exchangeable shares and the trustee as the board of directors of SMTC Canada may determine to be reasonably practicable in such circumstances;

(iii) an Exchangeable Share Voting Event is proposed, in which case, provided that the board of directors of SMTC Canada has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a redemption date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the business day prior to the record date for any meeting or vote of the holders of the exchangeable shares to consider the Exchangeable Share Voting Event, and the board of directors of SMTC Canada shall give such number of days’ prior written notice of such redemption to the registered holders of the exchangeable shares and the trustee as it may determine to be reasonably practicable in such circumstances; or

(iv) an Exempt Exchangeable Share Voting Event is proposed and the holders of the exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the business day following the day on which the holders of the exchangeable shares failed to take such action, and the board of directors of SMTC Canada shall give such number of days’ prior written notice of such redemption to the registered holders of the exchangeable shares and the trustee as it may determine to be reasonably practicable in such circumstances, provided, however, that the accidental failure or omission to give any notice of redemption under clause (i), (ii), (iii) or (iv) above to less than 10% of such holders of exchangeable shares shall not affect the validity of any such redemption.

Tender Offers

The Exchangeable Share Support Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the SMTC common stock is proposed by SMTC or is proposed to SMTC or its stockholders and is recommended by the Board of Directors of SMTC, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of SMTC, and the exchangeable shares are not otherwise redeemed or repurchased by SMTC Canada or SMTC Nova Scotia, SMTC will use its reasonable efforts to enable and permit holders of exchangeable shares to participate in such offer to the same extent and on an economically equivalent basis as the holders of SMTC common stock. Without limiting the generality of the foregoing, SMTC will use its reasonable efforts to ensure that holders of exchangeable shares may participate in all offers without being required to exercise their right to retract their exchangeable shares as described above under the heading “Retraction” or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the offer and only to the extent necessary to tender to or deposit under the offer.

Certain Restrictions

Without the approval of the holders of the exchangeable shares as set forth below under the heading “Amendment and Approval”, SMTC Canada will not:

(a) pay any dividends on the common shares of SMTC Canada, or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares of SMTC Canada, or any such other shares ranking junior to the exchangeable shares, as the case may be;

(b) redeem, purchase or make any capital distribution in respect of common shares of SMTC Canada, or any other shares ranking junior to the exchangeable shares;

(c) redeem or purchase any other shares of SMTC Canada ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution;

(d) issue any exchangeable shares; provided that SMTC Canada may at any time, with or without such approval, issue exchangeable shares (A) pursuant to any shareholder rights plan or equity incentive plan adopted by SMTC Canada; (B) by way of stock dividend to the holders of exchangeable shares; or (C) by way of any subdivision of exchangeable shares described above under the heading “Voting, Dividend and Liquidation Rights”; or

(e) issue any shares of SMTC Canada ranking equally with, or superior to, the exchangeable shares other than by way of stock dividends to the holders of such exchangeable shares.

The restrictions in clauses (a), (b), (c) and (d) above will not apply at any time when the dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the common stock have been declared and paid in full.

Amendment and Approval

The exchangeable share provisions may be added to, changed or removed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the exchangeable shares will be deemed to have been sufficiently given if given in accordance with applicable law, subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of the holders of exchangeable shares duly called and held at which holders of at least 25% of the then-outstanding exchangeable shares are present or represented by proxy. If no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than five days later) as may be designated by the chairman of such meeting. At such adjourned meeting, the holders of exchangeable shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution will constitute the approval or consent of the holders of the exchangeable shares.

In accordance with the terms of the Exchangeable Share Support Agreement, neither SMTC nor any of its Affiliates will exercise any voting rights with respect to any exchangeable shares held by it, although it will appoint proxyholders with respect to such exchangeable shares for the sole purpose of attending meetings of the holders of exchangeable shares in order to be counted as part of the quorum for such meetings.

Support Obligation

Pursuant to an exchangeable share support agreement entered into by SMTC, SMTC Canada and SMTC Nova Scotia on July 27, 2000 (the “the Exchangeable Share Support Agreement”), SMTC made the following covenants for so long as any exchangeable shares (other than exchangeable shares owned by SMTC or its affiliates) remain outstanding:

•	SMTC will not declare or pay dividends on its common stock unless SMTC Canada is able to (A) declare and pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the exchangeable shares; or (B) subdivide and simultaneously subdivides the exchangeable shares in lieu of a stock dividend (as provided for in the exchangeable share provisions);

•	SMTC will advise SMTC Canada in advance of the declaration of any dividend on the common stock and ensure that (A) the declaration date, record date and payment date for dividends on the exchangeable shares are the same as those for the corresponding dividend on the common stock; or (B) the record date and effective date for a subdivision of the exchangeable shares in lieu of a stock dividend (as provided for in the exchangeable share provisions) are the same as the record date and payment date for the corresponding stock dividend on the common stock;

•	SMTC will ensure that the record date for any dividend declared on the common stock is not less than 10 business days after the declaration date of such dividend;

•	SMTC will take all actions and do all things reasonably necessary or desirable to enable and permit SMTC Canada, in accordance with applicable law, to pay to the holders of the exchangeable shares and otherwise perform its obligations with respect to the satisfaction of the applicable Company Liquidation Amount in the event or a liquidation, dissolution or winding-up of SMTC Canada, or the exchange of exchangeable shares for common stock plus any declared and unpaid dividends on such exchangeable shares in the event of a retraction request by a holder of exchangeable shares or a redemption of exchangeable shares by SMTC Canada;

•	SMTC will take all actions and do all things reasonably necessary or desirable to enable and permit SMTC Nova Scotia, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the call rights, including the delivery of common stock to holders of exchangeable shares in accordance with the provisions of the applicable call right; and

•	if SMTC becomes a “specified financial institution” (as such term is defined in the Tax Act) or does not deal at arm’s length with such a person, SMTC will take all such actions and do all such things as are reasonably necessary or desirable to cause SMTC Nova Scotia to exercise the retraction call right if requested to do so by a holder of exchangeable shares making a retraction request.

The Exchangeable Share Support Agreement and the exchangeable share provisions provide that, without the prior approval of SMTC Canada and the holders of the exchangeable shares given in the manner set forth above under the heading “Amendment and Approval”, SMTC will not issue or distribute additional common stock, securities exchangeable for or convertible into or carrying rights to acquire common stock, rights, options or warrants to subscribe therefor, evidences of indebtedness or other assets, to all or substantially all holders of common stock, nor shall SMTC subdivide, redivide, reduce, combine, reclassify or otherwise change the common stock, unless the same or an economically equivalent distribution on or change to the exchangeable shares (or in the rights of the holders thereof) is made simultaneously. SMTC Canada’s board of directors is conclusively empowered to determine in good faith and in its sole discretion whether any corresponding distribution on or change to the exchangeable shares is the same as or economically equivalent to any proposed distribution on or change to the common stock. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the common stock which is recommended by SMTC’s Board of Directors and in connection with which the exchangeable shares are not redeemed by SMTC Canada or purchased by SMTC Nova Scotia pursuant to the redemption call right, SMTC will use reasonable efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of common stock.

In order to assist SMTC in complying with its obligations under the Exchangeable Share Support Agreement and to permit SMTC Nova Scotia to exercise the call rights, SMTC Canada is required to notify SMTC and SMTC Nova Scotia of the occurrence of certain events, such as the liquidation, dissolution or winding-up of SMTC Canada whether on a voluntary or involuntary basis, SMTC Canada’s receipt of a retraction request from a holder of exchangeable shares, and the issuance by SMTC Canada of any exchangeable shares, rights, options or warrants to acquire exchangeable shares or other securities exchangeable for or convertible into exchangeable shares.

Under the Exchangeable Share Support Agreement, SMTC agrees that it will not, and will cause its affiliates not to, exercise any voting rights attached to the exchangeable shares owned by it or them on any matter considered at meetings of holders of exchangeable shares. SMTC has also agreed to use its reasonable best efforts to enable SMTC Canada to maintain a listing for the exchangeable shares on a Canadian stock exchange.

With the exception of administrative changes for the purpose of adding covenants of any or all parties, making certain necessary amendments or curing ambiguities or clerical errors (in each case, provided that the board of directors of each of SMTC, SMTC Canada and SMTC Nova Scotia are of the opinion that such amendments are not prejudicial to the interests of the holders of exchangeable shares), the Exchangeable Share Support Agreement may not be amended without the approval of the holders of exchangeable shares given in the manner set forth above under the heading “Amendment and Approval”.

Ranking

The exchangeable shares are entitled to a preference over SMTC Canada’s common shares and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of SMTC Canada, whether voluntary or involuntary, or any other distribution of the assets of SMTC Canada among its shareholders for the purpose of winding-up its affairs. The exchangeable shares rank junior to the Class C preferred shares of SMTC Canada that are held by SMTC Nova Scotia and any other shares ranking prior to the exchangeable shares.

Withholding Rights

SMTC Canada, SMTC Nova Scotia, SMTC and the transfer agents are entitled to deduct and withhold from any dividends or consideration otherwise payable to any holder of exchangeable shares or common stock such amounts as SMTC Canada, SMTC Nova Scotia, SMTC or the transfer agents are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of provincial, state, local or foreign tax law. Any amounts withheld will be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. If the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the amount otherwise payable to the holder, SMTC Canada, SMTC Nova Scotia, SMTC or the transfer agents may sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to SMTC Canada, SMTC Nova Scotia, SMTC or the transfer agents, as the case may be, to enable it to comply with such deduction or withholding requirement. SMTC Canada, SMTC Nova Scotia, SMTC or the transfer agents, as the case may be, must notify the holder of any such sale and remit to such holder any unapplied balance of the net proceeds of such sale.

Appraisal Rights

In the event of a merger or consolidation of SMTC, holders of exchangeable shares would not have any appraisal rights under Section 262 of the General Corporation Law of Delaware. Holders of exchangeable shares who wish to exercise appraisal rights in connection with a proposed transaction could exchange their exchangeable shares into common stock prior to the record date for the determination of shareholders entitled to exercise appraisal rights.

Certain Canadian Federal Income Tax Considerations

The following is, at the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to the redemption or exchange of exchangeable shares issued by SMTC Canada by holders who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention, are resident or deemed to be resident in Canada, hold their exchangeable shares, and will hold their shares of common stock issuable on the redemption or exchange of the exchangeable shares, as capital property and deal at arm’s length with, and are not affiliated with, SMTC, SMTC Nova Scotia and SMTC Canada (a “Holder” for the purposes of this summary).

Exchangeable shares and shares of common stock will generally be considered to be capital property to a Holder provided such shares are not held in the course of carrying on a business of buying and selling securities and such shares are not acquired in a transaction considered to be an adventure in the nature of trade. Holders of exchangeable shares may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have their exchangeable shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a Holder that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), a Holder an interest in which is a “tax shelter investment” (as defined in the Tax Act) or a Holder with respect to whom SMTC Corporation is or will be a “foreign affiliate” within the meaning of the Tax Act.

This summary is based on the facts set out in this prospectus, the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current published administrative policies and assessment practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date hereof (“Tax Proposals”). There can be no assurance that any such Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations, does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF EXCHANGEABLE SHARES. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE REDEMPTION OR EXCHANGE OF EXCHANGEABLE SHARES HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of exchangeable shares and shares of common stock, including dividends, adjusted cost bases and proceeds of disposition, must be converted into Canadian dollars using the Canadian/US dollar exchange rate prevailing at the time such amounts arise.

Redemption or Exchange of Exchangeable Shares

On the redemption (including a retraction) of an exchangeable share by SMTC Canada, the Holder will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of the shares of common stock plus the amount of any cash received on the redemption) exceeds the paid-up capital for purposes of the Tax Act of the exchangeable share at the time of the redemption.

Any deemed dividend received on a redemption by a Holder who is an individual will be included in computing the Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

Any deemed dividend received on a redemption by a Holder that is a corporation, other than a “specified financial institution”, as defined in the Tax Act, will be included in computing the Holder’s income and, subject to the discussion below respecting the denial of the inter-corporate dividend deduction, will generally be deductible in computing its taxable income.

Any deemed dividend received on a redemption by a Holder that is a specified financial institution will be deductible in computing its taxable income only if (i) the Holder did not acquire the exchangeable shares in the ordinary course of its business, or (ii) at the time the deemed dividend is received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which includes the Toronto Stock Exchange) and the Holder, alone or together with persons with whom it does not deal at arm’s length, does not receive and is not deemed to receive dividends in respect of more than 10% of the outstanding exchangeable shares either directly or through a partnership or, in certain cases, through a trust.

If SMTC, or any other person with whom SMTC does not deal at arm’s length, is a specified financial institution at the time of a redemption, then subject to the exemption described below, a Holder that is a corporation will not be entitled to deduct the deemed dividend received on the redemption in computing its taxable income. In general, a corporation is a specified financial institution if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is lending money to, or purchasing debt obligations issued by, persons with whom the corporation is dealing at arm’s length or a combination of these activities, or a corporation that is controlled by, or related to, one or more of such entities. SMTC is of the view that neither it nor any person with whom it does not deal at arm’s length is a specified financial institution at the present time. There can be no assurance, however, that this status will not change before exchangeable shares are redeemed. In any event, this rule will not apply if, at the time a dividend is deemed to be paid on a redemption, SMTC is related to SMTC Canada for purposes of the Tax Act, as it is at the date hereof, and the exchangeable shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange), unless deemed dividends in respect of more than 10% of the outstanding exchangeable shares are, or are deemed to be, paid to the Holder or to the Holder and persons with whom the Holder does not deal at arm’s length or any partnership or trust of which the Holder or non-arm’s length person is a member or beneficiary.

A Holder that is a private corporation, as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% of any deemed dividend received on the redemption of exchangeable shares to the extent that such deemed dividend is deductible in computing the Holder’s taxable income. A Holder that is a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on any deemed dividend in certain circumstances.

The exchangeable shares will be “taxable preferred shares” and “short-term preferred shares” for purposes of the Tax Act. Accordingly, SMTC Canada may be subject to a 50% tax under Part VI.1 of the Tax Act on any dividends deemed to be paid on a redemption of the exchangeable shares. SMTC Canada will also be entitled to deduct three times any Part VI.1 tax payable in computing its taxable income. Any dividends deemed to be paid on a redemption of the exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Tax Act.

On the redemption (including a retraction) of an exchangeable share by SMTC Canada, the Holder will also be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of any deemed dividend received on the redemption and will generally realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of the exchangeable share. See “Taxation of Capital Gains or Capital Losses” below. In some circumstances, the amount of any deemed dividend received on a redemption by a Holder that is a corporation may be treated as proceeds of disposition and not as a dividend.

Where exchangeable shares are exchanged with SMTC or SMTC Nova Scotia for shares of common stock, the Holder will generally realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of the exchangeable shares. For this purpose, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the shares of common stock received on the exchange and the amount of any cash received by the Holder as part of the exchange consideration. See “Taxation of Capital Gains or Capital Losses” below.

Because of the existence of the call rights, the exchange right and the automatic exchange right, a Holder of exchangeable shares cannot control whether such Holder will receive shares of common stock by way of redemption of the exchangeable shares by SMTC Canada or by way of an exchange of the exchangeable shares with SMTC Corporation or SMTC Nova Scotia. As described above, the Canadian federal income tax consequences of a redemption differ from those of an exchange.

Consolidation or Subdivision of Exchangeable Shares

As a result of certain transactions, including a reverse stock split (such as the one for which the Board is soliciting stockholder approval of at the Company’s 2004 Annual Meeting of Stockholders) or the payment of a stock dividend on the shares of common stock, the exchangeable shares may be consolidated or subdivided, as the case may be, to ensure that the number of issued and outstanding exchangeable shares is equal to the number of issued and outstanding shares of common stock. Provided that a Holder does not receive any cash in lieu of a fractional exchangeable share in the course of such a transaction, the consolidation or subdivision of exchangeable shares, as the case may be, will not constitute a disposition of the exchangeable shares for the purposes of the Tax Act, and, as such, the Holder will not realize any gain or loss as a result of such a consolidation or subdivision of the exchangeable shares. If a Holder receives cash in lieu of a fractional exchangeable share, a Holder will be considered to have disposed of such fractional exchangeable share for the purposes of the Tax Act. A Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the cash received for the fractional exchangeable share, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional exchangeable share to the Holder. The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains or Capital Losses.”

Acquisition, Holding and Disposition of Common Stock

The cost of the shares of common stock received on the redemption or exchange of exchangeable shares will be equal to the fair market value of such common stock at that time and will be averaged with the adjusted cost base of all other shares of common stock held by the Holder as capital property at that time for the purposes of determining the adjusted cost base of each such share of common stock to the Holder.

Dividends received on shares of common stock will be included in a Holder’s income for the purposes of the Tax Act. Such dividends received by a Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends. Subject to the detailed rules in the Tax Act, a Holder may be entitled to a foreign tax credit or deduction for any United States non-resident withholding tax paid on dividends received on shares of common stock.

A disposition or deemed disposition of common stock by a Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of such shares of common stock. See “Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

A Holder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

The amount of any capital loss realized on the disposition or deemed disposition of an exchangeable share by a Holder that is a corporation or a trust may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns exchangeable shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Alternative Minimum Tax

In general terms, individuals and certain trusts that receive or are deemed to receive taxable dividends on exchangeable shares or realize a capital gain on the disposition or deemed disposition of exchangeable shares or shares of common stock may realize an increase in their liability for alternative minimum tax.

Qualified Investments

The shares of common stock, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, provided such shares are listed on a prescribed stock exchange (which includes the NASDAQ).

Foreign Property

Shares of common stock will constitute “foreign property” for the purposes of the Tax Act.

Foreign Property Information Reporting

A Holder of shares of common stock who is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property”, including shares of common stock, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return for the year or period disclosing prescribed information. Subject to exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders should consult their tax advisors as to whether they must comply with these rules.

Foreign Investment Entity Status

On October 30, 2003, the Minister of Finance (Canada) released revised draft legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute “foreign investment entities” (“FIEs”) applicable for taxation years commencing after 2002 (the “FIE Tax Proposals”). In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Holder that holds a “participating interest” (that is not an “exempt interest”) in a non-resident entity that is an FIE at the entity’s taxation year-end to take into account in computing the Holder’s income for the Holder’s taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the “designated cost” of such participating interest held by a Holder at the end of each month ending in the Holder’s taxation year at which time the participating interest is held by the Holder; (ii) in certain limited circumstances, any gains and losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, a Holder’s proportionate share of the FIE’s income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, shares of common stock will constitute a participating interest in SMTC.

SMTC will not be an FIE at the end of its taxation year provided that, at that time, the “carrying value” of all of SMTC’s “investment property” is not greater than one-half of the “carrying value” of all its property. SMTC is of the view that if SMTC had a taxation year-end on the date of hereof, SMTC would not be an FIE on that date on the basis that the carrying value of its investment property is not greater than one-half of the carrying value of all of its property. However, the determination of whether or not SMTC is an FIE must be made on an annual basis at the end of each taxation year-end of SMTC and no assurances can be given that SMTC will not be an FIE at the end of any of its taxation years.

Even if SMTC were an FIE at the end of one of its taxation years, a share of common stock may be an exempt interest provided that throughout the period that such a share is held by a Holder during such taxation year of SMTC: (i) SMTC is resident in the United States for the purposes of the Tax Act (as it is now); (ii) the share of common stock is listed on a prescribed stock exchange (which includes the NASDAQ) and (iii) the share of common stock constitutes an “arm’s length interest” (as defined for the purposes of the FIE Tax Proposals). It is expected that the shares of common stock will constitute an “arm’s length interest” of a particular Holder thereof for the purposes of the FIE Tax Proposals provided that such Holder (together with entities and individuals with whom the Holder does not deal at arm’s length) does not hold, in the aggregate, more than 10% of the shares of common stock, based on the fair market value of such shares. Additionally, a share of common stock of a Holder will only constitute an exempt interest at the end of SMTC’s taxation year if, at that time, it is reasonable to conclude that the Holder has no “tax avoidance motive” in respect of such share of common stock. For this purpose, the Holder will generally be regarded as having a tax avoidance motive only if it is reasonable to conclude that the main reasons for acquiring or holding such shares of common stock include directly or indirectly benefiting principally from income, profits, gains or increases in value in respect of investment property and from the deferral or reduction of tax that would have been payable on such income, profits or gains. Holders should consult their own tax advisors regarding the determination of whether or not they have such a tax avoidance motive. The determination of whether or not shares of common stock constitute an exempt interest must be made on an annual basis at the end of the taxation year of SMTC and no assurances can be given that shares of common stock will constitute an exempt interest at any taxation year-end of SMTC.

Economic Statement of October 18, 2000

In the Economic Statement released on October 18, 2000 (the “Economic Statement”), the Minister of Finance (Canada) announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included no details of the circumstances in which such tax-deferred share-for-share exchanges could occur but rather indicated that these rules would be developed in consultation with the private sector. The Economic Statement indicated that any such rules would not be effective before the public release of draft legislation including such rules. The Canadian Federal Budget of February 18, 2003, reiterated the statements made in the Economic Statement and indicated that draft legislative proposals would be released in the near future for public review and comment. The recent Canadian Federal Budget of March 23, 2004 (the “2004 Budget”) indicated that it is intended that a detailed proposal will be released for public comment within months after the release of the 2004 Budget. The 2004 Budget also indicated that the proposals are expected to be in the form of draft legislation and there has been no indication as to an effective date for the proposal.

It is not known whether the draft legislation containing the proposed amendments described above will be released in time to affect a subsequent exchange of exchangeable shares for shares of common stock, and it is therefore possible that such exchange of exchangeable shares may be achieved on a tax-deferred basis. In any case, until such rules are developed and released, it is not possible to state whether such rules would apply to a Holder who exchanges exchangeable shares for shares of common stock. Holders should consult their own tax advisors once the draft legislation is released, if at all, to determine how the draft legislation might apply to the Holder’s particular circumstances.

United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders of exchangeable shares issued by SMTC Canada who redeem or exchange such shares for shares of common stock. For purposes of this discussion, a non-U.S. holder is a beneficial owner of exchangeable shares or shares of common stock who or that is:

•	an individual who is a non-resident alien of the United States;

•	a partnership or other entity taxed as a partnership organized or created under non-U.S. law;

•	a corporation or other entity taxed as a corporation organized or created under non-U.S. law;

•	an estate that is not taxable in the U.S. on its worldwide income; or

•	a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect substantial trust decisions.

If a partnership holds exchangeable shares or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding exchangeable shares or shares of common stock should consult their own tax advisors.

Individuals may, in certain cases, be deemed to be resident aliens, as opposed to non-resident aliens, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax. This discussion does not address the U.S. federal income tax consequences applicable to resident aliens. These individuals are urged to consult their own tax advisors.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal income tax laws (for example, individuals who were formerly citizens or residents of the

United States, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, and persons who hold exchangeable shares or shares of common stock as part of a straddle, hedging, constructive sale or conversion transaction). This summary assumes that non-U.S. holders hold their exchangeable shares or shares of common stock as capital assets. Furthermore, this summary does not discuss all aspects of U.S. federal income taxation nor does it address any aspects of U.S. state or local taxation.

This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the transactions described herein.

The discussion does not address Canadian Residents who are also citizens or residents of the U.S. (for U.S. federal income tax purposes). Such Canadian Residents should consult their tax advisors concerning the U.S. tax consequences of the receipt of holding exchangeable shares or shares of common stock.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

Exchange of Exchangeable Shares

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the exchange of exchangeable shares for common stock, unless such gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if certain tax treaties apply, is attributable to a permanent establishment of the non-U.S. holder in the U.S. If a non-U.S. holder’s gain is effectively connected with a U.S. trade or business (and, where applicable, attributable to a permanent establishment in the U.S.), the non-U.S. holder will be subject to tax as described below under “Common Stock – Sale or Exchange of Common Stock”. In addition, in the case of an individual non-U.S. holder, such individual may be subject to U.S. federal income tax on any gain realized on the exchange of exchangeable shares if such individual is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

The IRS may assert that an exchange of exchangeable shares for common stock constitutes a disposition of an interest in SMTC. If the IRS took this position, non-U.S. holders could be subject to tax if SMTC is or has been during certain periods preceding the disposition a “U.S. real property holding corporation,” as described below under “Common Stock – Sale or Exchange of Common Stock.” SMTC does not believe that it is, or has been, a U.S. real property holding corporation and is not likely to become a U.S. real property holding corporation in the future.

Common Stock

Dividends on Common Stock. Dividends (other than certain dividends of common stock) paid to a non-U.S. holder of common stock of SMTC generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Under the Canada-U.S. Income Tax Convention (the “Tax Treaty”), the withholding rate on dividends for eligible Canadian Residents is generally 15%. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its non-resident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN (or successor form) or appropriate substitute form. Such form generally would contain such non-U.S. holder’s name and address and a certification that such holder is eligible for the benefits of such treaty. In addition, to the extent there is no “established financial market” for the common stock of SMTC within the meaning of applicable Treasury regulations, such non-U.S. holder would be required to furnish its Taxpayer Identification Number.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI (or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. Instead, the effectively connected dividends will generally be subject to U.S. net income tax at ordinary rates as if the non-U.S. holder were a U.S. resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder’s country of residence, any effectively connected income will be subject to U.S. federal income tax only if it is attributable to a permanent establishment in the U.S. maintained by the holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate, if applicable ) on an earnings amount that is net of the regular tax.

Unless non-U.S. holders comply with certain IRS certification or documentary evidence procedures, they generally will be subject to U.S. backup withholding tax at a 28% rate under the backup withholding rules described below, rather than at a 30% or reduced tax treaty rate. The certification requirement may be fulfilled by providing a properly executed Internal Revenue Service Form W-8BEN or W-8ECI.

A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Sale or Exchange of Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain recognized on the sale or other taxable disposition of common stock unless:

(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the U.S. maintained by such holder, in which case the holder would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If the holder is a foreign corporation, the holder may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

(ii) in the case of a non-U.S. holder who is an individual and holds the shares as a capital asset, the non-U.S. holder is present in the U.S. for 183 or more days during the taxable year of the disposition and satisfies certain other conditions; or

(iii) (A) SMTC is or has been during certain periods preceding the disposition a “U.S. real property holding corporation” for U.S. federal income tax purposes (which SMTC does not believe it is, has been or is likely to become); and (B) assuming that the common stock will be “regularly traded on an established securities market” for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding common stock.

Backup Withholding and Information Reporting

Dividends. In order to avoid backup withholding tax at 28% rate on dividends from SMTC that are paid within the United States, a non-U.S. holder is required to certify its non-U.S. status under penalties of perjury or otherwise establish an exemption. The certification requirement may be fulfilled by providing a properly executed Internal Revenue Service Form W-8BEN or W-8ECI. SMTC must report annually to the IRS and to each non-U.S. holder the amount of dividends paid within the United States to, and the tax withheld with respect to, such non-U.S. holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder’s country of residence under the provisions of an applicable income tax treaty or agreement or as required by local law.

Sale or Exchange of Common Stock. Upon the sale or other disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker, the broker must backup withhold at a rate of 28% and report the sale to the IRS, unless the non-U.S. holder certifies its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption, as described above. Upon the sale or other disposition of common stock by a non-U.S. holder to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold), unless the broker has documentary evidence in its files that the seller is a non-U.S. holder and/or certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules are generally allowable as a credit against such non-U.S. holder’s U.S. federal income tax liability (if any), which may entitle such non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

United States Estate Tax Consequences

Common stock owned (or deemed owned) at the time of his or her death by an individual non-U.S. holder at the time of death will be includable in his or her gross estate for United States federal estate tax purposes and, subject to certain credits, may be subject to United States federal estate tax, unless an applicable income or estate tax treaty provides otherwise. Under certain circumstances, Article XXIX B of the Tax Treaty limits the application of the U.S. estate tax to Canadian Residents. Accordingly, Canadian Residents are urged to consult their tax advisors regarding the possible application of the United States federal estate tax.

Definitions

Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in the “Details of Exchangeables Shares” section.

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars at any date, the product obtained by multiplying:

(i) the foreign currency amount; and

(ii) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, if such noon spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the board of directors of SMTC Canada to be appropriate for such purpose.

“Canadian Resident” means a resident of Canada for the purposes of the Tax Act.

“Company Insolvency Event” means the consent of SMTC Canada to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation, the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), where SMTC Canada fails to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or the consent by SMTC Canada to the filing of any such petition or to the appointment of a receiver, or the institution by SMTC Canada of any such proceeding, or the making by SMTC Canada of a general assignment for the benefit of creditors, or the admission in writing by SMTC Canada of its inability to pay its debts generally as they become due, or SMTC Canada not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted exchangeable shares.

“Company Liquidation Amount” means, with respect to each exchangeable share, an amount equal to the current market price of a share of common stock on the last business day prior to the effective date of the liquidation, dissolution or winding-up of SMTC Canada, to be satisfied by the delivery of one share of common stock plus the full amount of all dividends, if any, declared and unpaid on each such exchangeable share held by a holder on any dividend record date occurring prior to such time.

“Exchangeable Share Voting Event” means any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of SMTC Canada, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of exchangeable shares are entitled to vote (or instruct the trustee to vote) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement.

“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of exchangeable shares are entitled to vote as shareholders of SMTC Canada in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the exchangeable shares and the common stock.

“SMTC Control Transaction” means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving, for or by SMTC, or any proposal to take any such action.

“SMTC Liquidation Amount” means, with respect to each exchangeable share, an amount equal to the current market price of a share of common stock on the fifth business day prior to the effective date of an SMTC Liquidation Event, to be satisfied by delivery of one share of common stock plus any declared and unpaid dividends.

“SMTC Liquidation Event” means (i) any determination by SMTC’s Board of Directors to institute voluntary liquidation, dissolution, or winding-up proceedings with respect to SMTC or to effect any other distribution of its assets among its stockholders for the purpose of winding-up its affairs; or (ii) the earlier of (A) receipt by SMTC of notice of, and (B) SMTC becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of SMTC or to effect any other distribution of assets of SMTC among its shareholders for the purpose of winding-up its affairs, in each case of (A) or (B) above where SMTC has failed to contest in good faith any such proceeding commenced in respect of SMTC within 30 days of becoming aware thereof.

“SMTC Nova Scotia” means SMTC Nova Scotia Company, a wholly-owned subsidiary of SMTC.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our shares in the public market could adversely affect the prevailing market price of our shares. Furthermore, the sale of a substantial amount of shares in the public market after the contractual and legal restrictions on resale described below lapse could adversely affect the prevailing market price of our shares and our ability to raise equity capital in the future.

As of March 29, 2004, 9,661,642 shares of common stock held by certain of our stockholders were “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

Lock-ups

Two of the Company’s largest stockholders, investment funds advised by Bain Capital, LLC and Celerity Partners, Inc., respectively, representing 25.5% of the current shares outstanding, or 7,319,064 shares of our common stock, have agreed to retain portions of their stock in the Company for the following periods:

(i) 1/3 of their stock until the date that is three months after the closing of the proposed recapitalization,

(ii) 1/2 of their stock until the date that is six months after the closing of the proposed recapitalization, and

(iii) 1/6 of their stock until the date that is nine months after the closing of the proposed recapitalization.

Standstill Period

Each of the Company and SMTC Canada and their respective subsidiaries has agreed that until July 1, 2004, it will not sell or issue, or enter into any agreement to sell or issue, any of their respective equity securities (or securities convertible into such equity securities) in excess of 5% of the total value or number of such securities outstanding following completion of the Offering (generally, other than the grant of options pursuant to stock option plans or stock purchase plans or the issuance of securities on the exercise of previously granted options, warrants or other securities of such corporation or in connection with any acquisition, strategic investments or strategic alliance involving the Company or SMTC Canada or any securities issuable to current lenders (as described under “Management’s Discussion and Analysis of Financial Condition and Operating Results-Overview”) without the prior written consent of the lead underwriter in the Offering, such consent not to be unreasonably withheld or delayed). These restrictions will no longer apply if the Offering is not completed or if stockholder approval is not obtained.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock that are restricted securities for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

The sales of any shares of common stock that are restricted securities under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale of restricted securities, and who has beneficially owned the shares of common stock proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Plans

As of May 10, 2004, there were options to purchase 148,543 shares of our common stock outstanding under the 1998 Plan and options to purchase 641,500 shares of our common stock outstanding under our 2000 Plan. All of the shares issuable upon exercise of the options are eligible for sale in the public market from time to time, subject to vesting provisions.

Warrants

We have issued, or are currently obligated to issue, a total of 2,199,804 warrants to purchase common stock, which are all currently exercisable and are held by our current lenders. We expect that these warrants will be cancelled and that we will issue $10 million of our common stock and warrants to our current lenders in exchange for $10 million of debt. We also expect that our current lenders will agree to the same lock-up periods described above under “Lock-ups” with respect to the new equity securities issued to them. See “Management’s Discussion and Analysis of Financial Condition and Operating Results-Overview.”

Registration Rights

Some of our stockholders, under some circumstances, have the right to require us to register their shares for future sale. See “Description of Capital Stock—Registration Rights.”

Sales in Canada—Exchangeable Shares

As of May 7, 2004, 4,314,061 exchangeable shares of our subsidiary SMTC Canada were outstanding. All of the outstanding exchangeable shares are freely tradeable in Canada without restriction except for shares that may be held by controlling persons of SMTC Canada (generally, persons or companies, who alone or in combination with others hold a sufficient number of securities to affect materially the control of SMTC Canada or SMTC).

All of the exchangeable shares are freely exchangeable into common stock on a one-for-one basis and freely tradeable in the United States as such common stock, subject to compliance with applicable securities laws.

As described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Operating Results-Overview,” each Special Warrant issued by SMTC Canada in the private placement is exercisable for one unit consisting of one exchangeable share of SMTC Canada, and one half of a warrant to purchase an exchangeable share, which will result in the issuance of up to an aggregate of 50,025,000 exchangeable shares by SMTC Canada in the future. The issuance of shares of common stock in exchange for those exchangeable shares is being registered by this prospectus.

PLAN OF DISTRIBUTION

Our subsidiary SMTC Canada completed a committed private placement on March 3, 2004, which was fully underwritten by a syndicate of Canadian investment dealers comprised of Orion Securities Inc., CIBC World Markets Inc., GMP Securities Limited and RBC Dominion Securities Inc. of 33,350,000 Special Warrants to qualified investors at a price of C$1.20 (approximately US$0.90) per Special Warrant, representing an aggregate amount of issue of C$40.02 million, C$37.3 million net of underwriting expenses, or approximately US$29.9 million, US$27.6 million net of underwriting expenses, based on the exchange rate on March 3, 2004. Each Special Warrant is exercisable into one unit consisting of one exchangeable share of SMTC Canada, and one half of a warrant to purchase an exchangeable share. Each whole warrant will be exercisable for one exchangeable share of SMTC Canada at an exercise price of C$1.85 per share for a period of 60 months following closing.

The Special Warrants will be exercisable for units on the earlier of: (i) the sixth business day after the date on which a receipt has been issued by applicable Canadian securities regulatory authorities for a prospectus qualifying the distribution of the exchangeable shares and warrants issuable upon exercise of the Special Warrants (the “Prospectus Qualification Date”), and (ii) March 4, 2005. If the Prospectus Qualification Date has not occurred on or before June 1, 2004 or if the Company has not registered in the United States the common stock underlying the exchangeable shares issuable in connection with the offering by July 1, 2004, each Special Warrant shall thereafter entitle the holder to receive upon exercise, without payment of additional consideration, 1.1 units in lieu of one unit.

The exchangeable shares of SMTC Canada may be exchanged at any time at the option of the holder on a one-for-one basis for shares of our common stock. The issuance of such shares of common stock in exchange for exchangeable shares is being registered by this prospectus. We have agreed to bear the expenses of registration of the shares in this prospectus.

Holders of exchangeable shares may exchange their exchangeable shares for common stock by exercising their retraction rights, which are described under “Details of Exchangeable Shares—Retraction.” A description of the tax effects of such exchange is also included under “Details of Exchangeable Shares.”

The exchangeable shares are intended to be functionally and economically equivalent to the shares of common stock, accordingly there are no material differences in the rights of the holders of common stock and the holders of exchangeable shares. Additional information on the rights of the holders of exchangeable shares is included under “Details of Exchangeable Shares.”

LEGAL MATTERS

The validity of the shares to be issued in this offering has been passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some partners of Ropes & Gray LLP are members in RGIP LLC, which beneficially owns 27,971 shares of common stock. RGIP LLC is also an investor in certain of the Bain Capital Funds. The “Details of Exchangeable Shares—Certain Canadian Federal Income Tax Considerations” has been passed upon for us by Goodmans LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of SMTC Corporation as of December 31, 2002 and 2003 and for the each of the years in the three-year period ended December 31, 2003 have been included in this prospectus and elsewhere in the registration statement in reliance on the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses and significant working capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from that uncertainty. The audit report covering the December 31, 2003 consolidated financial statements also refers to a change in the accounting for goodwill and other intangible assets as discussed in note 3(q) to the consolidated financial statements.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, which we refer to as the “SEC,” a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the common stock to be issued upon exchange of the exchangeable shares of SMTC Canada. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are necessarily incomplete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, are also available to you on the Internet site maintained by the SEC at http://www.sec.gov.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

SMTC CORPORATION

AUDITORS’ REPORT

To the Board of Directors and Shareholders of SMTC Corporation

We have audited the accompanying consolidated balance sheets of SMTC Corporation and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred significant recurring losses and has a significant working capital deficiency due to the maturity of the Company’s debt on October 1, 2004. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s actions in regard to these matters, including a proposed recapitalization, are also described in note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3(q) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/    KPMG LLP

Chartered Accountants

Toronto, Canada

February 6, 2004, except

as to note 20 which is

as of March 3, 2004

SMTC CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

December 31, 2002 and 2003

	2002	2003
Assets
Current assets:
Cash and cash equivalents	$370	$167
Accounts receivable (note 4)	57,398	41,318
Inventories (note 5)	38,362	31,463
Prepaid expenses	2,611	1,922
Income taxes recoverable	841	—

	99,582	74,870

Capital assets (note 6)	43,677	30,805
Other assets (note 7)	13,378	3,088
Deferred income taxes (note 9)	34,325	—

	$190,962	$108,763

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities:
Accounts payable	$56,165	$40,565
Accrued liabilities	33,814	18,843
Income taxes payable	—	355
Current portion of long-term debt (note 8)	17,500	70,077
Current portion of capital lease obligations (note 8)	257	193

	107,736	130,033

Long-term debt (note 8)	65,089	—
Capital lease obligations (note 8)	176	35

Shareholders’ equity (deficiency):
Capital stock (note 10)	66,802	55,911
Warrants (note 10)	1,255	1,523
Loans receivable (note 10)	(5)	(5)
Additional paid-in capital (note 10)	163,360	174,483
Deficit	(213,451)	(253,217)

	17,961	(21,305)
Future operations (note 1)
Commitments, contingencies and guarantees (note 13)
United States and Canadian accounting policy differences (note 19)
Subsequent events (note 20)

	$190,962	$108,763

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Revenue	$528,169	$525,175	$306,121
Cost of sales, including restructuring and other charges (note 17)	557,669	504,920	279,497

Gross profit (loss)	(29,500)	20,255	26,624
Selling, general and administrative expenses (note 17)	38,780	24,175	18,780
Amortization (note 17)	9,518	2,538	4,062
Restructuring and other charges, including the write-down of intangible assets (note 17)	41,843	30,364	1,002

Operating earnings (loss)	(119,641)	(36,822)	2,780
Interest (note 8)	9,281	8,297	5,113

Loss before income taxes, discontinued operations and the cumulative effect of a change in accounting policy	(128,922)	(45,119)	(2,333)
Income taxes (recovery) (note 9):
Current	2,184	(48)	686
Deferred	(30,973)	(1,170)	34,325

	(28,789)	(1,218)	35,011

Loss from continuing operations	(100,133)	(43,901)	(37,344)
Loss from discontinued operations (note 18)	(4,678)	(8,502)	(2,422)
Cumulative effect of a change in accounting policy (note 3(q))	—	(55,560)	—

Loss for the year	$(104,811)	$(107,963)	$(39,766)

Loss per share (note 16):
Basic loss per share from continuing operations	$(3.50)	$(1.53)	$(1.30)
Loss per share from discontinued operations	(0.16)	(0.30)	(0.09)
Loss from the cumulative effect of a change in accounting policy per share	—	(1.93)	—

Basic loss per common share	$(3.66)	$(3.76)	$(1.39)

Diluted loss per common share	$(3.66)	$(3.76)	$(1.39)

Weighted average number of common shares outstanding:
Basic	28,608,072	28,689,779	28,689,779
Diluted	28,608,072	28,689,779	28,689,779

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in thousands of U.S. dollars)

Years ended December 31, 2001, 2002 and 2003

	Capital stock	Warrants	Treasury stock	Loans receivable	Additional paid-in capital	Deficit	Total shareholders’ equity (deficiency)
	(note 10)	(note 10(d))
Balance, December 31, 2000	$77,427	$367	$—	$(27)	$151,396	$(677)	$228,486
Warrants issued	—	—	—	—	659	—	659
Warrants exercised	4	(367)	—	—	363	—	—
Options exercised	—	—	—	—	313	—	313
Conversion of shares from exchangeable to common stock	(8,935)	—	—	—	8,935	—	—
Repayment of loans receivable	—	—	—	14	—	—	14
Loss for the year	—	—	—	—	—	(104,811)	(104,811)

Balance, December 31, 2001	68,496	—	—	(13)	161,666	(105,488)	124,661
Warrants issued	—	1,255	—	—	—	—	1,255
Conversion of shares from exchangeable to common stock	(1,694)	—	—	—	1,694	—	—
Repayment of loans receivable	—	—	—	8	—	—	8
Loss for the year	—	—	—	—	—	(107,963)	(107,963)

Balance, December 31, 2002	66,802	1,255	—	(5)	163,360	(213,451)	17,961
Conversion of shares from exchangeable to common stock	(10,891)	—	—	—	10,891	—	—
Warrants issued	—	268	—	—	—	—	268
Warrants to be issued	—	—	—	—	232	—	232
Loss for the year	—	—	—	—	—	(39,766)	(39,766)

Balance, December 31, 2003	$55,911	$1,523	$—	$(5)	$174,483	$(253,217)	$(21,305)

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Cash provided by (used in):

Operations:
Loss for the year	$(104,811)	$(107,963)	$(39,766)
Items not involving cash:
Amortization	9,518	2,538	4,062
Depreciation	12,102	11,629	8,037
Deferred income taxes	(30,973)	(1,170)	34,325
Loss (gain) on disposition of capital assets	30	(5)	(25)
Impairment of assets (note 17)	6,474	8,876	37
Non-cash charges included in loss from discontinued operations (note 18)	—	—	3,461
Discount on prepayment of shareholder loans (note 7)	—	—	389
Gain on disposal of assets previously written down (note 17)	—	—	(293)
Write-down of goodwill and intangible assets	17,765	55,560	—
Change in non-cash operating working capital:
Accounts receivable	113,375	23,976	14,178
Inventories	110,921	42,538	5,857
Prepaid expenses	(468)	1,419	633
Income taxes recoverable/payable	(6,455)	156	1,196
Accounts payable	(85,087)	(16,510)	(14,200)
Accrued liabilities	(14,061)	13,726	(12,428)

	28,330	34,770	5,463
Financing:
Increase in long-term debt	14,492	—	—
Repayment of long-term debt	(7,500)	(40,208)	(12,512)
Principal payments on capital lease obligations	(354)	(171)	(205)
Loans to shareholders (note 7)	(5,236)	—	—
Prepayment of loans to shareholders (note 7)	—	—	3,795
Proceeds from issuance of common stock	313	—	—
Repayment of loans receivable	14	8	—
Debt issuance costs	(1,500)	(3,731)	—

	229	(44,102)	(8,922)
Investments:
Purchase of capital assets	(19,119)	(2,788)	(167)
Proceeds from sale of capital assets	89	137	335
Proceeds from disposition of discontinued operations (note 18)	—	—	3,058
Other	(124)	250	30

	(19,154)	(2,401)	3,256

Increase (decrease) in cash and cash equivalents	9,405	(11,733)	(203)
Cash and cash equivalents, beginning of year	2,698	12,103	370

Cash and cash equivalents, end of year	$12,103	$370	$167

Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

1.    Future operations:

The accompanying consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for a reasonable period of time. As a consequence, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

SMTC Corporation (the “Company”) has incurred significant losses in fiscal 2001, 2002 and 2003, including costs associated with the restructuring of its operations resulting in a deficiency in shareholders’ equity at December 31, 2003. The Company’s long-term debt has been classified as a current liability at December 31, 2003 due to the maturity of the debt on October 1, 2004 (note 8), resulting in a significant working capital deficiency as at December 31, 2003. In addition, the Company believes that it is unlikely that it will be in compliance with the existing financial covenants in the current credit agreement in the second quarter of 2004. Should the Company not be able to refinance the debt, subject to reasonable and achievable covenants, the Company expects that it will not be able to satisfy its indebtedness and other obligations. If the Company is unable to repay such amounts, the lenders could proceed against any collateral granted to them to secure the indebtedness. Substantially all of the Company’s assets have been pledged to the lenders as collateral for the Company’s obligations under the senior facility.

On February 17, 2004, the Company announced a proposed recapitalization, as described in note 20. The effect of this recapitalization would be to lower the Company’s overall indebtedness by approximately $37,000, extend the term of the majority of the remaining indebtedness and provide additional liquidity. The proposed transactions are subject to the receipt of all necessary shareholder, regulatory and stock exchange approvals and definitive agreements and other customary conditions. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities in the normal course of business is dependent upon the Company being able to refinance its existing debt as described above. However, there can be no assurance that the Company will complete the proposed recapitalization and, accordingly, may not have sufficient working capital to fund future operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used.

2.    Nature of the business:

The Company is a worldwide provider of advanced electronics manufacturing services to original equipment manufacturers. The Company services its customers through manufacturing and technology centres located in the United States, Canada and Mexico. With the closure of the Donegal facility in 2003 (note 17), the Company no longer has an operating facility in Europe.

The Company’s accounting principles are in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, except as outlined in note 19, are, in all material respects, in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

(b)    Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowance, restructuring accruals, the useful lives of capital assets and impairment of long-lived assets. Actual results may differ from those estimates and assumptions.

(c)    Revenue recognition:

Revenue is derived primarily from the sale of electronics equipment that has been built to customer specifications. Revenue from the sale of products is recognized when goods are shipped to customers since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, all customer-specified test criteria have been met and the earnings process is complete. The Company has no significant obligations after product shipment other than its standard manufacturing warranty. In addition, the Company has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that the Company has purchased to fulfill that customer’s forecasted manufacturing demand. Revenue from the sale of excess inventory to the customer is recognized when the inventory is shipped to the customer. The Company also derives revenue from engineering and design services. Service revenue is recognized as services are performed.

(d)    Cash and cash equivalents:

Cash and cash equivalents include cash on hand and deposits with banks with original maturities of less than three months.

(e)    Allowance for doubtful accounts:

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the accounts receivable to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company’s knowledge of the financial condition of its customers. In determining the amount of the allowance, the Company considers factors, including the length of time the receivables have been outstanding, customer and industry concentrations, the current business environment and historical experience.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

(f)    Inventories:

Inventories are valued, on a first-in, first-out basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods. Inventories include an application of relevant overhead. The Company writes down estimated obsolete or excess inventory for the difference between the cost of inventory and estimated net realizable value based upon customer forecasts, shrinkage, the aging and future demand of the inventory, past experience with specific customers, and the ability to sell back inventory to customers or suppliers. If these assumptions change, additional write-downs may be required.

(g)    Capital assets:

Capital assets are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	20 years
Machinery and equipment	7 years
Office furniture and equipment	7 years
Computer hardware and software	3 years
Leasehold improvements	Over term of lease

(h)    Goodwill:

Goodwill represents the excess of the purchase price of an acquired business over the fair values of the identifiable assets acquired and liabilities assumed. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill as a result of a new accounting standard issued in 2001 (note 3(q)).

(i)    Other assets:

Costs incurred relating to long-term debt are deferred and amortized over the term of the related debt. Amortization of debt issuance costs is included in amortization expense in the consolidated statements of operations.

(j)    Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the year in which the rate change occurs.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

(k)    Stock-based compensation:

The Company accounts for stock options issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25. Compensation expense is recorded on the date stock options are granted only if the current fair value of the underlying stock exceeds the exercise price. The Company has provided the pro forma disclosures required by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“Statement 148”).

The table below sets out the pro forma amounts of net loss per share that would have resulted if the Company had accounted for its employee stock plans under the fair value recognition provisions of Statement 123.

	2001	2002	2003
Net loss attributable to common shareholders, as reported	$(104,811)	$(107,963)	$(39,766)
Stock-based compensation expense	(3,101)	(6,800)	(709)

Pro forma loss	(107,912)	(114,763)	(40,475)

Basic and diluted loss per share, as reported	$(3.66)	$(3.76)	$(1.39)
Stock-based compensation expense	(0.11)	(0.24)	(0.02)

Pro forma basic and diluted loss per share	(3.77)	(4.00)	(1.41)

No compensation expense has been recorded in the statements of operations for the years ended December 31, 2001, 2002 and 2003.

The weighted average grant date fair value of options granted for the years ended December 31, 2001, 2002 and 2003 are $0.77, $1.00 and $0.48, respectively.

The estimated fair value of options is amortized over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following assumptions:

	2001	2002	2003
Risk-free interest rate	4.9%	5.0%	4.0%
Dividend yield	—	—	—
Expected life	4	4	4
Volatility	147.0%	120.0%	125.0%

(l)    Loss per share:

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the weighted average number of common shares plus the dilutive potential common shares outstanding during the year. Anti-dilutive

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

potential common shares are excluded. Potential common shares consist of stock options and warrants issued pursuant to the amended credit agreement (note 10(d)), for which the potential dilutive effect is computed using the treasury stock method.

(m)    Foreign currency translation:

The functional currency of all foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of operations.

(n)    Financial instruments and hedging:

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement 133”). Statement 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Statement 133 requires all derivatives to be recognized either as assets or liabilities and measured at fair value. The Company implemented Statement 133 for its first quarter ended March 31, 2001 and marked to market its interest rate swaps. The initial adjustment was not material.

In fiscal 2000, the Company entered into interest rate swap contracts to hedge its exposure to changes in interest rates on its long-term debt. The swaps expired on September 22, 2001. The contracts had the effect of converting the floating rate of interest on $65,000 of the senior credit facility to a fixed rate. Prior to 2001, net receipts, payments and accruals under the swap contracts were recorded as adjustments to interest expense. During 2001, the swap contracts were marked to market and the corresponding amounts recorded in the consolidated statements of operations, as the Company did not qualify for hedge accounting under Statement 133.

In fiscal 2000, one of the Company’s subsidiaries entered into forward foreign currency contracts to hedge foreign currency exposures on future anticipated sales. These contracts matured at various dates through July 31, 2001. As the contracts did not meet the criteria for hedge accounting, the Company recorded those contracts on the consolidated balance sheets at their fair values and any corresponding unrealized gains or losses were recognized in the consolidated statements of operations.

There were no derivative financial instruments outstanding at December 31, 2002 and 2003.

(o)    Impairment of long-lived assets:

Effective January 1, 2002, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“Statement 144”). Under Statement 144, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2002, recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset (or asset groupings) to future net cash flows expected to be generated by the asset. If such assets were considered impaired, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In accordance with the provisions of Statement 144, the Company has presented the closure of its Cork facility in 2002 and sale of its Appleton facility in 2003 as discontinued operations (note 18).

(p)    Comprehensive income:

Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. During each of the years in the three-year period ended December 31, 2003, comprehensive income was equal to the net loss.

(q)    Change in accounting policies:

In July 2001, the FASB issued Statement No. 141, Business Combinations (“Statement 141”), and Statement No. 142, Goodwill and Other Intangible Assets (“Statement 142”). Statement 141 requires that the purchase method of accounting be used for all business combinations. Statement 141 also specifies criteria for intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement 144. Upon adoption of Statements 141 and 142 in their entirety on January 1, 2002, the Company determined that there are no intangible assets relating to previous acquisitions that needed to be reclassified and accounted for apart from goodwill under the provisions of those Statements.

In connection with the transitional goodwill impairment evaluation, Statement 142 required the Company to perform an assessment of whether there is an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill to those reporting units as of January 1, 2002. The Company identified its reporting units to be consistent with its business units, as defined in note 14, with the exception of the Boston, Massachusetts facility. This facility is not economically similar to the other U.S. facilities and, as a result, is a separate reporting unit. In connection with the implementation of the new accounting standards, the Company completed the transitional goodwill impairment test, resulting in a goodwill impairment charge of $55,560, which comprises the goodwill in the Canadian, U.S. and Boston reporting units of $15,482, $26,698 and $13,380, respectively. The fair value of each reporting unit was

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

determined using a discounted cash flow method. The transitional impairment loss was recognized as the cumulative effect of a change in accounting principle in the Company’s consolidated statements of operations as at January 1, 2002.

Effective January 1, 2002, the Company had unamortized goodwill of $55,560, which was no longer being amortized and has been written off effective January 1, 2002 as a cumulative effect of a change in accounting policy. This change in accounting policy to not amortize goodwill has not been applied retroactively and the results presented for prior periods have not been restated for this change. The impact of this change for the year ended December 31, 2001 is as follows:

Net loss	$(104,811)
Add back goodwill amortization, net of tax	6,772

Net loss before goodwill amortization	$(98,039)

Basic and diluted loss per common share:
Loss per common share, as reported	$(3.66)
Amortization of goodwill	0.23

Basic and diluted loss per common share before goodwill amortization	$(3.43)

Amortization expense related to goodwill for the years ended December 31, 2001, 2002 and 2003 was $8,448, nil and nil, respectively.

During 2001, the Company wrote off the remaining balance of unamortized goodwill related to a previous acquisition of Qualtron Teoranta (note 17).

(r)    Recently issued accounting pronouncements:

In August 2001, FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. Statement 143 is effective for fiscal 2003. The adoption of Statement 143 on January 1, 2003 did not have a material impact on the Company’s financial position or results of operations.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”), which supercedes Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (“EITF 94-3”). Statement 146 allows for recognition of a liability for an exit or disposal activity only when a liability is incurred and can be measured at fair value. Prior to the issuance of Statement 146, a commitment to an exit or disposal plan was sufficient to record the majority of the costs. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact on its existing restructuring plans as these plans were initiated under an exit plan that met the criteria of EITF 94-3.

In December 2002, Statement 148 was issued to amend Statement 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

employee compensation. Statement 148 also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. The disclosure modifications are included in note 3(k) to these consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“Statement 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. This statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The adoption of Statement 149 on July 1, 2003 did not have any impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“Statement 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments meeting certain specified criteria that are within the scope of the statement, which previously were often classified as equity, must now be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period after June 15, 2003. The adoption of Statement 150 in the third quarter of 2003 did not have any impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (“FIN 45”), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company’s year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has not entered into or modified any guarantees after December 31, 2002. Disclosures of guarantees are included in note 13. The initial recognition and measurement provisions during fiscal 2003 did not have any impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This interpretation addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. FIN 46 applied immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised (“FIN 46R”). FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of FIN 46 and FIN 46R did not have any impact on the Company’s financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, which provides guidance on both how and when an

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

3.    Significant accounting policies  (continued):

arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. EITF 00-21 is effective for arrangements entered into for periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial position or results of operations.

4.    Accounts receivable:

Accounts receivable at December 31, 2002 and 2003 are net of an allowance for doubtful accounts of $2,097 and $2,096, respectively.

5.    Inventories:

	2002	2003
Raw materials	$15,665	$16,229
Work in progress	9,712	7,037
Finished goods	12,093	7,621
Other	892	576

	$38,362	$31,463

6.    Capital assets:

2002	Cost	Accumulated depreciation	Net book value
Land	$2,223	$—	$2,223
Buildings	12,862	1,247	11,615
Machinery and equipment	25,986	10,539	15,447
Office furniture and equipment	3,359	1,647	1,712
Computer hardware and software	9,450	6,735	2,715
Leasehold improvements	13,454	3,489	9,965

	$67,334	$23,657	$43,677

2003	Cost	Accumulated depreciation	Net book value
Land	$2,060	$—	$2,060
Buildings	10,248	1,618	8,630
Machinery and equipment	21,458	12,061	9,397
Office furniture and equipment	2,782	1,744	1,038
Computer hardware and software	8,046	7,145	901
Leasehold improvements	13,466	4,687	8,779

	$58,060	$27,255	$30,805

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

6.    Capital assets  (continued):

Machinery and equipment under capital leases included in capital assets at December 31, 2002 and 2003 were $1,583 and $1,583, respectively, and accumulated depreciation of equipment under capital leases at December 31, 2002 and 2003 was $989 and $1,150, respectively.

Included in the total depreciation expense for the years ended December 31, 2001, 2002 and 2003 of $12,102, $11,629 and $8,037 is $211, $187 and $161, respectively, relating to the depreciation of equipment under capital leases.

7.    Other assets:

	2002	2003
Deferred financing costs, net of accumulated amortization (2002 – $3,752; 2003 – $7,814)	$5,957	$2,365
Restricted cash and cash held in escrow	2,152	—
Loans to shareholders	5,236	690
Other	33	33

	$13,378	$3,088

Loans to shareholders:

Pursuant to an agreement in connection with the share reorganization on July 30, 1999, the Company agreed to lend, on an interest-free basis, $690 to a certain shareholder to fund the tax liability incurred as a result of the reorganization. The loan is secured by a first priority security interest over all of the shares of capital stock of the Company held by the shareholder, and will be repayable on a pro rata basis at such time and to the extent that the shareholder receives after-tax cash proceeds in respect of such shares.

Pursuant to an agreement in connection with the acquisition of Pensar Corporation on July 27, 2000, the Company requested that the former shareholders of Pensar Corporation file an election, allowing the Company to deduct, for income tax purposes, the goodwill related to the acquisition. In conjunction with this agreement, the Company lent, on an interest-free basis, $4,546 to the former shareholders of Pensar Corporation to fund the tax liability incurred as a result of the election. The loans were secured by a first priority security interest over all of the shares of capital stock of the Company held by the shareholders, and were repayable on a pro rata basis at such time and to the extent that the shareholders receive cash proceeds in respect of such shares, with the balance due on July 27, 2004. In light of the Company’s plan to lower its bank indebtedness, it requested that these shareholder loans be repaid prior to the expiration of the term. Accordingly, the Company provided a discount of $389 on the prepayment of shareholder loans that had a carrying value of $4,184, resulting in net proceeds of $3,795 received in 2003.

8.    Long-term debt and capital leases:

	2002	2003
Revolving credit facilities	$55,089	$63,135
Term loans	27,500	6,942

	82,589	70,077
Less current portion	17,500	70,077

	$65,089	$—

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

8.    Long-term debt and capital leases  (continued):

(a)    Period from July 27, 2000 to November 18, 2001:

In connection with the initial public offering completed on July 27, 2000, the Company and certain of its subsidiaries entered into a credit agreement that provided for $50,000 in an initial term loan and $100,000 in revolving credit loans, swing-line loans and letters of credit. The senior credit facility is secured by a security agreement over all assets and requires the Company to meet certain financial ratios and benchmarks and to comply with certain restrictive covenants. The revolving credit facilities were to terminate in July 2004. The term loans mature in quarterly installments from September 2000 to June 2004.

The revolving credit loans and term loans bore interest at varying rates based on either the Eurodollar base rate plus 2.00% to 3.00%, the U.S. base rate plus 0.25% to 1.25% or the Canadian prime rate plus 0.25% to 1.25%.

The Company is required to pay the lenders a commitment fee of 0.5% of the average unused portion of the revolving credit facilities.

(b)    Period from November 19, 2001 to December 30, 2002:

The Company incurred operating losses during 2001, which resulted in its non-compliance with certain financial covenants contained in its credit agreement as at September 30, 2001. On November 19, 2001, the Company and its lending group signed a definitive term sheet for an agreement under which certain terms of the credit facility would be revised and the non-compliance as at September 30, 2001 would be waived. The final amended agreement was signed on February 11, 2002 (the “February 2002 Amendment”) and was consistent with the terms and conditions in the term sheet. The February 2002 Amendment amended financial and other covenants, based on the Company’s business plan at that time, and covered the period up to December 31, 2002. Effective January 1, 2003, the Company would revert back to the original credit agreement. During this period, the facility bore interest at the U.S. base rate plus 2.5%. In connection with the February 2002 Amendment, the Company was committed to issue to the lenders warrants to purchase common stock of the Company (note 10(d)).

Prior to taking steps to place the subsidiary that operates the Cork facility in voluntary liquidation (note 18), the Company and its lending group executed an amendment to the credit facility to waive the default that would have been caused by this action and amend the agreement to permit such facility closure.

The Company and its lending group agreed in April 2002 to further amend the credit agreement to increase the Company’s permitted loan balances to correspond to its higher working capital needs.

(c)    Period from December 31, 2002 to November 16, 2003:

During the fourth quarter of 2002, the Company was in violation of certain covenants contained in the credit agreement. The violation was waived and effective December 31, 2002, the Company and its lending group signed a further amendment (the “December 2002 Amendment”) to the credit agreement that provided for $27,500 in term loans and $90,000 in revolving credit loans, swing-line loans and letters of credit and amends certain financial and other covenants based on the Company’s business

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

8.    Long-term debt and capital leases  (continued):

plan. In connection with the December 2002 Amendment, the Company is committed to issue to the lenders warrants to purchase common stock of the Company in exchange for the warrants issued pursuant to the February 2002 Amendment (note 10(d)).

(d)    Period from November 17, 2003 to December 31, 2003:

During November 2003, the Company and its lending group executed a further amendment to the credit agreement with an effective date of November 17, 2003 (the “November 2003 Amendment”), providing for a waiver of certain events of default, if any, arising prior to this date. The Company and its lending group also amended the credit agreement to provide for term loans of $11,942 and $73,500 of revolving credit loans, swing-line loans and letters of credit with an extension of the maturity date of the revolving credit facilities to October 1, 2004, and amendments of certain financial and other covenants based on the Company’s then current business plan. During the amendment period, the facility bears interest at the U.S. base rate plus 0.25% to 2.5%.

The Company is in compliance with the financial covenants of the current credit agreement at December 31, 2003 and expects to be in compliance through the first quarter of 2004. The Company believes that it is unlikely that it will be in compliance with the existing financial covenants in the current credit agreement in the second quarter of 2004. In the event of non-compliance, the Company’s lenders have the right to demand repayment of all outstanding amounts under the amended credit facility. If the Company was unable to repay such amounts, the lenders could proceed against any collateral granted to them to secure the indebtedness. Substantially all of the Company’s assets have been pledged to the lenders as collateral for the Company’s obligations under the senior credit facility.

The Company’s revolving credit facility matures on October 1, 2004 and, accordingly, as at December 31, 2003, this amount has been classified as a current liability. On February 17, 2004, the Company announced a proposed recapitalization of the Company under which a portion of the debt would be repaid and a portion would be refinanced, as described in note 20. As the proposed transactions are subject to the receipt of shareholder, regulatory and stock exchange approvals and definitive agreements and other customary conditions, the Company will continue to operate under the terms of the current credit agreement until these approvals are received and the conditions are satisfied. Should the Company not be able to refinance the debt prior to October 1, 2004, the Company expects that it will be unable to repay the full amount of the debt upon maturity (note 1).

(e)    Amendment and commitment fees:

The Company recorded at December 31, 2001, amendment fees related to the February 2002 Amendment of $1,500, comprised of $700, representing 0.5% of the lenders’ commitments under the revolving credit facilities and term loans outstanding of $140,000 at December 31, 2001 and February 11, 2002, and other amendment-related fees of $800. The Company paid amendment fees, related to the Cork amendment, of $140, comprised of 0.1% of the lenders’ commitments under the revolving credit facilities and term loans outstanding of $140,000 at March 11, 2002, and paid amendment fees related to the April 2002 amendment of $77. The Company also paid amendment fees related to the December 2002 Amendment of $3,514, comprised of $588, representing 0.5% of the lenders’ commitments under the revolving credit facilities and term loans outstanding of $117,500 at December 31, 2002 and other amendment-related fees of $2,926, and may be required to pay default

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

8.    Long-term debt and capital leases  (continued):

fees if it violates certain covenants after the effective date of the amendment. The amendment fees and the fair value of the warrants issued (and to be issued (note 10(d)) in connection with amending the agreement are recorded as deferred financing fees and are amortized over the remaining term of the facility.

Commitment fees of $109 and $117 were incurred in 2002 and 2003, respectively. The weighted average interest rates on the borrowings were 7.2% and 6.5% in 2002 and 2003, respectively.

(f)    Obligations under capital leases:

Minimum lease payments for capital leases consist of the following at December 31, 2003:

2004	$203
2005	36

Total minimum lease payments	239
Less amount representing interest of 8% to 11%	11

228
Less current portion	193

$35

(g)    Interest expense:

	2001	2002	2003
Long-term debt	$9,178	$8,256	$5,077
Obligations under capital leases	103	41	36

	$9,281	$8,297	$5,113

9.    Income taxes:

The Company recorded the following income tax expense (recovery):

	2001	2002	2003
Current:
Federal	$2,453	$(1,464)	$—
Foreign	(269)	1,416	686

	2,184	(48)	686
Deferred:
Federal	(29,713)	(1,109)	33,183
State	(1,596)	(115)	—
Foreign	336	54	1,142

	(30,973)	(1,170)	34,325

	$(28,789)	$(1,218)	$35,011

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

9.    Income taxes  (continued):

The overall income tax expense (recovery) as recorded in the statement of operations varied from the tax expense (recovery) calculated using U.S. federal and state income tax rates as follows:

	2001	2002	2003
Federal tax recovery	$(43,858)	$(15,321)	$(793)
State income tax expense (recovery), net of federal tax benefit	(1,547)	(1,399)	78
Income of international subsidiaries taxed at different rates	—	1,246	257
Change in valuation allowance	3,367	15,122	33,883
Non-deductible goodwill amortization and write-downs	7,381	—	—
Other	5,868	(866)	1,586

Income tax expense (recovery)	$(28,789)	$(1,218)	$35,011

Losses (income) before income taxes, discontinued operations and the cumulative effect of a change in accounting policy consisted of the following:

	2001	2002	2003
U.S.	$101,569	$40,142	$(4,250)
Non-U.S.	27,353	4,977	6,583

	$128,922	$45,119	$2,333

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax liabilities and assets are comprised of the following at December 31:

	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$42,150	$53,370
Capital and other assets	14,556	10,778
Reserves, allowances and accruals	12,146	4,262

	68,852	68,410
Valuation allowance	(34,527)	(68,410)

	34,325	—
Deferred tax liabilities	—	—

Net deferred tax assets	$34,325	$—

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

9.    Income taxes  (continued):

At December 31, 2003, the Company had total net operating loss carryforwards of approximately $142,400 (2002—$130,000), of which $4,200 will expire in 2010, $300 will expire in 2011, $1,300 will expire in 2012, $1,600 will expire in 2018, $81,200 will expire in 2021, $20,200 will expire in 2022 and $33,600 will expire in 2023.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management considers the scheduled reversal of deferred tax liabilities, change of control limitations, projected future taxable income and tax planning strategies in making this assessment. FASB Statement No. 109, Accounting for Income Taxes, states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years in the jurisdictions to which the deferred tax assets relate. As a result of the quarterly review undertaken at the end of the second quarter of 2003, the Company concluded that given the weakness and uncertainty in the current economic environment, it was appropriate to establish a full valuation allowance for the deferred tax assets arising from its operations in the jurisdictions to which the deferred tax assets relate. As a result, the total valuation allowance for deferred tax assets in all jurisdictions worldwide increased from approximately $34.5 million at December 31, 2002 to approximately $68.4 million at December 31, 2003. In addition, the Company expects to provide a full valuation allowance on future tax benefits until it can demonstrate a sustained level of profitability that establishes its ability to utilize the assets in the jurisdictions to which the assets relate.

10.    Capital stock:

(a)    Authorized:

The authorized share capital of the Company at December 31, 2001, 2002 and 2003 consists of:

(i)	60,000,000 shares of common stock, par value $0.01 per share:

Holders are entitled to one vote per share and the right to share in dividends pro rata subject to any preferential dividend rights of any then outstanding preferred stock.

(ii)	5,000,000 shares of preferred stock, par value $0.01 per share:

The Company may, from time to time, issue preferred stock in one or more series and fix the terms of that series at the time it is created.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

(b)    Issued and outstanding:

	Number of shares			Amount
	Exchangeable	Common	Special voting stock	Exchangeable shares	Common stock	Special voting stock
Balance, December 31, 2000	6,370,959	21,852,901	1	$77,209	$218	$—
Warrants exercised (i)	—	427,915	—	—	4	—
Conversion of shares from exchangeable to common stock (ii)	(737,900)	737,900	—	(8,943)	8	—
Options exercised	—	38,003	—	—	—	—

Balance, December 31, 2001	5,633,059	23,056,719	1	68,266	230	—
Conversion of shares from exchangeable to common stock (iii)	(139,823)	139,823	—	(1,695)	1	—

Balance, December 31, 2002	5,493,236	23,196,542	1	66,571	231	—
Conversion of shares from exchangeable to common stock (iv)	(899,425)	899,425	—	(10,900)	9	—

Balance, December 31, 2003	4,593,811	24,095,967	1	$55,671	$240	$—

Capital transactions from January 1, 2001 to December 31, 2001:

(i)	During 2001, the Company issued 427,915 shares of common stock on the exercise of 578,441 warrants (note 10(d)).

(ii)	During 2001, 737,900 exchangeable shares (note 10(c)) were exchanged for common stock with a par value of $8, with the difference recorded as additional paid-in capital.

Capital transactions from January 1, 2002 to December 31, 2002:

(iii)	During 2002, 139,823 exchangeable shares (note 10(c)) were exchanged for common stock with a par value of $1, with the difference recorded as additional paid-in capital.

Capital transactions from January 1, 2003 to December 31, 2003:

(iv)	During 2003, 899,425 exchangeable shares (note 10(c)) were exchanged for common stock with a par value of $9, with the difference recorded as additional paid-in capital.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

(c)    Exchangeable shares:

In 1999, SMTC Manufacturing Corporation of Canada (“SMTC Canada”), a 100%-owned subsidiary of the Company, issued two classes of non-voting shares. In July 2000, pursuant to an initial public offering, the non-voting shares were converted to 1,469,445 exchangeable shares of SMTC Canada. The shares are exchangeable into shares of the Company’s common stock on a one-for-one basis for no additional consideration.

In July 2000, pursuant to an initial public offering, SMTC Canada issued an additional 4,375,000 exchangeable shares at a price of Cdn. $23.60 per share. The shares are exchangeable into shares of the Company’s common stock on a one-for-one basis for no additional consideration.

In November 2000, 547,114 exchangeable shares were issued to finance the share portion of the purchase price of the previous acquisition of Qualtron Teoranta.

During 2001, 2002 and 2003, 737,900, 139,823 and 899,425 exchangeable shares were exchanged for common stock, respectively (note 10(b)).

(d)    Warrants:

Common stock warrants
Balance, December 31, 2000	578,441
Warrants exercised (i)	(578,441)

Balance, December 31, 2001	—
Warrants issued (iii)	1,509,988

Balance, December 31, 2002	1,509,988
Warrants issued (iv)	458,144
Warrants to be issued (v)	231,672

Balance, December 31, 2003	2,199,804

2001 transactions:

(i)	At December 31, 2000, the Company had 578,441 common stock warrants outstanding, with a weighted average exercise price of $3.41 and a term of 10 years. During 2001, the Company issued 427,915 shares of common stock on the exercise of the 578,411 common stock warrants.

(ii)

In connection with the proposed amendment to the credit agreement in November 2001, as finalized in the February 2002 Amendment (note 8(b)), the Company agreed to issue to the lenders warrants to purchase common stock of the Company at an exercise price equal to the fair market value (defined as the average of the last reported sales price of the common stock of the Company for 20 consecutive trading days commencing 22 trading days before the date in question) at the date of the grant for 1.5% of the total outstanding shares on February 11, 2002 and

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

0.5% of the total outstanding shares on December 31, 2002. If an event of default occurred during the period from the effective amendment date to December 31, 2002, and was continuing for more than 30 days, the lenders would receive warrants to purchase an additional 1% of the total outstanding shares at an exercise price equal to the fair market value (as defined above) at the date of the grant. If all amounts outstanding under the credit agreement were repaid in full on or before March 31, 2003, all warrants received by the lenders, other than the warrants received on February 11, 2002, would have been returned to the Company. The warrants were not to be tradable separately from the related debt until the later of December 31, 2002 or nine months after the issuance of the warrants being transferred. After the debt under the credit agreement has been paid in full, the Company may repurchase the warrants or warrant shares at a price that values the warrant shares at three times the exercise price.

The fair value of the warrants was initially measured using the Black-Scholes pricing model at November 19, 2001 and were remeasured each reporting period until issued. At December 31, 2001, the fair value of the warrants of $659 was classified as warrants to be issued in additional paid-in capital.

2002 transactions:

(iii)	In connection with the December 2002 amendment to the credit agreement (note 8(c)), and in exchange for the cancellation of the warrants issued pursuant to the February 2002 amendment, the Company agreed to issue to the lenders Series A and Series B warrants to purchase common stock of the Company at an exercise price equal to the fair market value (defined as the average of the last reported sales price of the common stock of the Company for 20 consecutive trading days commencing 22 trading days before the date in question) at the date of the grant for 4% and 1%, respectively, of the total outstanding shares on December 31, 2002. As part of the December 2002 amendment, the Company also agreed to issue to the lenders Series C through Series H warrants to purchase common stock of the Company at an exercise price equal to the fair market value (as defined above) at the date of the grant provided that Series C through Series H warrants shall only be issued if the Company fails to meet certain financial covenants for the relevant fiscal quarter as follows:

Series	Number of days after end of fiscal quarter	% of common stock
Series C	45 days after first quarter 2003	0.75%
Series D	45 days after second quarter 2003	0.75%
Series E	45 days after third quarter 2003	0.75%
Series F	90 days after fourth quarter 2003	0.75%
Series G	45 days after first quarter 2004	1.00%
Series H	45 days after second quarter 2004	1.00%

The Series A through Series H warrants have a term of five years. If the Company met certain conditions by December 31, 2003, all Series B through Series E warrants would have been returned to the Company without consideration and all warrant shares that had been obtained upon exercise of such warrants were to be sold back to the Company at the exercise price of the original warrants exercised to obtain such shares. These conditions were not met as of December 31, 2003.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

The warrants will not be tradable separate from the related debt until the later of December 31, 2003 or nine months after the issuance of the warrants being transferred.

An aggregate of 1,509,998 Series A and Series B warrants were issued during 2002. The fair value of the Series A and Series B warrants was measured using a Black-Scholes pricing model at December 31, 2002. At December 31, 2002, the fair value of the warrants of $1,255 was classified as warrants issued in shareholders’ equity.

2003 transactions:

(iv)	In connection with the December 2002 Amendment to the credit agreement (note 8(c)), as described above, the Company did not meet certain financial covenants for the quarters ended June 29, 2003 and September 28, 2003 and, as such, issued 228,210 Series D warrants to purchase common stock of the Company at an exercise price of $0.61 per share and 229,934 Series E warrants to purchase common stock of the Company at an exercise price of $1.04 per share. The fair value of the Series D and Series E warrants was measured using a Black-Scholes pricing model on the date of issuance. The fair value of the Series D and Series E warrants issued of $268 was classified as warrants issued in shareholders’ equity.

(v)	In connection with the November 2003 amendment to the credit agreement (note 8(d)), certain financial covenants of the Company were revised, for which the Company was in compliance at December 31, 2003. The November 2003 Amendment, however, did not revise the covenants included in the December 2002 amendment upon which the issuance of the Series F through Series H warrants is determined (the “Warrant Covenants”). The Company did not meet the Warrant Covenants for the quarter ended December 31, 2003, and, as such, will issue 231,672 Series F warrants to purchase common stock of the Company at an exercise price equal to the fair market value (as defined above) at the date of the grant.

The fair value of the Series F warrants was initially measured using a Black-Scholes pricing model at December 31, 2003, and will be remeasured each reporting period until issued. At December 31, 2003, the fair value of the Series F warrants to be issued of $232 was classified as warrants to be issued in additional paid-in capital.

In conjunction with the proposed recapitalization of the Company, the warrants issued under the December 2002 Amendment to the credit agreement will be cancelled (note 20).

(e)    Stock options:

1998 SMTC Plan:

In July 1999, the Company replaced a previous option plan adopted in 1998 with an equivalent stock option plan (the “1998 SMTC Plan”) for which two classes of options were authorized to purchase non-voting shares. In July 2000, pursuant to an initial public offering, the options outstanding under the previous option plan were converted to options to purchase common stock of the Company. The options generally vest over a four-year period and expire after 10 years from the original grant date of the 1998 SMTC Plan options.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

2000 Equity Incentive Plan:

In July 2000, the Company approved a new stock option plan, the SMTC/SMTC Manufacturing Corporation of Canada 2000 Equity Incentive Plan (the “2000 Equity Incentive Plan”), pursuant to which a variety of stock-based incentive awards may be granted. The plan permits the issuance of up to 1,727,052 shares plus an additional number of shares determined by the Board of Directors but not to exceed 1% of the total number of shares outstanding per year. Options generally vest over a four-year period and expire 10 years from their respective date of grant.

	1998 SMTC Plan		2000 Equity Incentive Plan
	Common stock	Weighted average exercise price	Common stock	Weighted average exercise price
Balance, December 31, 2000	466,395	$5.78	1,397,000	$19.05
Issued	—	—	225,000	6.12
Exercised	(38,003)	5.78	—	—
Cancelled	(139,332)	5.78	—	—

Balance, December 31, 2001	289,060	5.78	1,622,000	17.25
Issued	—	—	1,089,500	5.96
Cancelled	(48,468)	5.78	(1,097,000)	—

Balance, December 31, 2002	240,592	5.78	1,614,500	7.85
Issued	—	—	40,000	0.75
Cancelled	(84,700)	(5.78)	(696,500)	(8.37)

Balance, December 31, 2003	155,892	$5.78	958,000	$7.17

The following options were outstanding as at December 31, 2003:

Range of exercise price	Outstanding options	Weighted average exercise price	Exercisable options	Weighted average exercise price	Remaining contractual life (years)
1998 SMTC Plan
$5.78	155,892	$5.78	155,892	$5.78	5.6

2000 Equity Incentive Plan
$ 0.75 – $0.80	65,000	$0.77	10,000	$0.80	8.8
$3.00	209,600	3.00	52,400	3.00	8.5
$5.00	159,600	5.00	39,900	5.00	8.5
$8.00	373,800	8.00	93,450	8.00	8.5
$16.00	150,000	16.0	112,500	16.00	6.6

	958,000	7.17	308,250	9.31	8.2

On January 8, 2002, the Board of Directors gave the holders of options to purchase an aggregate of 1,097,000 shares of common stock of the Company the opportunity to return their options to the Company for

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

10.    Capital stock  (continued):

cancellation. These options, which were granted on August 30, 2000, had an exercise price of $19.88 (the “$19.88 options”). The Board of Directors believed that the $19.88 options were unlikely to be exercised in the foreseeable future as the exercise price was significantly above the Company’s trading price at that time and during several months prior to that time and, as a result, they did not function as an adequate management incentive. Upon cancellation of the $19.88 options surrendered by various holders, the pool of shares as to which options may be granted under the 2000 Equity Incentive Plan was increased by 1,087,000.

On July 26, 2002, the Company granted 362,500 options at a weighted average exercise price of $6.07 to certain holders of options cancelled on January 8, 2002.

11.    Financial instruments:

(a)    Interest rate swaps:

On September 30, 1999, the Company entered into two interest rate swap transactions with a Canadian chartered bank for hedging purposes. The swaps expired on September 22, 2001 and involved the exchange of 90-day floating LIBOR rates for a two-year fixed interest rate of 6.16% before credit spread of 2.00% to 3.00% per annum on a notional amount of $65,000.

(b)    Forward exchange contracts:

In previous years, one of the Company’s subsidiaries entered into forward foreign currency contracts with a foreign bank to sell U.S. dollars for Irish punts. The aggregate principal amount of the contracts was $6,250 at December 31, 2000 with an average contract rate of $1.38 compared to a closing dollar exchange rate of $1.19. These contracts matured at various dates through July 31, 2001.

(c)    Fair values:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

(i)	The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments.

(ii)	The carrying amounts of long-term debt and capital lease obligations, including the current portion, is based on rates currently available to the Company for debt with similar terms and maturities and approximate fair value.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

12.    Supplemental cash flow information:

	2001	2002	2003
Interest paid	$9,573	$8,174	$3,733
Income taxes paid	8,397	1,840	281

Non-cash financing and investing activities:

	2001	2002	2003
Cash released from escrow	$3,583	$—	$2,152
Warrants issued or to be issued (note 10(d))	—	1,255	500

13.    Commitments, contingencies and guarantees:

The Company leases manufacturing equipment and office space under various non-cancellable operating leases. Minimum future payments under non-cancellable operating lease agreements are as follows:

2004	$12,369
2005	3,740
2006	3,685
2007	3,188
2008	2,253
Thereafter	6,336

$31,571

Included in the amounts noted above are, $6,791, $699, $660 and $275, representing lease costs for the years 2004 to 2007, respectively, which have been recorded as part of the restructuring charges and accrued in the consolidated financial statements at December 31, 2003 (note 17).

Operating lease expense for the years ended December 31, 2001, 2002 and 2003 was $15,421, $11,203 and $5,677, respectively.

In the normal course of business, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts, where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that ultimate resolution of such contingencies would not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Contingent liabilities in the form of letters of credit and letters of guarantee are provided to certain third parties. These guarantees were entered into prior to January 1, 2003, and cover various payments, including customs and excise taxes and raw material purchases. The total amount of future payments to be made under these guarantees is $858.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

14.    Segmented information:

The Company derives its revenue from one dominant industry segment, the electronics manufacturing services industry. The Company is operated and managed geographically and has facilities in the United States, Canada, Europe and Mexico. The Company monitors the performance of its geographic operating segments based on EBITA (earnings before interest, taxes and amortization) before restructuring charges, discontinued operations and the effects of a change in accounting policies. Discontinued operations relate to the Cork, Ireland facility, which was previously included in the results of the European segment and the sale of the Appleton manufacturing operations, previously included in the results of the United States segment (note 18). Intersegment adjustments reflect intersegment sales that are generally recorded at prices that approximate arm’s-length transactions. Information about the operating segments is as follows:

	2001			2002			2003
	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue	Total revenue	Intersegment revenue	Net external revenue
United States	$469,175	$(43,425)	$425,750	$441,328	$(15,324)	$426,004	$138,565	$(12,394)	$126,171
Canada	66,632	(3,778)	62,854	105,529	(14,440)	91,089	196,115	(17,741)	178,374
Europe	15,691	(1,445)	14,246	4,658	(759)	3,899	2,542	(1,079)	1,463
Mexico	134,061	(108,742)	25,319	190,964	(186,781)	4,183	162,282	(162,169)	113

	$685,559	$(157,390)	$528,169	$742,479	$(217,304)	$525,175	$499,504	$(193,383)	$306,121

	2001	2002	2003
EBITA, before discontinued operations, restructuring charges and the cumulative effect of a change in accounting policy:
United States	$(24,354)	$(1,147)	$(2,208)
Canada	(6,271)	(66)	(352)
Europe	1,559	280	149
Mexico	(13,826)	3,549	8,972

	(42,892)	2,616	6,561
Interest	9,281	8,297	5,113
Amortization	9,518	2,538	4,062
Restructuring charges (recoveries) (note 17)	67,231	36,900	(281)

Loss before income taxes, discontinued operations and the cumulative effect of a change in accounting policy	$(128,922)	$(45,119)	$(2,333)

Capital expenditures:
United States	$11,043	$1,363	$71
Canada	2,001	1,137	70
Europe	644	30	—
Mexico	5,431	258	26

	$19,119	$2,788	$167

This segmented information incorporates the operations of the Company, as discussed in note 2. The Company has operated facilities in Canada, the United States and Mexico for 18 years, 8 years and 5 years, respectively.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

14.    Segmented information  (continued):

The following enterprise-wide information is provided. Geographic revenue information reflects the destination of the product shipped. Long-lived assets information is based on the principal location of the asset.

	2001	2002	2003
Geographic revenue:
United States	$418,002	$403,913	$224,212
Canada	38,334	37,811	25,318
Europe	47,484	42,976	11,373
Asia	21,693	26,846	24,147
Mexico	2,656	13,629	21,071

	$528,169	$525,175	$306,121

Long-lived assets:
United States	$73,269	$21,080	$11,767
Canada	21,832	4,618	2,810
Europe	1,998	—	—
Mexico	18,877	17,979	16,228

	$115,976	$43,677	$30,805

15.    Significant customers and concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company’s products are concentrated among specific customers in the same industry. The Company generally does not require collateral. The Company considers concentrations of credit risk in establishing the reserves for bad debts and believes the recorded reserves are adequate.

The Company expects to continue to depend upon a relatively small number of customers for a significant percentage of its revenue. In addition to having a limited number of customers, the Company manufactures a limited number of products for each customer. If the Company loses any of its largest customers or any product line manufactured for one of its largest customers, it could experience a significant reduction in revenue. Also, the insolvency of one or more of its largest customers or the inability of one or more of its largest customers to pay for its orders could decrease revenue. As many costs and operating expenses are relatively fixed, a reduction in net revenue can decrease profit margins and adversely affect business, financial condition and results of operations.

During 2001, three customers individually comprised 22%, 12% and 12% of total revenue across all geographic segments. At December 31, 2001, these customers represented 34%, 10% and 5%, respectively, of the Company’s accounts receivable.

During 2002, three customers individually comprised 23%, 17% and 13% of total revenue across all geographic segments. At December 31, 2002, these customers represented 13%, 1% and 14% of the Company’s accounts receivable.

During 2003, three customers individually comprised 26%, 15% and 11% of total revenue across all geographic segments. At December 31, 2003, these customers represented 5%, 17% and 14% of the Company’s accounts receivable.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

16.    Loss per common share:

The following table sets forth the computation of basic loss per common share before discontinued operations and the cumulative effect of a change in accounting policy:

	2001	2002	2003
Numerator:
Net loss from continuing operations	$(100,133)	$(43,901)	$(37,344)
Net loss	(104,811)	(107,963)	(39,766)

Denominator:
Weighted average shares – basic	28,608,072	28,689,779	28,689,779
Effect of dilutive securities:
Employee stock options	—	—	—
Warrants	—	—	—

Weighted average shares – diluted	28,608,072	28,689,779	28,689,779

Loss per common share:
Basic and diluted from continuing operations	$(3.50)	$(1.53)	$(1.30)
Basic and diluted	(3.66)	(3.76)	(1.39)

During 2001, the calculation of weighted average shares - diluted did not include 1,911,060 options, as the effect would have been anti-dilutive. During 2002, the calculation did not include 1,855,092 options and 1,509,998 warrants, as the effect would have been anti-dilutive. During 2003, the calculation did not include 1,113,892 options and 2,199,804 warrants issued and warrants to be issued, as the effect would have been anti-dilutive.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.    Restructuring and other charges:

The following table details the components of the restructuring and other charges including the write-down of intangible assets:

	2001	2002	2003
Inventory write-downs included in cost of sales	$25,388	$6,536	$—
Lease and other contract obligations	8,635	18,656	2,504
Adjustment of previously recorded lease and other contract obligations	—	(393)	(4,123)
Severance	3,556	2,844	2,418
Other facility exit costs	6,278	1,568	96
Adjustments to other facility exit costs	—	—	(920)
Asset impairment	5,609	7,689	37
Proceeds on assets previously written down	—	—	(293)
Write-down of intangible assets	17,765	—	—
Other charges	—	—	1,283

Restructuring and other charges, including the write-down of intangible assets	41,843	30,364	1,002

	67,231	36,900	1,002
Other charges included in cost of sales	15,151	900	—
Other charges (adjustments) included in selling, general and administrative expenses	8,802	1,000	(122)
Other charges included in amortization expense	—	235	—

	23,953	2,135	(122)

	$91,184	$39,035	$880

2001 charges:

During 2001, in response to excess capacity caused by the slowing technology end market, the Company commenced a restructuring program aimed at reducing its cost structure (the “2001 Plan”). Accordingly, the Company recorded restructuring and other charges related to the 2001 Plan of $67,231, consisting of a write-down of goodwill and other intangible assets, the costs associated with exiting or resizing facilities and the write-down of inventory related to the closure of a facility. In addition, the Company recorded other charges of $23,953 related primarily to accounts receivable, inventory and asset impairment charges.

(a)    Restructuring and other charges:

The write-down of inventory of $25,388 recorded in cost of sales is associated with the closure of the assembly facility in Denver.

Lease and other contract obligations of $8,635 include the costs associated with decommissioning, exiting and subletting the Denver facility and the costs of exiting equipment and facility leases at various other locations.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.    Restructuring and other charges  (continued):

Severance costs of $3,556 are associated with the closure of the Denver assembly facility and the Haverhill interconnect facility and the resizing of the Mexico and Ireland facilities. The severance costs relate to all 429 employees at the Denver facility, 26 plant and operational employees at the Haverhill facility, 915 plant and operational employees at the Mexico facility and 68 plant and operational employees at the Donegal, Ireland facility.

Asset impairment charges of $5,609 reflect the write-down of certain long-lived assets, primarily at the Denver location, that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets resulting in a write-down to estimated salvage values.

Other facility exit costs of $6,278 include personnel costs and other fees directly related to exit activities at the Denver and Haverhill locations.

(b)    Write-down of intangible assets:

During 2001, the Company recorded a write-down of intangible assets of $17,765, which includes the write-down of goodwill associated with a previous acquisition of Qualtron Teoranta of $16,265 and the write-down of intangible assets of $1,500. In accordance with the then current accounting policy of the Company (note 3(o)), long-lived assets and certain identifiable intangible assets, including goodwill, held and used by an entity, were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Due to the downturn in the electronics manufacturing services industry, the significant operating loss incurred in fiscal 2001 and the restructuring and other charges recorded in 2001, the Company reviewed the recoverability of the carrying value of long-lived assets, including allocated goodwill and other intangible assets. The evaluation indicated that the estimated future net cash flows associated with the long-lived assets acquired as part of the Qualtron Teoranta acquisition were less than their carrying value and, accordingly, a write-down to estimated fair values was recorded for unamortized goodwill associated with the acquisition of Qualtron Teoranta and certain intangible assets.

(c)    Other charges:

During 2001, the Company recorded other charges totaling $23,953 related primarily to accounts receivable, inventory and asset impairment charges, resulting from the downturn in the technology sector. Included in cost of sales are other charges of $15,151 related to inventory and included in selling, general and administrative expenses are other charges of $7,937 related to accounts receivable exposures and other charges of $865 related to asset impairment charges at various facilities other than the Denver and Haverhill facilities.

2002 charges:

In response to the continuing industry economic downturn, the Company took further steps to realign its cost structure and plant capacity (the “2002 Plan”) and announced third and fourth quarter net restructuring charges of $36,900 related to the cost of exiting equipment and facility leases, severance costs asset impairment charges, inventory exposures and other facility exit costs and other charges of $2,135 primarily related to the costs associated with the disengagement of a customer and the continued downturn.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.    Restructuring and other charges  (continued):

(a)    Restructuring charges:

The write-down of inventory of $6,536 represents further costs associated with the closure of the assembly facility in Denver and costs associated with the closure of the interconnect facility in Donegal, Ireland.

Lease and other contract obligations of $18,656 represent the costs associated with exiting equipment leases and exiting facility leases in Austin and Donegal, Ireland.

Severance costs of $2,844 are associated with the closure of the interconnect facility in Donegal, Ireland and the resizing of various other locations. The severance costs related to 481 plant and operational employees, primarily at the Mexico and Donegal, Ireland facilities.

Asset impairment charges of $7,689 reflect the write-down of certain long-lived and other assets, primarily at the Austin location, that became impaired as a result of the rationalization of facilities. The asset impairment was determined based on undiscounted projected future net cash flows relating to the assets, resulting in a write-down to estimated salvage values.

Other facility exit costs of $1,568 include other costs associated with the decommissioning and closure of the Austin and Donegal, Ireland facilities.

During 2002, the Company recorded an adjustment to lease and other contract obligation costs recorded as part of the 2001 Plan of $393 upon negotiating a final settlement on a facility lease for amounts less than originally estimated.

The major components of the 2002 restructuring plan were completed during fiscal 2003.

(b)    Other charges:

Other charges included in cost of sales of $900 relate to inventory charges resulting from the disengagement with a customer, coupled with the effects of the continued downturn in the technology sector. Other charges of $1,000 included in selling, general and administrative expenses relate to the write-off of certain assets. Other charges of $235 included in amortization expense relate to additional amortization recorded to reflect the December 2002 Amendment to the credit facility (note 8).

During 2003, the Company recorded an adjustment of $122 in selling, general and administrative expenses related to the recovery of assets written off in 2002.

2003 charges:

During 2003, the Company recorded a net restructuring and other charge of $1,002, consisting of a net adjustment to previously recorded charges related to 2001 Plan and 2002 Plan of $281 and additional charges incurred during 2003 of $1,283. During 2003, the Company also recorded an adjustment to other charges of $122.

(a)    Restructuring and other charges:

During 2003, the Company recorded an additional charge for lease and other contract obligations of $2,504, consisting of a charge related to the 2001 Plan of $2,178 due to a revision in the estimate of sub-lease recoveries associated with the facility lease in Monterrey, Mexico, and a charge related to the

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.    Restructuring and other charges  (continued):

2002 Plan of $326 primarily associated with the idling of equipment leases at the Donegal facility. During 2003, the Company also recorded an adjustment to lease and other contract obligations related to the 2002 Plan of $4,123 for the expected or actual settlement of the amounts, including the Austin facility lease, for less than the originally estimated amounts.

Severance costs of $2,418 recorded during 2003 related to the additional severance for the closure or resizing of facilities pursuant to the 2002 Plan and the change in senior management during the year. Included in the severance costs was $757 related to the termination of 75 plant and operational employees at the Charlotte facility, $273 for the termination of 47 employees at the Austin facility, and $260 for the termination of 42 employees at the Mexico facility.

Other facility exit costs of $96 recorded during 2003 largely relate to additional costs incurred associated with the closure of the Charlotte facility. The Company also recorded an adjustment to other facility exit costs of $920 during 2003, consisting of $219 related to the 2001 Plan due to the settlement of certain obligations for less than the original estimated amounts, and $701 related to the 2002 Plan. The $701 relates to the Company revising its original estimates associated with the costs of closing the Austin and Charlotte facilities, based on the settlement of certain liabilities for less than the originally estimated amounts and the effects of ongoing negotiations for the settlement of other liabilities.

During 2003, the Company recorded an asset impairment charge of $37 related to the write-down of assets of the Charlotte facility, and recorded a gain of $293 related to the disposal of assets previously written down at the Donegal facility.

Other charges recorded during 2003 of $1,283 relate to professional fees associated with the Company’s refinancing negotiations with current and potential lenders and investors of $894 and a discount on the prepayment of shareholder loans of $389 (note 7).

(b)    Other charges:

During 2003, the Company recorded an adjustment of $122 in selling, general and administrative expenses related to the recovery of assets written of in 2002.

The following table details original charges, additional charges and adjustments, and the related amounts included in accrued liabilities as at December 31, 2002 and 2003, relating to the 2001 Plan:

	2001 total charges	Non-cash charges	2001 and 2002 cash payments	2002 adjustments	Accrual, December 31, 2002	2003 charges	2003 adjustments	2003 cash payments	Accrual, December 31, 2003
Inventory write-downs included in cost of sales	$25,388	$(25,388)	$—	$—	$—	$—	$—	$—	$—
Lease and other contract obligations	8,635	—	(6,819)	(393)	1,423	2,178	—	(728)	2,873
Severance	3,556	—	(3,556)	—	—	—	—	—	—
Asset impairment	5,609	(5,609)	—	—	—	—	—	—	—
Write-down of intangible assets	17,765	(17,765)	—	—	—	—	—	—	—
Other facility exit costs	6,278	(3,059)	(2,795)	—	424	—	(219)	(205)	—

	$67,231	$(51,821)	$(13,170)	$(393)	$1,847	$2,178	$(219)	$(933)	$2,873

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

17.    Restructuring and other charges  (continued):

The following table details the original charges, additional charges and adjustments recorded, and related amounts included in accrued liabilities as at December 31, 2002 and 2003 in respect of the 2002 Plan:

	2002 total charges	Non-cash charges	2002 cash payments	Accrual, December 31, 2002	2003 total charges	Non-cash charges	2003 adjustments	2003 cash receipts (payments)	Accrual, December 31, 2003
Inventory write-downs included in cost of sales	$6,536	$(6,536)	$—	$—	$—	$—	$—	$—	$—
Lease and other contract obligations	18,656	—	(1,826)	16,830	326	—	(4,123)	(6,287)	6,746
Severance	2,844	—	(1,855)	989	2,418	—	—	(2,848)	559
Asset impairment	7,689	(7,689)	—	—	37	(37)	—	—	—
Proceeds on assets previously written down	—	—	—	—	(293)	—	—	293	—
Other facility exit costs	1,568	—	(1)	1,567	96	—	(701)	(629)	333

	$37,293	$(14,225)	$(3,682)	$19,386	$2,584	$(37)	$(4,824)	$(9,471)	$7,638

18.    Discontinued operations:

(a)    Appleton:

During the third quarter of 2003, the Company sold the manufacturing operations of the Appleton facility for cash proceeds of $3,058. The Appleton facility has historically been included in the results of the United States segment (note 14). The Company recorded a loss on disposal of $235, which has been included in the loss from discontinued operations. Details of the net assets disposed of are as follows:

Proceeds on disposal of discontinued operation	$3,058
Accounts receivable	1,902
Inventory	1,042
Prepaid expenses	56
Capital assets	1,722
Accounts payable	(1,400)
Accrued liabilities	(476)

Net assets disposed of	2,846
Costs of disposal	447

Loss on disposal of discontinued operation	$(235)

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

18.    Discontinued operations  (continued):

The following information included in discontinued operations relates to the sale of the Appleton manufacturing operations:

	2001	2002	2003
Revenue	$71,178	$44,309	$10,750

Earnings (loss) from discontinued operations	$(328)	$1,695	$(3,986)

Included in the loss from discontinued operations for the year ended December 31, 2003 is the loss on disposition of discontinued operation of $235, a restructuring charge of $3,226 recorded during the second quarter of 2003, reflecting the write-down of the Appleton assets to the estimated realizable value and loss from operations of $525. In 2002, the earnings from discontinued operations includes restructuring charges of $141. In 2001, the loss from discontinued operations includes other charges of $3,228.

(b)    Cork:

In February 2002, the main customer of the Cork, Ireland facility was placed into administration as part of a financial restructuring. As a result, on March 19, 2002, the Company announced that it was closing the Cork, Ireland facility and that it was taking steps to place the subsidiary that operates that facility in voluntary administration. During the first quarter of 2002, the Company recorded a charge of $9,717 related to the closure of the facility.

The following information relates to the discontinued operations:

	2001	2002	2003
Revenue	$12,834	$5,035	$—

Earnings (loss) from discontinued operations	$(4,350)	$(10,197)	$1,564

In 2001, the loss from discontinued operations includes restructuring charges of $317 and other charges of $117. In 2002, the loss from discontinued operations includes the costs of closing the facility of $9,717. Included in this amount are the write-offs of the net assets of $6,717 (comprised of capital assets of $1,129 and net working capital of $5,588) and other costs associated with exiting the facility of $3,000. Included in the other costs is severance of $1,350 related to the termination of all employees. In 2003, the earnings from discontinued operations include the distribution from the proceeds of the liquidation of $2,304, less additional charges of $740 related to the closure of the facility.

During 2002, the Company recorded an accrual for costs associated with the exiting of the facility of $3,000, consisting of lease and other contract obligations of $323, severance of $1,350 and other facility exit costs of $1,327. During 2002, aggregate cash payments of $2,732 were made, and the accrual at December 31, 2002 of $268 related to additional severance payments to be made.

At December 31, 2003, there is no remaining accrual related to the Cork facility.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

19.    United States and Canadian accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The significant differences between U.S. GAAP and Canadian GAAP and their effect on the consolidated financial statements of the Company are described below:

The following table reconciles net loss as reported in the accompanying consolidated statements of operations to net loss that would have been reported under Canadian GAAP:

	2001	2002	2003
Loss for the year in accordance with U.S. GAAP	$(104,811)	$(107,963)	$(39,766)
Amortization (a)	220	—	—
Write-down of goodwill (a) and (b)	2,205	55,560	—

Loss for the year in accordance with Canadian GAAP	$(102,386)	$(52,403)	$(39,766)

Net earnings (loss) under Canadian GAAP is comprised of the following:

	2001	2002	2003
Operating earnings (loss)	$(117,216)	$(36,822)	$2,780
Interest expense	9,281	8,297	5,113

Loss before income taxes and discontinued operations	(126,497)	(45,119)	(2,333)
Income taxes (recovery)	(28,789)	(1,218)	35,011
Loss from discontinued operations	(4,678)	(8,502)	(2,422)

Loss for the year	$(102,386)	$(52,403)	$(39,766)

(a)    Acquisitions:

Under U.S. GAAP, shares issued as consideration in a business combination are valued using the share price at the announcement date of the acquisition. Under Canadian GAAP in effect on the date of acquisition, shares were valued on the consummation date. As a result, under Canadian GAAP, the total purchase price for Qualtron Teoranta would be $24,455, resulting in goodwill of $15,630. Under the U.S. GAAP, the purchase price was $26,900, resulting in goodwill of $18,075. Goodwill amortization in fiscal 2003 under U.S. GAAP was nil (2002—nil; 2001—$1,783) and under Canadian GAAP was nil (2002—nil; 2001—$1,563). The write-down of goodwill during 2001 relating to Qualtron Teoranta was $16,265 under U.S. GAAP and $14,060 under Canadian GAAP.

(b)    Transitional goodwill impairment change:

Under Canadian GAAP, any transitional goodwill impairment charge is recognized in opening retained earnings; under U.S. GAAP, the cumulative adjustment is recognized in earnings during the current year.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

20.    Subsequent events:

On February 17, 2004, the Company announced the terms of a proposed recapitalization of the Company. The proposed recapitalization consists of three main components: a private placement of equity securities, a new secured credit facility and a transaction with the Company’s current lenders to repay a portion of and restructure a portion of the Company’s existing debt obligations, as follows:

(a)    Private placement of equity securities:

On March 3, 2004 (the “Closing Date”), the Company completed a private placement, fully underwritten by a syndicate of Canadian investment dealers (the “Underwriters”), of 33,350,000 Special Warrants (each a “Special Warrant” and collectively, the “Special Warrants”) of SMTC Manufacturing Corporation of Canada (“SMTC Canada”), an indirect wholly owned subsidiary of the Company (the “Offering”). Each Special Warrant was issued at a price of Cdn. $1.20 per Special Warrant (approximately U.S. $0.92 per Special Warrant based on the exchange rate on February 17, 2004), resulting in aggregate proceeds of Cdn. $40,020 (approximately U.S. $30,600 based on the exchange rate on February 17, 2004).

Each Special Warrant is exercisable into one unit, consisting of one exchangeable share of SMTC Canada, and one-half of a warrant to purchase an exchangeable share of SMTC Canada. Each whole warrant will be exercisable into one exchangeable share of SMTC Canada at an exercise price of Cdn. $1.85 per share (approximately U.S. $1.41 based on the exchange rate on February 17, 2004) for a period of 60 months following the Closing Date of the Offering.

Subject to the satisfaction of applicable legal requirements, each exchangeable share of SMTC Canada can be exchanged on a one-for-one basis for one share of the common stock of the Company. Each exchangeable share of SMTC Canada, as nearly as practicable, is intended to be the economic equivalent of a share of common stock of the Company and holders of the exchangeable shares of SMTC Canada are able to exercise essentially the same voting rights with respect to the Company as they would have if they had exchanged their exchangeable shares of SMTC Canada for common stock of the Company. On or after July 17, 2015, subject to certain adjustment and acceleration provisions, SMTC Canada will redeem all of the outstanding exchangeable shares by delivering common shares of the Company on a one-for-one basis.

The exchangeable shares are listed on The Toronto Stock Exchange, and the common shares of the Company are traded on the NASDAQ market. As such the Company will file a Canadian prospectus with the applicable securities regulatory authorities to qualify the issuance and distribution of the units within 90 days of the Closing Date of the Offering and will file a U.S. registration statement to register the underlying common shares within 120 days of the Closing Date of the Offering. In the event that the prospectus is not qualified within 90 days of the Closing Date of the Offering or the U.S. registration statement is not effective within 120 days of the Closing Date of the Offering, each Special Warrant will be exercisable into 1.1 units without payment of additional consideration.

The Company completed the private placement of Special Warrants, which closed into escrow on March 3, 2004. The proceeds of the Offering, net of commissions to the Underwriters and expenses of the Underwriters were placed into escrow pending receipt of shareholder approval. The proceeds from the Offering will be used to repay a portion of the existing debt.

SMTC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. dollars, except share quantities and per share amounts)

Years ended December 31, 2001, 2002 and 2003

20.    Subsequent events  (continued):

(b)	New secured credit facility:

The Company has signed a letter of intent to enter into a new, 3-year $40,000 revolving credit and term loan facility (the “New Credit Facility”) which is to be used to repay a portion of the existing debt and for future working capital needs. The availability under the New Credit Facility is subject to certain borrowing base conditions based on the eligible inventory and accounts receivable of the Company. The New Credit Facility will be secured by the present and future assets of the Company, and will require the Company to be in compliance with financial covenants during the term of the facility. The initial term of the New Credit Facility is three years, with a one-year renewal period at the option of the lender, at which time the facility would become annually renewable.

(c)	Transactions with the Company’s current lenders:

The Company has signed a binding letter of intent with the current lenders under which the Company will satisfy its debt by:

(i)	payment of $40,000 of the current debt obligation at par;

(ii)	exchanging $10,000 of existing debt into units consisting of one share of common stock of the Company and a fraction of a share purchase warrant at the same price and as the units received upon the exercise of the Special Warrants as described above.

(iii)	converting the remaining debt up to a limit of $27,500 into subordinated debt with maturities ranging from 4 to 5 years, with mandatory prepayments required beginning in fiscal 2005, (the “Amended Credit Facility”). In the unlikely event the remaining debt exceeds this limit, the difference will be repaid at par. The Amended Credit Facility will be secured by liens, second to those of the New Credit Facility covering all present and future assets of the Company, and requires the Company to be in compliance meet certain financial ratios and to comply with certain restrictive covenants. The obligations under the Amended Credit Facility are subordinated to the New Credit Facility.

The proposed transactions are subject to the receipt of all necessary shareholder, regulatory and stock exchange approvals and definitive agreements and other customary conditions. In the event that the recapitalization transactions are not consummated, the net proceeds from the Offering held in escrow will be returned to the purchasers, and the Company will be required to make whole the purchasers for the commissions and other expenses paid to the Underwriters.

50,025,000 Shares

SMTC Corporation

Common Stock

PROSPECTUS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The registrant has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee		$4,025
Printing and engraving expenses		*
Legal fees and expenses		50,000
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be included by amendment.

Item 14. Indemnification of Directors and Officers.

SMTC Corporation is incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends and unlawful stock purchases and redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the Delaware General Corporation Law.

SMTC’s charter provides that its directors shall not be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law. In addition, SMTC’s by-laws provide that it shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

All of SMTC’s directors and officers are covered by an insurance policy maintained by SMTC against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we have issued the following securities, which were not registered under the Securities Act of 1933, as amended:

In connection with an amendment to the Company’s credit facility, the Company issued warrants to purchase an aggregate of 443,656 shares of common stock of the Company to its lenders in consideration for their extension of and continued performance under the credit facility. These warrants were issued as of February 11, 2002 and certificated in the form included in Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 29, 2002. The warrants were immediately exercisable, had an exercise price per share of $1.33 and were to expire on February 11, 2007. These warrants were cancelled in exchange for warrants issued in connection with the December 31, 2002 amendment, as described below. The issuance of warrants was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). The recipients of the warrants included only accredited investors.

In connection with an amendment to the Company’s credit facility, the Company issued warrants to purchase an aggregate of 147,885 shares of common stock of the Company to its lenders in consideration for their extension of and continued performance under the credit facility. These warrants were issued as of April 30, 2002 and certificated in the form included in Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 29, 2002. The warrants were immediately exercisable, had an exercise price per share of $2.04 and were to expire on April 30, 2007. These warrants were cancelled in exchange for warrants issued in connection with the December 31, 2002 amendment, as described below. The issuance of warrants was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). The recipients of the warrants included only accredited investors.

In connection with the December 31, 2002 amendment to the Company’s credit facility, the Company issued warrants to purchase an aggregate of 1,509,988 shares of common stock of the Company to its lenders in consideration for the cancellation of previously issued warrants and their extension of and continued performance under the credit facility. These warrants were issued as of December 31, 2002 and certificated in the forms included in Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 27, 2003. The warrants are immediately exercisable, have an exercise price per share of $0.89 and expire on December 31, 2007. The issuance of warrants was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). The recipients of the warrants included only accredited investors.

The terms of the Company’s current credit agreement require that the Company issue warrants to its lenders if it does not meet certain EBITDA targets as of each fiscal quarter end on the dates falling 45 days after the end of each fiscal quarter in 2003 and the first two fiscal quarters of 2004. The Company did not meet the applicable EBITDA target for the second fiscal quarter of 2003, the third fiscal quarter of 2003 or the fourth fiscal quarter of 2003. Accordingly, the Company issued warrants as of each of August 13, 2003 and November 12, 2003 to its lenders in consideration for their extension of and continued performance under the credit facility. The warrants are certificated in the forms included in Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 27, 2003. The August 13, 2003 warrants are immediately exercisable for an aggregate of 228,210 shares of common stock of the Company, have an exercise price per share of $0.61 and expire on August 13, 2008. The November 12, 2003 warrants are immediately exercisable for an aggregate of 229,934 shares of common stock of the Company, have an exercise price per share of $1.04 and expire on November 12, 2008. The Company is obligated to issue

231,672 warrants with an effective date of March 30, 2004, an expiration date of March 30, 2009 and an exercise price of $0.84 per share, subject to completion of definitive documentation. The issuance of warrants was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). The recipients of the warrants included only accredited investors.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Listed below are all exhibits filed as part of this Report. Certain exhibits are incorporated herein by reference to (i) the Company’s Registration Statement on Form S-1 originally filed on March 24, 2000 (File No. 333-33208), and (ii) documents previously filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit #	Description
2.1.1	Reorganization and Merger Agreement dated as of July 26, 1999. (4)

2.1.2	Amendment to Reorganization and Merger Agreement, dated as of July 27, 2000. (9)

2.2	Stock Purchase Agreement dated as of May 23, 2000 (Pensar Corporation). (3)

2.3	Stock Purchase Agreement dated as of November 22, 2000 (Qualtron Teoranta and Qualtron, Inc.). (8)

3.1	Amended and Restated Certificate of Incorporation. (7)

3.2	Amended and Restated By-Laws. (7)

3.3	Certificate of Designation. (7)

4.1.1	Stockholders Agreement dated as of July 27, 2000. (6)

4.1.2	Amended and Restated Stockholders Agreement dated as of November 22, 2000. (9)

4.2	Form of certificate representing shares of common stock. (3)

4.3	Exchangeable Share Provisions attaching to the exchangeable shares of SMTC Manufacturing Corporation of Canada. (7)

4.4	Exchangeable Share Support Agreement dated as of July 27, 2000 among SMTC, SMTC Manufacturing Corporation of Canada and SMTC Nova Scotia Company. (7)

4.5	Voting & Exchange Trust Agreement dated as of July 27, 2000 among SMTC, SMTC Manufacturing Corporation of Canada, CIBC Mellon Trust Company and SMTC Nova Scotia Company. (7)

5.1	Opinion of Ropes & Gray LLP.+

10.1.1	Credit and Guarantee Agreement dated as of July 28, 1999. (4)

10.1.2	First Amendment to Credit and Guarantee Agreement, dated as of November 4, 1999. (5)

10.1.3	Second Amendment to Credit and Guarantee Agreement, dated as of December 14, 1999. (5)

10.1.4	Third Amendment to Credit and Guarantee Agreement, dated as of May 15, 2000. (4)

10.1.5	Amended and Restated Credit and Guarantee Agreement, dated as of July 27, 2000. (7)

10.1.6	Amended and Restated Guarantee and Collateral Agreement dated as of July 27, 2000. (7)

10.1.7	First Amendment dated as of November 17, 2000 to the Amended and Restated Credit and Guarantee Agreement. (9)

10.1.8	Second Amendment dated as of December 28, 2000 to the Amended and Restated Credit and Guarantee Agreement. (9)

Exhibit #	Description
10.1.9	Third Amendment dated as of February 6, 2001 to the Amended and Restated Credit and Guarantee Agreement. (9)

10.1.10	Fourth Amendment and First Waiver dated as of February 11, 2002 to the Amended and Restated Credit and Guarantee Agreement. (12)

10.1.11	First Amendment dated as of February 11, 2002 to the Amended and Restated Guarantee and Collateral Agreement. (12)

10.1.12	Fifth Amendment and Second Waiver dated as of March 8, 2002 to the Amended and Restated Credit and Guarantee Agreement. (12)

10.1.13	Sixth Amendment and Third Waiver dated as of April 9, 2002 to the Amended and Restated Credit and Guarantee Agreement. (13)

10.1.14	Seventh Amendment and Fourth Waiver dated as of April 30, 2002 to the Amended and Restated Credit and Guarantee Agreement. (14)

10.1.15	Eighth Amendment and Fifth Waiver dated as of December 31, 2002 to the Amended and Restated Credit and Guarantee Agreement. (15)

10.1.16	Consent and Release dated as of August 22, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.17	Seventh Waiver and Consent dated as of October 29, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.18	Ninth Amendment and Eighth Waiver and Consent dated as of November 17, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.19	Ninth Waiver and Consent dated as of February 23, 2004 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.20	Tenth Amendment and Tenth Waiver dated as of March 30, 2004 to the Amended and Restated Credit and Guarantee Agreement.

10.1.21	Eleventh Amendment and Eleventh Waiver and Consent dated as of April 5, 2004 to the Amended and Restated Credit and Guarantee Agreement.

10.2	Amended and Restated SMTC (HTM) 1998 Equity Incentive Plan. (1)

10.3	SMTC Corporation/SMTC Manufacturing Corporation of Canada 2000 Equity Incentive Plan. (7)

10.4	Sale/Purchase of Assets Agreement dated as of August 19, 2003 by and among SMTC Corporation, SMTC Manufacturing Corporation of Wisconsin and Pensar Electronic Solutions, LLC. (19)

10.5	Employment Agreement dated as of February 15, 2004 between John E. Caldwell and SMTC Corporation.+*

10.6	Underwriting Agreement dated as of March 3, 2004 by and among Orion Securities Inc., CIBC World Market Inc., GMP Securities Limited, RBC Dominion Securities Inc., SMTC Corporation and SMTC Manufacturing Corporation of Canada. (19)

10.7	Form of Subscription Agreement for Special Warrants (Non-U.S. Purchaser). (19)

10.8	Form of Subscription Agreement for Special Warrants (U.S. Purchaser). (19)

10.9	Special Warrant Indenture and Escrow Agreement dated as of March 3, 2004 between SMTC Manufacturing Corporation of Canada and CIBC Mellon Trust Company. (19)

10.10	Share Purchase Warrant Indenture dated as of March 3, 2004 between SMTC Manufacturing Corporation of Canada and CIBC Mellon Trust Company. (19)

Exhibit #	Description
10.11	Form of Real Property Lease dated December 22, 1998 between Third Franklin Trust and W.F. Wood, Inc. (4)

10.12	Real Property Lease dated May 9, 1995 between Logitech Ireland Limited and Ogden Atlantic Design (Europe) Limited. (5)

10.13	Lease Agreement dated as of January 1, 2003 between the Estate of Edwin A. Helwig, Barbara G. Helwig and SMTC Corporation. (16)

10.14	Real Property Lease dated as of September 15, 1998 between Warden-McPherson Developments Ltd. And The Surface Mount Technology Centre Inc. (5)

10.15	Real Property Lease dated September 3, 1999 between Airedale Realty Trust and W.F. Wood, Inc. (5)

10.16.1	Real Property Revised Lease Agreement dated January 14, 1994 between HTM Building Investors LLC and Hi-Tech Manufacturing, Inc. (2)

10.16.2	First Amendment to Lease. (2)

10.16.3	Second Amendment to Lease. (2)

10.17.1	Derek D’Andrade Employment Agreement dated July 30, 1999. (1)*

10.17.2	Amendment to Employment Agreement dated as of January 29, 2004 by and between Derek D’Andrade and SMTC Manufacturing Corporation of Canada. (19)*

10.18	Gary Walker Employment Agreement dated July 30, 1999. (1)*

10.19	Paul Walker Employment Agreement dated July 30, 1999. (1)*

10.20.1	Philip Woodard Employment Agreement dated July 30, 1999. (1)*

10.20.2	Amendment to Employment Agreement dated as of January 30, 2004 by and between Philip Woodard and SMTC Manufacturing Corporation of Canada. (19)*

10.21	Stanley Plzak Employment Agreement dated as of July 27, 2000. (9)*

10.22	Separation Agreement dated as of June 26, 2003 by and between SMTC Corporation and Stanley Plzak. (17)

10.23	Lease Agreement dated as of August 11, 2000 between SMTC Manufacturing Corporation of Massachusetts and Lincoln-Franklin LLC. (7)

10.24	Class N Common Stock Redemption Agreement dated July 26, 2000. (9)

10.25.1	Management Agreement dated July 30, 1999. (1)

10.25.2	Termination Agreement dated as of July 27, 2000. (9)

10.26	Share Purchase Agreement dated July 26, 2000 for the purchase of Gary Walker’s Class Y shares. (9)

10.27	Funding Agreement dated July 26, 2000. (9)

10.28	Promissory Note dated July 26, 2000. (9)

10.29	Pledge Agreement dated July 26, 2000 with respect to shares of common stock of SMTC owned by Gary Walker. (9)

10.30	Class N Common Stock Redemption Agreement dated July 26, 2000. (9)

10.31	Real Property Lease dated as of November 24, 2000 between Udaras Na Gaeltachta and Qualtron Teoranta. (10)

10.32	Employment offer letter from SMTC to Frank Burke dated July 26, 2001. (11)*

Exhibit #	Description
10.33	Pledge Agreement dated April 16, 2001 between the Company and Stanley Plzak. (12)

10.34	Secured Promissory Note dated April 16, 2001 from Stanley Plzak to the Company. (12)

10.35	Pledge Agreement dated April 16, 2001 between the Company and Richard V. Baxter, Jr. (12)

10.36	Secured Promissory Note dated April 16, 2001 from Richard V. Baxter, Jr. to the Company. (12)

10.37	Pledge Agreement dated April 16, 2001 between the Company and William M. Moeller. (12)

10.38	Secured Promissory Note dated April 16, 2001 from William M. Moeller to the Company. (12)

10.39	Pledge Agreement dated April 16, 2001 between the Company and Bruce D. Backer. (12)

10.40	Secured Promissory Note dated April 16, 2001 from Bruce D. Backer to the Company. (12)

10.41	Pledge Agreement dated April 16, 2001 between the Company and David E. Steel. (12)

10.42	Secured Promissory Note dated April 16, 2001 from David E. Steel to the Company. (12)

10.43	Registration Rights Agreement dated as of December 31, 2002 between the Company and Lehman Commercial Paper Inc. (15)

10.44	Warrant Agreement dated as of December 31, 2002 between the Company and Mellon Investor Services LLC. (15)

10.45	Separation Agreement dated as of July 23, 2003 by and between SMTC Corporation and Frank Burke. (18)*

21.1	Subsidiaries of the registrant. (19)

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).+

24.1	Power of Attorney pursuant to which amendments to this registration statement may be filed (included on the signature page in Part II hereof).

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1 filed on March 24, 2000 (File No. 333-33208) and incorporated by reference herein.
(2)	Filed as an Exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on May 24, 2000 (File No. 333-33208) and incorporated by reference herein.
(3)	Filed as an Exhibit to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 19, 2000 (File No. 333-33208) and incorporated by reference herein.
(4)	Filed as an Exhibit to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on July 10, 2000 (File No. 333-33208) and incorporated by reference herein.
(5)	Filed as an Exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on July 18, 2000 (File No. 333-33208) and incorporated by reference herein.
(6)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 filed on August 22, 2000 (File No. 333-44250) and incorporated by reference herein.
(7)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2000 filed on November 15, 2000 (File No. 0-31051) and incorporated by reference herein.
(8)	Filed as an Exhibit to the Company’s Current Report on Form 8-K filed on December 7, 2000 (File No. 0-31051) and incorporated by reference herein.
(9)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on April 2, 2001 (File No. 0-31051) and incorporated by reference herein.
(10)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2001 filed on August 15, 2001 (File No. 0-31051) and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 19, 2001 (File No. 0-31051) and incorporated by reference herein.
(12)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 29, 2002 (File No. 0-31051) and incorporated by reference herein.
(13)	Filed as an Exhibit to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 on Form S-3 filed on April 23, 2002 (File No. 333-33208) and incorporated by reference herein.
(14)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002 (File No. 0-31051) and incorporated by reference herein.
(15)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003 (File No. 0-31051) and incorporated by reference herein.
(16)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2003 filed on May 14, 2003 (File No. 0-31051) and incorporated by reference herein.
(17)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 filed on August 13, 2003 (File No. 0-31051) and incorporated by reference herein.
(18)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2003 filed on November 17, 2003 (File No. 0-31051) and incorporated by reference herein.
(19)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 30, 2004 (File No. 0-31051) and incorporated by reference herein.
+	To be filed by amendment.
*	Management contract or compensatory plan

(b)	Financial Statement Schedules:

The following financial statement schedule of the registrant is included in Part II of the Registration Statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 14—Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Markham, Province of Ontario, on the 11th day of May, 2004.

SMTC CORPORATION

By:	/s/ JOHN E. CALDWELL
Name:	John E. Caldwell
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John Caldwell and Blair Hendrix, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such person or persons so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN E. CALDWELL John E. Caldwell	Chairman of the Board, Chief Executive Officer (Principal Executive Officer) and Director	May 11, 2004

/s/ LINDA MILLAGE Linda Millage	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2004

/s/ STEPHEN ADAMSON Stephen Adamson	Director	May 11, 2004

/s/ MARK BENHAM Mark Benham	Director	May 11, 2004

/s/ WILLIAM BROCK William Brock	Director	May 11, 2004

Thomas Cowan	Director	May 11, 2004

/s/ BLAIR HENDRIX Blair Henrix	Director	May 11, 2004

/s/ IAN LORING Ian Loring	Director	May 11, 2004

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(Expressed in thousands of U.S. dollars)

	Years ended December 31,
	2001	2002	2003
Reserves for Accounts Receivable
Balance, beginning of year	(2,368)	(7,258)	(2,097)
Recovery (charge) to expense	(8,218)	61	(431)
Written off	3,328	5,100	432

Balance, end of year	(7,258)	(2,097)	(2,096)

S-1

EXHIBIT INDEX

Exhibit #	Description
2.1.1	Reorganization and Merger Agreement dated as of July 26, 1999. (4)

2.1.2	Amendment to Reorganization and Merger Agreement, dated as of July 27, 2000. (9)

2.2	Stock Purchase Agreement dated as of May 23, 2000 (Pensar Corporation). (3)

2.3	Stock Purchase Agreement dated as of November 22, 2000 (Qualtron Teoranta and Qualtron, Inc.). (8)

3.1	Amended and Restated Certificate of Incorporation. (7)

3.2	Amended and Restated By-Laws. (7)

3.3	Certificate of Designation. (7)

4.1.1	Stockholders Agreement dated as of July 27, 2000. (6)

4.1.2	Amended and Restated Stockholders Agreement dated as of November 22, 2000. (9)

4.2	Form of certificate representing shares of common stock. (3)

4.3	Exchangeable Share Provisions attaching to the exchangeable shares of SMTC Manufacturing Corporation of Canada. (7)

4.4	Exchangeable Share Support Agreement dated as of July 27, 2000 among SMTC, SMTC Manufacturing Corporation of Canada and SMTC Nova Scotia Company. (7)

4.5	Voting & Exchange Trust Agreement dated as of July 27, 2000 among SMTC, SMTC Manufacturing Corporation of Canada, CIBC Mellon Trust Company and SMTC Nova Scotia Company. (7)

5.1	Opinion of Ropes & Gray LLP.+

10.1.1	Credit and Guarantee Agreement dated as of July 28, 1999. (4)

10.1.2	First Amendment to Credit and Guarantee Agreement, dated as of November 4, 1999. (5)

10.1.3	Second Amendment to Credit and Guarantee Agreement, dated as of December 14, 1999. (5)

10.1.4	Third Amendment to Credit and Guarantee Agreement, dated as of May 15, 2000. (4)

10.1.5	Amended and Restated Credit and Guarantee Agreement, dated as of July 27, 2000. (7)

10.1.6	Amended and Restated Guarantee and Collateral Agreement dated as of July 27, 2000. (7)

10.1.7	First Amendment dated as of November 17, 2000 to the Amended and Restated Credit and Guarantee Agreement. (9)

10.1.8	Second Amendment dated as of December 28, 2000 to the Amended and Restated Credit and Guarantee Agreement. (9)

10.1.9	Third Amendment dated as of February 6, 2001 to the Amended and Restated Credit and Guarantee Agreement. (9)

10.1.10	Fourth Amendment and First Waiver dated as of February 11, 2002 to the Amended and Restated Credit and Guarantee Agreement. (12)

10.1.11	First Amendment dated as of February 11, 2002 to the Amended and Restated Guarantee and Collateral Agreement. (12)

10.1.12	Fifth Amendment and Second Waiver dated as of March 8, 2002 to the Amended and Restated Credit and Guarantee Agreement. (12)

10.1.13	Sixth Amendment and Third Waiver dated as of April 9, 2002 to the Amended and Restated Credit and Guarantee Agreement. (13)

Exhibit #	Description

10.1.14	Seventh Amendment and Fourth Waiver dated as of April 30, 2002 to the Amended and Restated Credit and Guarantee Agreement. (14)

10.1.15	Eighth Amendment and Fifth Waiver dated as of December 31, 2002 to the Amended and Restated Credit and Guarantee Agreement. (15)

10.1.16	Consent and Release dated as of August 22, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.17	Seventh Waiver and Consent dated as of October 29, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.18	Ninth Amendment and Eighth Waiver and Consent dated as of November 17, 2003 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.19	Ninth Waiver and Consent dated as of February 23, 2004 to the Amended and Restated Credit and Guarantee Agreement. (19)

10.1.20	Tenth Amendment and Tenth Waiver dated as of March 30, 2004 to the Amended and Restated Credit and Guarantee Agreement.

10.1.21	Eleventh Amendment and Eleventh Waiver and Consent dated as of April 5, 2004 to the Amended and Restated Credit and Guarantee Agreement.

10.2	Amended and Restated SMTC (HTM) 1998 Equity Incentive Plan. (1)

10.3	SMTC Corporation/SMTC Manufacturing Corporation of Canada 2000 Equity Incentive Plan. (7)

10.4	Sale/Purchase of Assets Agreement dated as of August 19, 2003 by and among SMTC Corporation, SMTC Manufacturing Corporation of Wisconsin and Pensar Electronic Solutions, LLC. (19)

10.5	Employment Agreement dated as of February 15, 2004 between John E. Caldwell and SMTC Corporation.+*

10.6	Underwriting Agreement dated as of March 3, 2004 by and among Orion Securities Inc., CIBC World Market Inc., GMP Securities Limited, RBC Dominion Securities Inc., SMTC Corporation and SMTC Manufacturing Corporation of Canada. (19)

10.7	Form of Subscription Agreement for Special Warrants (Non-U.S. Purchaser). (19)

10.8	Form of Subscription Agreement for Special Warrants (U.S. Purchaser). (19)

10.9	Special Warrant Indenture and Escrow Agreement dated as of March 3, 2004 between SMTC Manufacturing Corporation of Canada and CIBC Mellon Trust Company. (19)

10.10	Share Purchase Warrant Indenture dated as of March 3, 2004 between SMTC Manufacturing Corporation of Canada and CIBC Mellon Trust Company. (19)

10.11	Form of Real Property Lease dated December 22, 1998 between Third Franklin Trust and W.F. Wood, Inc. (4)

10.12	Real Property Lease dated May 9, 1995 between Logitech Ireland Limited and Ogden Atlantic Design (Europe) Limited. (5)

10.13	Lease Agreement dated as of January 1, 2003 between the Estate of Edwin A. Helwig, Barbara G. Helwig and SMTC Corporation. (16)

10.14	Real Property Lease dated as of September 15, 1998 between Warden-McPherson Developments Ltd. And The Surface Mount Technology Centre Inc. (5)

10.15	Real Property Lease dated September 3, 1999 between Airedale Realty Trust and W.F. Wood, Inc. (5)

10.16.1	Real Property Revised Lease Agreement dated January 14, 1994 between HTM Building Investors LLC and Hi-Tech Manufacturing, Inc. (2)

Exhibit #	Description

10.16.2	First Amendment to Lease. (2)

10.16.3	Second Amendment to Lease. (2)

10.17.1	Derek D’Andrade Employment Agreement dated July 30, 1999. (1)*

10.17.2	Amendment to Employment Agreement dated as of January 29, 2004 by and between Derek D’Andrade and SMTC Manufacturing Corporation of Canada. (19)*

10.18	Gary Walker Employment Agreement dated July 30, 1999. (1)*

10.19	Paul Walker Employment Agreement dated July 30, 1999. (1)*

10.20.1	Philip Woodard Employment Agreement dated July 30, 1999. (1)*

10.20.2	Amendment to Employment Agreement dated as of January 30, 2004 by and between Philip Woodard and SMTC Manufacturing Corporation of Canada. (19)*

10.21	Stanley Plzak Employment Agreement dated as of July 27, 2000. (9)*

10.22	Separation Agreement dated as of June 26, 2003 by and between SMTC Corporation and Stanley Plzak. (17)

10.23	Lease Agreement dated as of August 11, 2000 between SMTC Manufacturing Corporation of Massachusetts and Lincoln-Franklin LLC. (7)

10.24	Class N Common Stock Redemption Agreement dated July 26, 2000. (9)

10.25.1	Management Agreement dated July 30, 1999. (1)

10.25.2	Termination Agreement dated as of July 27, 2000. (9)

10.26	Share Purchase Agreement dated July 26, 2000 for the purchase of Gary Walker’s Class Y shares. (9)

10.27	Funding Agreement dated July 26, 2000. (9)

10.28	Promissory Note dated July 26, 2000. (9)

10.29	Pledge Agreement dated July 26, 2000 with respect to shares of common stock of SMTC owned by Gary Walker. (9)

10.30	Class N Common Stock Redemption Agreement dated July 26, 2000. (9)

10.31	Real Property Lease dated as of November 24, 2000 between Udaras Na Gaeltachta and Qualtron Teoranta. (10)

10.32	Employment offer letter from SMTC to Frank Burke dated July 26, 2001. (11)*

10.33	Pledge Agreement dated April 16, 2001 between the Company and Stanley Plzak. (12)

10.34	Secured Promissory Note dated April 16, 2001 from Stanley Plzak to the Company. (12)

10.35	Pledge Agreement dated April 16, 2001 between the Company and Richard V. Baxter, Jr. (12)

10.36	Secured Promissory Note dated April 16, 2001 from Richard V. Baxter, Jr. to the Company. (12)

10.37	Pledge Agreement dated April 16, 2001 between the Company and William M. Moeller. (12)

10.38	Secured Promissory Note dated April 16, 2001 from William M. Moeller to the Company. (12)

10.39	Pledge Agreement dated April 16, 2001 between the Company and Bruce D. Backer. (12)

10.40	Secured Promissory Note dated April 16, 2001 from Bruce D. Backer to the Company. (12)

10.41	Pledge Agreement dated April 16, 2001 between the Company and David E. Steel. (12)

10.42	Secured Promissory Note dated April 16, 2001 from David E. Steel to the Company. (12)

Exhibit #	Description

10.43	Registration Rights Agreement dated as of December 31, 2002 between the Company and Lehman Commercial Paper Inc. (15)

10.44	Warrant Agreement dated as of December 31, 2002 between the Company and Mellon Investor Services LLC. (15)

10.45	Separation Agreement dated as of July 23, 2003 by and between SMTC Corporation and Frank Burke. (18)*

21.1	Subsidiaries of the registrant. (19)

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).+

24.1	Power of Attorney pursuant to which amendments to this registration statement may be filed (included on the signature page in Part II hereof).

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1 filed on March 24, 2000 (File No. 333-33208) and incorporated by reference herein.
(2)	Filed as an Exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on May 24, 2000 (File No. 333-33208) and incorporated by reference herein.
(3)	Filed as an Exhibit to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 19, 2000 (File No. 333-33208) and incorporated by reference herein.
(4)	Filed as an Exhibit to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on July 10, 2000 (File No. 333-33208) and incorporated by reference herein.
(5)	Filed as an Exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on July 18, 2000 (File No. 333-33208) and incorporated by reference herein.
(6)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 filed on August 22, 2000 (File No. 333-44250) and incorporated by reference herein.
(7)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2000 filed on November 15, 2000 (File No. 0-31051) and incorporated by reference herein.
(8)	Filed as an Exhibit to the Company’s Current Report on Form 8-K filed on December 7, 2000 (File No. 0-31051) and incorporated by reference herein.
(9)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on April 2, 2001 (File No. 0-31051) and incorporated by reference herein.
(10)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2001 filed on August 15, 2001 (File No. 0-31051) and incorporated by reference herein.
(11)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 19, 2001 (File No. 0-31051) and incorporated by reference herein.
(12)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 29, 2002 (File No. 0-31051) and incorporated by reference herein.
(13)	Filed as an Exhibit to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 on Form S-3 filed on April 23, 2002 (File No. 333-33208) and incorporated by reference herein.
(14)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed on August 14, 2002 (File No. 0-31051) and incorporated by reference herein.
(15)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003 (File No. 0-31051) and incorporated by reference herein.
(16)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2003 filed on May 14, 2003 (File No. 0-31051) and incorporated by reference herein.
(17)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2003 filed on August 13, 2003 (File No. 0-31051) and incorporated by reference herein.
(18)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2003 filed on November 17, 2003 (File No. 0-31051) and incorporated by reference herein.
(19)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 30, 2004 (File No. 0-31051) and incorporated by reference herein.
+	To be filed by amendment.
*	Management contract or compensatory plan